EXHIBIT 99.3

GOLDCORP

What's Next...

GOLDCORP INC. ANNUAL REPORT 2009

What’s Next?
Following a very successful 2009, which saw improved performance at nearly all of the mines in our portfolio, Goldcorp will continue to focus on four key attributes to maintain its position as the world’s lowest cost and fastest-growing senior gold producer. Vital to this success is our objective of replacing gold reserves mined each year and 2009 represents the sixth consecutive year of gold reserve growth at Goldcorp. Our exploration team had an excellent year, also adding significant new resources at several projects, including Éléonore in Québec and Escobal in Guatemala.
We manage the Company for success over the long term. The opening of two world-class gold mines, Peñasquito and Pueblo Viejo, and the resurgence of the prolific Red Lake mine, make us confident of meeting our stated goal of increasing annual gold production by 57% to 3.8 million ounces in 2014. But, what’s next for Goldcorp?
Goldcorp is first and foremost a growth company and we will work to keep our track record of value growth in place. We have already turned our attention to the next generation of assets that will drive Goldcorp’s longer-term success, which include the recently acquired El Morro in Chile and Camino Rojo in Mexico.
You can read more about our current assets and our robust growth pipeline in the pages that follow.
SUPERIOR RETURN OVER FIVE-YEAR PERIOD
During the five-year period ending December 31, 2009, Goldcorp shares have generated a compound average total return of 21.2% in comparison to 20.1% for physical gold and 11.3% for our senior gold mining peers.1

GOLDCORP INC. ANNUAL REPORT 2009
KEY ATTRIBUTES
Why Goldcorp?
Goldcorp is an industry leader in efficient, sustainable production growth. Our high-quality assets are in mining-friendly jurisdictions throughout the Americas. We conservatively manage and maintain a strong balance sheet that allows us the financial flexibility to take advantage of new opportunities. Our goal is that these attributes, together with our focus on safety, environmental performance and communities, will combine to provide “Sustainable Prosperity” for all Goldcorp stakeholders.

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GOLDCORP INC. ANNUAL REPORT 2009
Financial Highlights

FINANCIAL (US$ MILLIONS)	2007	2008	2009

Revenues	$2,206.8	$2,419.6	$2,723.6
Earnings from operations	612.3	506.0	816.0
Adjusted net earnings	440.4	397.0	588.2
Cash flow from operations (before working capital changes)	864.7	933.2	1,180.2
Cash and cash equivalents at Dec. 31	510.8	262.3	874.6
Total assets at Dec. 31	18,952.2	19,001.5	20,948.7

OPERATING

By-product cash costs ($/oz)	$163	$305	$295
Gold production (koz)	2,292.6	2,324.3	2,421.3
Gold reserves (moz)	43.38	46.28	48.75
Silver production (koz)	17,007.2	9,681.8	12,798.5
Silver reserves (moz)	1,065.1	1,247.3	1,300.0
Copper production (klbs)	149,000	129,707	118,290
Copper reserves (mlbs)	1,492	1,373	1,228

SHAREHOLDERS (US$)

Adjusted earnings per share (basic)	$0.62	$0.56	$0.80
Cash flow from operations per share (before working capital changes)	1.23	1.31	1.61
Dividends ($ millions)	126.9	128.7	131.7
Share price at Dec. 31	33.93	31.53	39.34
Weighted average shares outstanding at Dec. 31 (millions)	705	712	731

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GOLDCORP INC. ANNUAL REPORT 2009
CHUCK JEANNES, President and Chief Executive Officer
Letter from the CEO
From left to right: Steve Reid, Chief Operating Officer, Chuck Jeannes, President and Chief Executive Officer, Lindsay Hall, Chief Financial Officer
Last year when I became President and CEO I said that we had the right people, the right assets and the right strategy for long-term success but that we needed to do a better job of delivering on the promise of those attributes. I am happy to report that in 2009 we did just that, as all of the mines essentially met or exceeded their performance goals set at the beginning of the year.
We experienced another record-breaking year in 2009, increasing gold production to 2.42 million ounces on the strength of organic growth at most of our mines. We also achieved record cash margins due not only to a higher average realized gold price of $978 per ounce, but also to total cash costs1 that declined to $295 per ounce for the year from $305 in 2008. Cash flow from operations before changes in working capital2 totaled nearly $1.2 billion in 2009 while adjusted net earnings3 were $588.2 million in 2009 compared to $397.0 million in 2008.
Existing mines drive record 2009 production
CANADA
We remained the largest producer of Canadian gold during 2009, driven by solid performances at our Ontario mines. At Red Lake, increased mining flexibility drove another strong year of gold production and provides the platform for an increase in production during 2010 and beyond. Completion of the 4199 exploration drift allowed for exploration drilling of the deeper sections of the High Grade Zone for the first time in several years.
As we entered the 100th anniversary of mining in Timmins during 2009, the real highlight is the deep high grade mineralization discovered in the Hoyle Pond underground at our Porcupine mine, where successful exploration drilling has demonstrated improving gold grades and the extension of several gold structures at depth. This is prompting new investments in mine development, including a deep winze (shaft) which will assure the continuation of mining in this historic district for many years to come. At Musselwhite, improved stope flexibility during the year drove a further increase in gold production and with additional working faces in the PQ Deeps underground further increases in gold production are expected.
MEXICO
Los Filos started to hit its stride with significantly improved production during 2009 and was not only the largest gold producer in Mexico but also saw its best annual performance to date. This record gold production is expected to continue as a crushing and agglomeration plant for higher grade ore is completed in early 2010. Successful exploration also resulted in a significant increase in proven and probable gold reserves during 2009.
San Dimas continued to see positive exploration results during the year in the Sinaloa Graben area. This should position the mine for a new phase of long-term production strength.
CENTRAL AMERICA
Following on the success of our Canadian and Mexican operations, Marlin continued to deliver outstanding performance, with record gold and silver production in 2009 at extremely low cash costs. This resulted from productivity increases in underground mining rates and metals recovery enhancements. During 2009, a new High Grade Zone was discovered and 2010 will see continued exploration drilling to further delineate the discovery.
Reserves growth through the drill bit in 2009
We mine non-renewable resources, so finding and developing new gold reserves is critical to our long-term success. Replacing gold reserves mined each year is the first objective of our exploration team and I am pleased to report we more than replaced our reserves for the sixth consecutive year, without any additions through acquisitions. This is a testament to the strength of our assets, as nearly every mine and project in our portfolio has an active exploration program testing potential areas of reserve enhancement.

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GOLDCORP INC. ANNUAL REPORT 2009

2.42 moz	26%	13%
RECORD GOLD PRODUCTION FOR 2009	INCREASE IN CASH FLOW FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL	INCREASE IN REVENUE OVER 2008 TO $2.7B
New project pipeline in place and advancing
Looking ahead, Goldcorp has growth built in for the immediate future, driven by continued improvements at Red Lake, including the new Cochenour project, the Peñasquito mine, which is nearing completion, and the Pueblo Viejo project well into construction. The continued advancement of this development pipeline gives us the confidence to forecast five-year production growth; by 2014, we expect to produce 3.80 million ounces of gold per year, a 57% increase from the record 2.42 million ounces produced during the past year. This is a realistic and achievable growth profile and truly sets Goldcorp apart from its peers in the senior gold sector.
PEÑASQUITO UPDATE
We are pleased to report that Peñasquito continued to track on schedule and on budget, and began steady state operations in January 2010, and we are now routinely producing and selling concentrates. Start-up of Line 2 is scheduled for the third quarter of 2010 followed by the declaration of commercial production. The high-pressure grinding rolls are also on schedule for the fourth quarter of 2010. When production is fully ramped up in early 2011, Peñasquito will be one of the largest new mines in the world and a key driver of Goldcorp’s long-term production growth. With significant reserves of silver, zinc and lead, Peñasquito will also have a positive impact on Goldcorp’s already low cash costs.
PUEBLO VIEJO UPDATE
Pueblo Viejo is advancing on time and on budget toward a projected start-up in the fourth quarter of 2011. Over the first five years of production, our 40% share of production is expected to average between 415,000 and 450,000 ounces of gold per year at total cash costs of $250 to $275 per ounce. Pueblo Viejo’s current projected mine life is over 25 years with excellent prospects of adding more reserves to this rich deposit.
COCHENOUR UPDATE
The Cochenour deposit is another key to our development plans in the Red Lake camp and upon completion will be an important contributor to Goldcorp’s production growth beginning in 2014. We have already begun to enlarge and upgrade the existing Cochenour shaft and to construct a five-kilometre drift and high-speed tram at the 5400 Level connecting to the Red Lake mine after a study indicated it would be the best method of developing the deposit. This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mill while opening up several kilometres of unexplored ground deep in the heart of a prolific gold district.
As pleased as we are to be able to present such a strong and achievable growth profile over the next five years, our efforts have not stopped there. With the primary drivers of this growth nearing completion or in development, our attention has turned to assuring the long-term success of the Company. Supplementing our production profile past 2014 includes other growth projects that have continued to advance during the year. Éléonore is a key asset that will advance toward a construction decision by the end of 2010. We recently completed a pre-feasibility study and are anticipating a low cash cost mine — below $400/ounce per year — with a 16-year mine life beginning in 2015. Average annual gold production of 330,000 ounces assumes an average mined grade of more than 10 grams per tonne and a daily processing rate of 3,000 tonnes per day.
At Escobal, a grass roots gold-silver discovery, plans are progressing toward development of this world-class resource. During the year exploration drilling provided a significant resource increase. Infill and extensional drilling will continue throughout 2010 and baseline environmental work and permitting efforts are underway. Cerro Blanco will use 2010 to demonstrate several key concepts in preparation for a project feasibility study by mid-2011, including mining and ore processing methodologies and geothermal power generating potential.
As prospective as our mines and projects are, acquisitions of high-quality assets serve to fill out our growth profile and accomplish strategic objectives that further strengthen the Company. Early in 2010 we completed two such acquisitions. The first, Camino Rojo, adds a very large 3,389 square kilometre land position 50 kilometres from the Peñasquito mine in Mexico. The deposit shares many similarities with the Noche Buena deposit, located five kilometres from Peñasquito. Both contain oxide gold deposits near the surface that can be mined conventionally and processed through low-cost heap leaching. Both have showings of sulphide systems, below or adjacent to the oxide material, that warrant further exploration. How we go about developing and integrating these two satellite deposits into our footprint at Peñasquito will be a focus of our efforts in 2010, but the end result will enhance our already strong production profile at Peñasquito.
Whereas Camino Rojo was acquired to supplement the production of an existing asset, our 70% stake in the El Morro copper-gold project in Chile re-establishes Goldcorp in a very desirable mining jurisdiction and adds another large cornerstone asset to further enhance and sustain our growth profile beyond 2014. El Morro is a large copper-gold deposit in the Atacama region with existing proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper based on a final feasibility study prepared by the previous owner. A Goldcorp project team has been assembled to advance exploration and development at the site and plans to further optimize the existing feasibility study are underway.

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GOLDCORP INC. ANNUAL REPORT 2009
Peñasquito Mine
The year ahead
Moving into 2010, we will continue to build upon the success we saw in 2009. With gold production expected to increase to 2.6 million ounces, we plan to surpass our record in 2009. As we continue to build for the future, capital expenditures are forecasted at $1.5 billion and exploration expenditures at $145 million. Additionally, our strong financial position — a net debt position of zero at the end of 2009 and an undrawn credit facility of $1.5 billion — will enable us to fully finance our outstanding growth profile from existing sources of liquidity.
Key priorities for 2010 include: completing a scoping study and construction of a drift and shaft enhancement at Cochenour, and the start of construction of the exploration shaft and completion of a full feasibility study at Éléonore. At Noche Buena an internal feasibility study will be prepared and we will continue to advance our two newest acquisitions, Camino Rojo and El Morro. Further enhancements to our current operations will include development of the internal winze at Porcupine’s Hoyle Pond.
With the prospect of this long-term growth in production and reserves, Goldcorp is well positioned to benefit from what we see as a long-term increase in the price of gold as the fundamentals remain firmly in place. Investment demand continues to grow among both individuals and institutional investors who are concerned about record deficit spending, future inflation and the potential for continued debasement of the world’s major currencies. On the supply side, the gold price will also be affected by the relative scarcity of new discoveries and increased buying by central banks.
A focus on safety
Even more important than our low costs and higher production in 2009 was the fact that we achieved this record performance with the best safety record in the history of Goldcorp. For the fourth year in a row, both our Lost Time Injury Frequency Rate and our All Injury Frequency Rate fell significantly. These results are due to a tremendous focus on safety throughout the organization as we work to make Goldcorp “Safe Enough for Our Families.” While it’s great to see this strong performance, we all know we must remain keenly focused on safety in all aspects of our jobs so that we can do even better in 2010 and beyond.
A word of thanks
In closing, I would like to thank Goldcorp’s more than 14,000 employees and contractors, many of whom I have had the privilege of meeting in my travels over the course of the past year. I also wish to extend my appreciation to Goldcorp’s Board of Directors. Their valued guidance and support have made my first year at the helm a rewarding experience and helped Goldcorp turn in another year of outstanding performance.

Chuck Jeannes,
President and Chief Executive Officer

[1]	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the 2009 annual MD&A for a reconciliation of total cash costs to reported operating expenses.

[2]	Operating cash flows before working capital changes and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $1,270.2 million for the year ended December 31, 2009.

[3]	Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the 2009 annual MD&A for a reconciliation of adjusted net earnings to reported net earnings.

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GOLDCORP INC. ANNUAL REPORT 2009
An Unrivalled Growth Pipeline
Red Lake, Ontario, Canada
Responsible and sustainable growth is a primary focus at Goldcorp — organically through expansion at our existing properties, and through new mine development. During the next five years, we expect to grow our gold production to 3.8 million ounces.
This is more than an abstract goal; it’s the realistic and achievable consequence of production growth at our existing operations such as Red Lake in Canada including the new Cochenour project, plus the opening of two world-class mines at Peñasquito in Mexico and Pueblo Viejo in the Dominican Republic. Peñasquito is one of the largest new mines in the world, which we successfully constructed over the past three years and which has now moved from a project to a producing mine.
For the long term, Goldcorp is well-positioned to continue its record of success through the development of several advanced stage projects including Éléonore in Québec, El Morro in Chile, Noche Buena and Camino Rojo in Mexico and Cerro Blanco in Guatemala, along with a variety of earlier stage projects located throughout the Americas.
GROWTH PIPELINE

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GOLDCORP INC. ANNUAL REPORT 2009

MUSSELWHITE, CANADA
ÉLÉONORE, CANADA
RED LAKE, CANADA
PORCUPINE, CANADA
WHARF, USA
DEE, USA
MARIGOLD, USA
EL SAUZAL, MEXICO
PEÑASQUITO, MEXICO
CAMINO ROJO, MEXICO
SAN DIMAS, MEXICO
PUEBLO VIEJO, DOMINICAN REPUBLIC
MARLIN, GUATEMALA
LOS FILOS, MEXICO
ESCOBAL, GUATEMALA
CERRO BLANCO, GUATEMALA
ALUMBRERA, ARGENTINA
EL MORRO, CHILE

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GOLDCORP INC. ANNUAL REPORT 2009
CORNERSTONE ASSETS
Red Lake, Ontario, Canada

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GOLDCORP INC. ANNUAL REPORT 2009

675,000 oz	623,000 oz	$288/oz
2010 GOLD PRODUCTION (EST.)	2009 GOLD PRODUCTION	2009 TOTAL CASH COSTS

The Red Lake mine has been in production since the 1940s, and remains one of Goldcorp’s key assets for future growth. One of the highest-grade, lowest cost gold mines in the world, Red Lake produced 623,000 ounces of gold in 2009 at total cash costs of $288 per ounce. With proven and probable gold reserves of 3.42 million ounces at the end of last year and abundant opportunities for reserve growth within the mines and nearby properties, Red Lake promises to generate significant value to shareholders for years to come.
Exploration drilling from the 4199 drift during 2009 confirmed the continuity of the High Grade Zone at depth. Drilling will continue in this area during 2010 with the aim of adding reserves and resources in the deeper parts of the High Grade Zone. Another growing area of high-grade gold known as the Far East Zone has been discovered up-plunge from the High Grade Zone. In the under-explored Party Wall area between Campbell and Red Lake, strong results from the deepest drilling have warranted an aggressive exploration program in 2010.
Red Lake is an example of our strategy of pursuing high-quality gold reserves in districts where we already operate. The 2008 acquisition of Gold Eagle’s Bruce Channel discovery secured control of eight kilometres of strike length along the prolific Red Lake trend that is contiguous to our Cochenour-Willans property. In order to access the Cochenour/Bruce Channel deposit quickly and efficiently, plans are well underway to enlarge and upgrade the existing Cochenour shaft and to construct a five-kilometre high-speed tram on the 5,400-foot level connecting to the Red Lake mine. This will enable us to haul ore from the Bruce Channel deposit directly to the Red Lake mine for processing at the existing mill facility. The tram will also open up several kilometres of untested ground for exploration in the heart of one of the world’s most prolific gold districts. Exploration drilling will also be carried out from underground at Cochenour to target the heart of the deposit and produce the initial gold resource.

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GOLDCORP INC. ANNUAL REPORT 2009
CORNERSTONE ASSETS
Peñasquito, Zacatecas State, Mexico

GOLDCORP INC. ANNUAL REPORT 2009

22-year	17.82 moz	500,000 oz
MINE LIFE	PROVEN AND PROBABLE GOLD RESERVES	PROJECTED AVERAGE ANNUAL GOLD PRODUCTION[1]
[1]After reaching full design capacity in 2011.

During the past year, this $1.6 billion project proceeded on time and on budget with operational production starting in January 2010. When production is fully ramped up in early 2011, Peñasquito will be one of the largest new mines in the world and the primary driver of Goldcorp’s growth for many years. At the end of 2009, Peñasquito’s estimated mine life was 22 years, and average annual production is estimated to be 500,000 ounces of gold, 28 million ounces of silver, 450 million pounds of zinc and 200 million pounds of lead.
The ultimate processing capacity at Peñasquito will be achieved via a primary crusher and two semi-autogenous grinding (SAG) lines, each with a designed throughput of 50,000 tonnes per day. During 2009, we focused on construction, commissioning and initial non-commercial production from SAG Line 1 while continuing construction of SAG Line 2. By July, construction of the Line 1 SAG and ball mills, the primary crusher, feeders and conveying system, and the lead and zinc flotation circuits had been completed. October 2009 marked the production of Peñasquito’s first lead and zinc concentrates. Line 2 is successfully progressing toward start-up by the third quarter 2010. The high-pressure grinding rolls are on schedule to be completed in the fourth quarter of 2010 and will increase total throughput to the design level of 130,000 tonnes per day.
Proven and probable reserves at Peñasquito continued to grow in 2009, standing at 17.82 million ounces of gold and 1,070.1 million ounces of silver by the end of the year. Measured and indicated gold resources stood at 4.45 million ounces, and measured and indicated silver resources stood at 391.0 million ounces. Testing of high-grade and bulk underground resources will continue in 2010. We will also continue to advance our long-term strategy of developing satellite operations that leverage Peñasquito’s presence while supplementing the mine’s already strong production profile. (See Noche Buena and Camino Rojo on page 20.)

GOLDCORP INC. ANNUAL REPORT 2009
CORNERSTONE ASSETS
Pueblo Viejo, Dominican Republic
Pueblo Viejo is one of the largest gold assets in the world and is poised to become a world-class operation with a projected mine life of more than 25 years.
Total pre-production capital costs for Pueblo Viejo are budgeted at $3.0 billion on a 100% basis, which includes $0.3 billion in recently allocated capital to expand throughput to 24,000 tonnes per day. Construction is advancing on time and on budget with initial production targeted for the fourth quarter of 2011. Over the first five years, Goldcorp’s 40% share of production is expected to average between 415,000 and 450,000 ounces of gold per year at total cash costs of $250 to $275 per ounce. Goldcorp’s 40% share of Pueblo Viejo’s proven and probable reserves stood at 9.5 million ounces of gold at an average grade of 2.93 grams per tonne on December 31, 2009. There is good potential for additional growth in reserves, with 540,000 ounces of gold (40% basis) having been added during the past year.

415,000 to 450,000 oz	$250 to $275/oz
AVERAGE ANNUAL GOLD PRODUCTION FIRST 5 YEARS (40%)	AVERAGE CASH COSTS FIRST 5 YEARS

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
Marlin, Guatemala
Marlin is a combined open pit and underground mine with a conventional milling operation that began commercial production in 2005.
In 2009, Marlin produced 275,000 ounces of gold at a very low total cash cost of $192 per ounce. This productivity increase was a result of increases in underground mining rates and metals recovery enhancements from improvements in the Merrill Crowe and milling areas. This production growth is expected to continue as the mine moves into the heart of the ore-body over the next several years.
The exploration budget at Marlin for 2009 was $4 million, with activities focused on continued testing of the Coral target from underground and drilling of the West Vero and Rosa veins. Successful drilling at West Vero resulted in the discovery of a high-grade gold and silver vein structure, which will be incorporated into expanded reserves and resources at Marlin in 2010.

290,000 oz	275,000 oz	$192/oz
2010 GOLD PRODUCTION (EST.)	2009 GOLD PRODUCTION	2009 TOTAL CASH COSTS

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
Los Filos, Guerrero State, Mexico
Los Filos consists of two open pit mines (Los Filos and El Bermejal) and a small underground mine with a common heap leach and recovery plant. Commercial production at Los Filos commenced January 1, 2008, and 2009 was an excellent year for the mine as it became Mexico’s largest producer.
In 2009, Los Filos produced 239,000 ounces of gold (a 12% increase from the previous year) and 2010 production is expected to reach approximately 300,000 ounces, aided in part by the commissioning of a new crushing and agglomerating plant early in the year.
Exploration at Los Filos was highly successful in 2009, with a focus on drilling the Bermejal extension to the south and in the 4P area. The results demonstrated progress on both fronts, with reserve additions of more than one million ounces by year end. Further drilling is planned at 4P with the aim of developing an open pit mine that will be integrated into the existing operations.

300,000 oz	239,000 oz	$469/oz
2010 GOLD PRODUCTION (EST.)	2009 GOLD PRODUCTION	2009 TOTAL CASH COSTS

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
Porcupine, Ontario, Canada
Porcupine’s Dome mine celebrated the 100-year anniversary of its discovery in 2009 and it remains North America’s oldest continually operating gold mine.
Exploration activity at Porcupine during the past year focused on expanding reserves and resources below the current mining level at Hoyle Pond (78,000 metres of drilling were carried out) as well as drilling two significant targets on the Hollinger property – the Millerton and Central Porphyry Zone. Successful exploration drilling at the Hoyle Pond has demonstrated improving gold grades and the extension of several gold structures at depth while both targets at Hollinger have been fast-tracked for their high-grade potential. In total, proven and probable gold reserves at Porcupine increased by 490,000 ounces during 2009 and measured and indicated gold resources grew by 2.15 million ounces.
This success is spurring new investments in mine development to position the revitalized Porcupine mine complex for long-term success. Over the next year, we will be pursuing the construction of a deep winze (shaft) development to access deeper zones at Hoyle Pond while enhancing operational flexibility. Continued processing of low grade stockpiled ore at Porcupine is expected to temporarily decrease gold production in 2010.

280,000 oz	318,000 oz	$447/oz
2010 GOLD PRODUCTION (EST.)	2009 GOLD PRODUCTION	2009 TOTAL CASH COSTS

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
Musselwhite, Ontario, Canada
Musselwhite produced 233,000 ounces of gold in 2009, an 11% increase from the previous year. Gold production is expected to rise again in 2010 as increased flexibility in the mine’s operations enable higher levels of ore tonnage throughput.
With existing mineral reserves, Musselwhite has an expected mine life of eight years; however, excellent exploration potential within and around the mine is likely to expand reserves and extend mine life. The $10 million exploration program for 2009 was focused on extending PQ Deeps to the north and expanding the Moose and Thunderwolves zones.
Strong assay results in the C and D blocks of the cornerstone PQ Deeps underground zone confirmed expectations that gold grades are increasing with depth. Ongoing success from lateral targets in the Moose and Thunderwolves zones will direct an aggressive 2010 drill program that targets mineralization in other lateral shear zones.

260,000 oz	233,000 oz	$585/oz
2010 GOLD PRODUCTION (EST.)	2009 GOLD PRODUCTION	2009 TOTAL CASH COSTS

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
USA

MARIGOLD, NEVADA, USA
Goldcorp has a 66.7% interest in Marigold, a run-of-mine heap leach operation that commenced production in 1988. In 2009, our share of production from the Marigold mine amounted to 98,000 ounces of gold, a 2% increase from the previous year that was driven by slightly higher tonnage and grades.
During the past year, the Company initiated an aggressive exploration program to test the potential for disseminated and high-grade gold systems in the Pediment area adjacent to the Lone Tree mine along the prolific Battle Mountain trend in northern Nevada. Attention was also focused on the Red Dot target, where recent exploration has led to 730,000 ounces of reserve additions and demonstrated the potential for increasingly attractive economics of a new surface deposit. Not only did Marigold achieve exploration success in 2009, but continued to demonstrate excellence in environmental standards by obtaining International Cyanide Management re-certification in early 2010.
Key Facts

Ownership	66.7%
2010 gold production (est.)	120,000 oz
2009 gold production	98,000 oz
2009 total cash costs	$596/oz
Proven & probable gold reserves	1.61 moz
Measured & indicated gold resources	440,000 oz
Average 2009 recovery rate Au %	73%

WHARF, SOUTH DAKOTA, USA
The Wharf open pit gold mine and heap leach operation is located in the Black Hills of western South Dakota. Production from Wharf amounted to 68,000 ounces of gold in 2009, an increase of more than 12% from the previous year. Positive exploration results in 2008 extended the mine life by three years to approximately 2014 and drilling during 2009 was focused on better defining remaining reserves.
As the closure of the mine draws nearer, Wharf is working closely with the community and all regulatory authorities to ensure the mine is closed in a socially and environmentally sound manner. Because Wharf has been developed as a series of open pits that have been progressively backfilled and rehabilitated as mining development progressed, we are successfully meeting those objectives.
Key Facts

Ownership	100%
2010 gold production (est.)	65,000 oz
2009 gold production	68,000 oz
2009 total cash costs	$686/oz
Proven & probable gold reserves	190,000 oz
Measured & indicated gold resources	290,000 oz
Average 2009 recovery rate Au %	70%

GOLDCORP INC. ANNUAL REPORT 2009
STRENGTH THROUGHOUT THE PORTFOLIO
Mexico & South America
SAN DIMAS, DURANGO STATE, MEXICO
San Dimas is an underground mine that produced 113,000 ounces of gold in 2009 (a 30% increase from the previous year) at a total cash cost of $287 per ounce. The San Francisco ore pass was completed during the third quarter of 2009 and is now providing increased operating efficiencies in ore haulage.
The exploration program at San Dimas saw significant success late in the year with the identification of new mineralization and vein structures in the Sinaloa Graben area.
Key Facts

Ownership	100%
2010 gold production (est.)	110,000	oz
2009 gold production	113,000	oz
2009 total cash costs	$287	/oz
Proven & probable gold reserves	860,000	oz
Average 2009 recovery rate Au %	97%
EL SAUZAL, CHIHUAHUA STATE, MEXICO
El Sauzal is a conventional open pit, oxide milling operation which commenced operations in 2004. The mine is approaching the later years of its life and, as anticipated in the mine plan, production is declining with 204,000 ounces of gold produced in 2009. Our priorities at El Sauzal over its estimated three-year mine life will focus on maintaining low costs and optimizing operations while we look for low-risk opportunities to extend the life of the mine.
Key Facts

Ownership	100%
2010 gold production (est.)	155,000	oz
2009 gold production	204,000	oz
2009 total cash costs	$201	/oz
Proven & probable gold reserves	330,000	oz
Measured & indicated gold resources	140,000	oz
Average 2009 recovery rate Au %	94%
ALUMBRERA, CATAMARCA, ARGENTINA
Alumbrera is a low-cost gold and copper mine, located in northwestern Argentina. Alumbrera was the country’s first and largest major mining development in the modern era when it commenced production in February 1998.
Goldcorp owns a 37.5% interest in the Alumbrera mine. In 2009, Goldcorp’s portion of gold production at Alumbrera was 158,000 ounces at a total cash cost of ($722) per ounce.
Key Facts

Ownership	37.5%
2010 gold production (37.5%, est.)	165,000 oz
2009 gold production (37.5%)	158,000 oz
2009 total cash costs	($722)/oz
Proven & probable gold reserves (37.5%)	1.53 moz
Average 2009 recovery rate Au %	71%

GOLDCORP INC. ANNUAL REPORT 2009
THE NEXT GENERATION OF GROWTH
Canada & South America

ÉLÉONORE, QUÉBEC, CANADA
Goldcorp’s Éléonore project is a major discovery in the relatively unexplored greenstone/ meta-sedimentary belt of the James Bay region of Québec, Canada. We believe this area has the potential to become a significant future Canadian gold mining district.
During 2009, exploration efforts were very successful in expanding the overall mineral resource. Drilling at Éléonore concentrated on the deep, north and south extensions of the deposit and follow-up of previously identified high-grade areas. Project work continued on block modeling and the completion of an internal pre-feasibility study. Preparations are now underway for the sinking of an exploration shaft to allow for more focused deep drilling and a production decision by year-end.
As at the end of 2009, the Éléonore deposit contained 3.15 million ounces of measured and indicated gold resources at an average grade of 11.92 grams per tonne, compared to 2.28 million ounces of measured and indicated gold resources at an average grade of 10.05 grams per tonne at December 31, 2008.
Key Facts

Ownership	100%
Measured & indicated gold resources	3.15 moz
Inferred gold resources	6.25 moz
Exploration investment in 2010	$4 million

EL MORRO, CHILE
El Morro is an advanced stage copper-gold project located in north-central Chile, approximately 80 kilometres east of the city of Vallenar. Goldcorp holds a 70% interest in the project, which it acquired from New Gold Inc., in February 2010. On a 100% basis, El Morro contains proven and probable reserves of 6.7 million ounces of gold and 5.7 billion pounds of copper, with an additional 2.2 million ounces of gold and 1.0 billion pounds of copper in the measured and indicated resource categories. In 2010, we will focus on both infill and extentional drilling at the La Fortuna deposit as well as regional exploration drilling in the large and highly prospective land package. As well, work will continue on optimizing and updating the existing feasibility study in preparation for the commencement of construction at such time as permits are available.
With full construction of Peñasquito nearing completion, Goldcorp will look to transfer to El Morro the mine-building skills and expertise which delivered one of the largest new mines in the world on schedule and on budget.

Key Facts

Ownership	70%
Proven & probable gold reserves (70%)	4.7 moz
Measured & indicated gold resources (70%)	1.5 moz
Proven & probable copper reserves (70%)	4.0 billion pounds
Measured & indicated copper resources (70%)	0.7 billion pounds

El Morro’s mineral reserves and resources are reported as of March 31, 2008. Mineral reserves have been calculated based on a gold price of $500/oz, a copper price of US$1.25/lb and a cut-off of 0.30% copper-equivalent (EqCu) where: % EqCu = % Cu + 0.592 x g Au/t and % Cu = percent copper and g Au/t = grams per tonne gold. The Qualified Person as defined under NI 43-101 is Mr. Richard J. Lambert, P.E and formerly Principal Mining Engineer for Pincock, Allen & Holt Inc., currently Executive VP with Scott Wilson Roscoe Postle Associates. Mineral resources have been estimated based on US$500/oz gold, US$1.25/lb copper and a grade cut-off of 0.3% copper-equivalent (EqCu) where: % EqCu = % Cu + 0.592 x g Au/t and % Cu = percent copper and g Au/t = grams per tonne gold. Mineral resources are based on an economically constrained “mineral resource pit” that uses the same cost and metal recovery parameters used to define mineral reserves as described in the May 2008 NI 43-101 technical report for the project. Mineral resources are exclusive of mineral reserves. The Qualified Person as defined under NI 43-101 is Mr. Barton G. Stone, P.Geo and Chief Geologist for Pincock, Allen & Holt Inc.

GOLDCORP INC. ANNUAL REPORT 2009
THE NEXT GENERATION OF GROWTH
Mexico

NOCHE BUENA, ZACATECAS STATE, MEXICO
While Peñasquito advanced towards its initial production of concentrates, exploration of key regional targets continued to be a high priority. Higher grades in the deeper sulphide mineralization demonstrated the potential for mineable material beneath Noche Buena’s oxide cap. Along with the Camino Rojo property, Noche Buena’s exploration success supports Goldcorp’s long-term plan for the development of satellite operations that minimize operating costs, leverage our regional presence and supplement the production profile of Peñasquito.
Key Facts

Ownership	100%
Measured & indicated gold resources	530,000 oz
Inferred gold resources	240,000 oz
Exploration investment in 2010	$6 million

CAMINO ROJO, ZACATECAS STATE, MEXICO
Consistent with our strategy of seeking and identifying opportunities in the regions where we operate, Goldcorp moved to acquire Canplats Resources Corporation and its Camino Rojo project in 2009 and completed the acquisition in early 2010. The Camino Rojo project’s 3,389 square kilometre land position includes the Represa deposit, which has measured and indicated gold resources of 3.45 million ounces and measured and indicated silver resources of 60.71 million ounces at the end of 2009. Inferred resources totaled 555,000 ounces of gold and 7.61 million ounces of silver. Located only 50 kilometres from Peñasquito, Camino Rojo is expected to enhance our production profile at Peñasquito over the long term.
The regional project and exploration teams at Peñasquito are focused on further defining the oxide portions of the Represa deposit, investigating adjacent sulphide mineralization and integrating areas of interest into the regional exploration program. Like the Noche Buena deposit, Camino Rojo shows excellent potential as a low-cost satellite operation to augment production at Peñasquito.
Key Facts

Ownership	100%
Measured & indicated gold resources	3.45 moz
Inferred gold resources	555,000 oz
Measured & indicated silver resources	60.71 moz
Inferred silver resources	7.61 moz

GOLDCORP INC. ANNUAL REPORT 2009
CORPORATE GOVERNANCE
Board of Directors

Strong corporate governance at Goldcorp begins with a Board of Directors that is independent and committed to the highest standards of accountability and responsibility. Strong governance is a key element in enhancing investor confidence, promoting competitiveness and ultimately sustaining economic growth. Goldcorp’s management and Board work to ensure that our business environment is fair and transparent and that decisions are implemented with attention to both business and social goals.
The Company’s corporate governance practices have been and continue to be in compliance with applicable Canadian and United States requirements. The Company continues to monitor developments in Canada and the United States with a view to further revising its governance policies and practices, as appropriate.
The Board is responsible for the oversight and review of the development of, among other things, the following:
•	participate with management in the development of, and periodically approve, a strategic plan for the Company that takes into consideration, among other things, the risks and opportunities of the business;

•	approve annual capital and operating budgets that support the Company’s strategic objectives;

•	approve material acquisitions and divestitures;

•	succession planning, including appointing and monitoring senior management;

•	monitor and confirm the Company’s performance in accordance with approved policies on safety, the environment, corporate social responsibility and human rights;

•	direct management to develop, implement and maintain a reporting system that accurately measures the Company’s performance against its plans and budgets; and

•	monitor the integrity of the Company’s internal control and management information systems, including compliance with the Code of Conduct.
Board of Directors
1.	Ian Telfer, Chairman of the Board, Director since February 2005, Areas of expertise: Mergers & Acquisitions; Finance

2.	Douglas Holtby, Independent Director, Vice Chairman of the Board and Lead Director, President and Chief Executive Officer of three private investment companies, Director since February 2005, Areas of expertise: Accounting; Consulting & Private Equity

3.	Charles A. Jeannes, President and Chief Executive Officer, Director since May 2009, Areas of expertise: Mergers & Acquisitions; Mining & Exploration; Law

4.	John P. Bell, Independent Director, Director since February 2005, Areas of expertise: Environmental, Safety & Sustainability; Social, Economic & Foreign Policy

5.	Lawrence I. Bell, Independent Director, Director since February 2005, Areas of expertise: Accounting; Energy; Environmental, Safety & Sustainability

6.	Beverley Briscoe, Independent Director, President of Briscoe Management Limited, Director since April 2006, Areas of expertise: Accounting; Finance

7.	Peter Dey, Independent Director, Chairman of Paradigm Capital Inc., Director since June 2006, Areas of expertise: Financing; Governance; Mergers & Acquisitions

8.	P. Randy Reifel, Independent Director, President of Chesapeake Gold Corp., Director since November 2006, Areas of expertise: Mineral Exploration; Mergers & Acquisitions

9.	A. Dan Rovig, Independent Director, Independent Consultant, Director since November 2006, Areas of expertise: Mining, Metallurgy & Exploration; Governance

10.	Kenneth Williamson, Independent Director, Independent Consultant, Director since November 2006, Areas of expertise: Financing; Mergers & Acquisitions

GOLDCORP INC. ANNUAL REPORT 2009
Corporate Social Responsibility
In all aspects of our business – from exploration to operations, from employment and economic development to community investment and human rights – we insist upon continuous improvement.
At Goldcorp, we have a strong commitment to Corporate Social Responsibility (CSR), and we’re working to strengthen our CSR initiatives both in Canada and abroad. We are committed to leadership in our role as a responsible global mining company. Our mission is to conduct our business, at all times, in a manner that protects the health and safety of our employees and communities, minimizes our impact on the environment and maximizes sustainable development and the promotion of human rights.
MEASURING OUR PERFORMANCE
Since 2007, we have measured and published Goldcorp’s sustainability performance using the Global Reporting Initiative (GRI), the world’s most widely used reporting framework. The framework sets out the principles and standardized indicators that organizations use to report their economic, environmental and social performance. Reporting against the GRI allows us to easily compare organizational performance over time. The reporting framework is used by the UN Global Compact and the International Council on Mining and Metals (ICMM).
We encourage you to visit www.goldcorp.com to view our annual Sustainability Report for more information.
SUSTAINABLE PROSPERITY
Our goal is to create sustainable prosperity for all our stakeholders –not only our shareholders and employees, but also our business partners, host governments and the communities in which we operate. We are a company with long-term strategic plans and we know success over the long term means working in an open and transparent manner. We want to be a valued partner in regional development and will continue to work to seek effective partnerships with a variety of stakeholders because we believe that working in partnership results in more effective and sustainable solutions to local issues. Responding to the needs of our communities is important to our overall business success and will strengthen our ability to remain competitive, productive and profitable.
Commensurate with strong commercial growth, Goldcorp has been investing in its CSR programs to ensure that we remain both an efficient producer and a local partner of choice. In 2009, Goldcorp continued to accelerate its CSR initiatives to include: appointing a Vice President for Corporate Responsibility to ensure coordination and adoption of best practices across our global operations, hiring a Director of Aboriginal Affairs in Canada, joining key organizations such as the ICMM, membership in the UN Global Compact, and adopting the Voluntary Principles for Human Rights and Security.
ENVIRONMENTAL AND SUSTAINABILITY POLICY
Our approach to improving environmental performance is guided by a comprehensive Environmental and Sustainability Policy that minimizes risks to health, safety and the environment and requires that our facilities be designed, operated and closed in compliance with strict international guidelines and local regulation.
The core values of our Policy include:
•	a commitment to the protection of life, health and the environment for present and future generations;

GOLDCORP INC. ANNUAL REPORT 2009
•	respect for the needs and cultures of local communities;

•	open communication with employees, governments and other stakeholders concerning our plans, programs and performance;

•	cooperation with government agencies, local communities, educational institutions and suppliers to achieve safe handling and disposal of materials, resources and products; and

•	application of the best technologies to continuously improve the safe, efficient use of resources, processes and materials.
You can find out more about Goldcorp’s corporate sustainability policies and initiatives at www.goldcorp.com.
OCCUPATIONAL HEALTH AND SAFETY
Goldcorp achieved an outstanding safety performance during 2009, extending a record of 16 consecutive quarters of continuous improvement. A focus on several key programs throughout our operations helped our All Injury Frequency Rate (AIFR) improve by more than 15% and our Lost Time Injury Frequency Rate (LTIFR) improve by more than 50% compared to the previous year.
We aim to operate a well-maintained and safe work environment for the benefit of our employees, contractors and operating partners. This includes the implementation of rigorous safety management processes and related safety training that is aimed at continuously improving our performance.
To help foster a stronger safety culture at Goldcorp, we introduced the Safety Leadership Program in 2008, and since then more than 600 managers and supervisors have graduated from this three-day course. A complementary program for front-line employees was initiated last year; since then 1,500 employees have received instruction and our goal is to extend safety training to our entire workforce during the next 12 months.
HUMAN RIGHTS
Goldcorp is committed to the protection of human rights and this commitment is embedded in our Standards of Business Conduct, through our forthcoming Human Rights Policy, and across a broad range of other policies, procedures and guidelines. Our Human Rights Policy will delineate Goldcorp’s commitment to promoting, throughout its operations and management systems, universally recognized rights and freedoms with particular reference to the United Nations Universal Declaration of Human Rights, and the Voluntary Principles on Security and Human Rights.
BUSINESS CONDUCT AND ETHICS
Goldcorp is committed to the highest standards of ethical conduct in all its activities. We strive to deliver responsible, sustainable growth to all stakeholders in a manner that maintains and enhances confidence and trust in our integrity and meets or exceeds industry standards for corporate governance, ethical behaviour and best practices. Our directors, officers, employees and the agents, consultants and contractors who are hired to work on behalf of Goldcorp are all an influential part of a global organization. Our Code of Conduct was designed to maintain a work environment that fosters fairness and integrity.
The Code of Conduct governs how we deal with each other and with the individuals, communities, organizations and businesses with whom we do business. These standards are meant to guide us on the job and to make sure that Goldcorp is always a place where we are proud to work.

GOLDCORP INC. ANNUAL REPORT 2009
GOLDCORP RESERVES
(as of December 31, 2009)

		PROVEN			PROBABLE			PROVEN & PROBABLE
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Alumbrera	37.5%	116.25	0.40	1.50	3.75	0.29	0.03	120.00	0.40	1.53
Dee	40.0%	—	—	—	14.31	1.86	0.86	14.31	1.86	0.86
El Sauzal	100.0%	3.04	1.58	0.15	2.77	1.97	0.18	5.81	1.77	0.33
Los Filos	100.0%	50.16	0.99	1.60	172.12	0.74	4.08	222.28	0.79	5.67
Marigold	66.7%	28.12	0.62	0.56	62.59	0.52	1.05	90.72	0.55	1.61
Marlin	100.0%	3.46	5.78	0.64	9.99	4.44	1.43	13.45	4.78	2.07
Musselwhite	100.0%	6.07	6.44	1.26	4.35	6.09	0.85	10.42	6.29	2.11
Peñasquito Heap Leach	100.0%	72.50	0.17	0.40	—	—	—	72.50	0.17	0.40
Peñasquito Mill	100.0%	580.58	0.62	11.49	564.19	0.33	5.93	1,144.76	0.47	17.42
Porcupine	100.0%	30.75	1.42	1.41	26.88	1.60	1.38	57.63	1.50	2.79
Pueblo Viejo	40.0%	5.14	3.33	0.55	95.64	2.91	8.95	100.78	2.93	9.50
Red Lake	100.0%	1.34	26.94	1.16	7.10	9.87	2.25	8.44	12.58	3.42
San Dimas	100.0%	2.01	5.68	0.37	3.58	4.30	0.49	5.59	4.80	0.86
Wharf	100.0%	7.89	0.69	0.17	0.88	0.71	0.02	8.78	0.69	0.19

Totals				21.25			27.50			48.75

SILVER		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Dee	40.0%	—	—	—	14.31	9.0	4.1	14.31	9.0	4.1
Los Filos	100.0%	48.45	6.4	10.0	147.36	5.6	26.6	195.81	5.8	36.7
Marlin	100.0%	3.46	163.7	18.2	9.99	162.7	52.3	13.45	163.0	70.5
Peñasquito Heap Leach	100.0%	72.50	14.8	34.5	—	—	—	72.50	14.8	34.5
Peñasquito Mill	100.0%	580.58	33.1	618.0	564.19	23.0	417.6	1,144.76	28.1	1,035.6
Pueblo Viejo	40.0%	5.14	21.6	3.6	95.64	17.3	53.1	100.78	17.5	56.7
San Dimas	100.0%	2.01	371.0	24.0	3.58	320.8	36.9	5.59	338.9	60.9
Wharf	100.0%	7.89	3.6	0.9	0.88	3.6	0.1	8.78	3.6	1.0

Totals				709.3			590.7			1,300.0

COPPER		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	116.25	0.39%	1,000	3.75	0.32%	26	120.00	0.39%	1,026
Pueblo Viejo	40.0%	5.14	0.11%	13	95.64	0.09%	189	100.78	0.09%	202

Totals				1,012			216			1,228

LEAD		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	580.58	0.35%	4,450	564.19	0.22%	2,761	1,144.76	0.29%	7,211

Totals				4,450			2,761			7,211

ZINC		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	580.58	0.75%	9,649	564.19	0.50%	6,281	1,144.76	0.63%	15,930

Totals				9,649			6,281			15,930

Goldcorp EOY09 Reserve and Resource Reporting Notes
1	All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, and National Instrument 43-101, or the AusIMM JORC equivalent.

2	All Mineral Resources are reported exclusive of Mineral Reserves.

3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

4	Reserves and Resources are reported as of December 31, 2009, with the following conditions or exceptions:
1	Reserves and Resources for Pueblo Viejo are as per information provided by Barrick.

2	Resources for San Nicolas are as per information provided by Teck Cominco (2001 Study).
5	Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by National Instrument 43-101 are as follows:
1	Red Lake | Stephane Blais, P.Eng., Red Lake Gold Mines

2	San Dimas | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

3	Los Filos | Reynaldo Rivera, MAusIMM, Luismin S.A. de C.V.

4	Alumbrera | Julio Bruna Novillo, MAusIMM, Minera Alumbrera Ltd.

5	Wharf | Ken Nelson, MMSA, Wharf Mine

6	Porcupine | Stephen Price, P.Geo., Porcupine Gold Mines

7	Musselwhite | Tim Sanford, P.Eng., Musselwhite Mine

8	Pueblo Viejo | Patrick Stephenson, FAusIMM, AMC Mining Consultants (Canada) Ltd.

9	Peñasquito | Robert H. Bryson, MMSA

10	Marigold | Patricia A. Maloney, P.Eng., Marigold Mining Co.

11	El Sauzal | Steven Ristorcelli, P.Geol., Mine Dev. Assoc.

12	Marlin | Andrew Tripp, P.Eng., Marlin Mine

13	Escobal | Eric Chen, P.Geo., Goldcorp Inc.

14	Éléonore | Maryse Belanger, P.Geo., Goldcorp Inc.
6	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $825 per ounce of gold, $13 per ounce of silver, $2.00 per pound of copper, $0.60 per pound of lead, and $0.80 per pound of zinc, unless otherwise noted below:
1	Alumbrera | $919/oz gold and $1.80/lb copper

2	Pueblo Viejo | $825/oz gold, $14.00/oz silver, $2.00/lb copper
7	Mineral Resources are estimated using US$ commodity prices of $925 per ounce of gold, $15 per ounce of silver, $2.25 per pound of copper, $0.70 per pound of lead, and $0.90 per pound of zinc, unless otherwise noted below:
1	Pueblo Viejo | $900/oz gold, $15.00/oz silver, $2.25/lb copper

2	San Nicolas | $300/oz gold, $5.00/oz silver, $0.90/lb copper, $0.50/lb zinc

3	Alumbrera | $700/oz gold and $2.50/lb copper

GOLDCORP INC. ANNUAL REPORT 2009
GOLDCORP MINERAL RESOURCES
(as of December 31, 2009)

		MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Ownership	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained

GOLD		mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz	mt	g Au/t	moz
Alumbrera	37.5%	—	—	—	2.25	0.24	0.02	2.25	0.24	0.02	—	—	—
Cerro Blanco	100.0%	—	—	—	2.52	15.64	1.27	2.52	15.64	1.27	1.35	15.31	0.67
Dee	40.0%	—	—	—	2.04	1.64	0.11	2.04	1.64	0.11	0.94	0.67	0.02
El Sauzal	100.0%	1.01	1.01	0.03	2.45	1.35	0.11	3.46	1.25	0.14	0.03	1.26	0.00
Éléonore	100.0%	—	—	—	8.22	11.92	3.15	8.22	11.92	3.15	15.03	12.93	6.25
Escobal	100.0%	—	—	—	6.97	0.63	0.14	6.97	0.63	0.14	13.15	0.53	0.22
Los Filos	100.0%	2.59	1.03	0.09	43.26	0.95	1.32	45.85	0.95	1.40	151.25	0.87	4.23
Marigold	66.7%	—	—	—	25.52	0.53	0.44	25.52	0.53	0.44	45.45	0.53	0.78
Marlin	100.0%	0.33	1.32	0.01	1.41	1.21	0.05	1.73	1.23	0.07	2.06	3.19	0.21
Musselwhite	100.0%	0.17	3.84	0.02	1.37	5.65	0.25	1.54	5.45	0.27	3.92	5.92	0.75
Noche Buena	100.0%	—	—	—	45.51	0.36	0.53	45.51	0.36	0.53	19.29	0.39	0.24
Peñasquito Heap Leach	100.0%	—	—	—	7.75	0.13	0.03	7.75	0.13	0.03	—	—	—
Peñasquito Mill	100.0%	—	—	—	471.52	0.29	4.42	471.52	0.29	4.42	146.98	0.25	1.19
Porcupine	100.0%	33.15	1.44	1.54	84.72	1.30	3.53	117.87	1.34	5.07	7.14	3.66	0.84
Pueblo Viejo	40.0%	1.28	2.00	0.08	41.56	2.08	2.78	42.84	2.07	2.86	7.05	1.93	0.44
Red Lake	100.0%	0.84	24.83	0.67	3.17	13.57	1.38	4.01	15.94	2.06	3.46	19.39	2.16
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	15.17	3.31	1.61
San Nicolas	35.0%	0.66	0.96	0.02	27.33	0.47	0.41	27.99	0.48	0.43	2.46	0.37	0.03
Wharf	100.0%	6.71	0.90	0.19	3.11	0.95	0.09	9.82	0.91	0.29	—	—	—

Totals				2.66			20.02			22.68			19.63

SILVER		mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz	mt	g Ag/t	moz
Cerro Blanco	100.0%	—	—	—	2.52	72.0	5.8	2.52	72.0	5.8	1.35	59.6	2.6
Dee	40.0%	—	—	—	2.04	7.1	0.5	2.04	7.1	0.5	0.94	3.8	0.1
Escobal	100.0%	—	—	—	6.97	580.3	130.1	6.97	580.3	130.1	13.15	443.4	187.5
Los Filos	100.0%	2.09	6.6	0.4	28.55	5.8	5.3	30.64	5.9	5.8	78.45	6.1	15.5
Marlin	100.0%	0.33	89.3	0.9	1.41	38.0	1.7	1.73	47.6	2.7	2.06	153.9	10.2
Noche Buena	100.0%	—	—	—	45.51	12.6	18.4	45.51	12.6	18.4	19.29	3.2	2.0
Peñasquito Heap Leach	100.0%	—	—	—	7.75	8.6	2.1	7.75	8.6	2.1	—	—	—
Peñasquito Mill	100.0%	—	—	—	471.52	25.7	388.9	471.52	25.7	388.9	146.98	17.3	81.6
Pueblo Viejo	40.0%	1.28	30.8	1.3	41.56	10.9	14.5	42.84	11.5	15.8	7.05	17.6	4.0
San Dimas	100.0%	—	—	—	—	—	—	—	—	—	15.17	317.1	154.6
San Nicolas	35.0%	0.66	46.5	1.0	27.33	28.6	25.1	27.99	29.0	26.1	2.46	23.8	1.9
Wharf	100.0%	6.71	6.0	1.3	3.11	6.4	0.6	9.82	6.2	1.9	—	—	—

Totals				4.9			593.1			598.1			459.9

COPPER		mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu	mt	% Cu	mlbs Cu
Alumbrera	37.5%	—	0.00%	—	2.25	0.29%	14	2.25	0.29%	14	—	0.00%	—
Pueblo Viejo	40.0%	1.28	0.10%	3	41.56	0.07%	67	42.84	0.07%	70	7.05	0.04%	6
San Nicolas	35.0%	0.66	0.73%	11	27.33	1.34%	809	27.99	1.33%	820	2.46	1.28%	69

Totals				14			890			904			75

LEAD		mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb	mt	% Pb	mlbs Pb
Peñasquito Mill	100.0%	471.52	0.26%	2,738	—	0.00%	—	471.52	0.26%	2,738	146.98	0.24%	790

Totals				2,738			—			2,738			790

ZINC		mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn	mt	% Zn	mlbs Zn
Peñasquito Mill	100.0%	471.52	0.87%	9,082	—	0.00%	—	471.52	0.87%	9,082	146.98	0.50%	1,619
San Nicolas	35.0%	0.66	3.60%	52	27.33	1.80%	1,085	27.99	1.84%	1,137	2.46	1.43%	78

Totals				9,134			1,085			10,219			1,697

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: These tables use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

GOLDCORP INC. ANNUAL REPORT 2009
MD&A At-a-Glance
TABLE OF CONTENTS

Management’s Discussion and Analysis	27
Management’s & Independent Registered Chartered Accountants’ Reports	87
Consolidated Financial Statements	90
Notes to the Consolidated Financial Statements	95

(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Year Ended December 31, 2009
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s audited consolidated financial statements for the year ended December 31, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This Management’s Discussion and Analysis contains forward-looking statements that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This Management’s Discussion and Analysis has been prepared as of March 11, 2010.
2009 HIGHLIGHTS
•	Gold production of 601,300 ounces for the fourth quarter and 2,421,300 ounces for the year, compared to 691,800 ounces and 2,324,300 ounces, respectively, in 2008.

•	Total cash costs (net of by-product copper and silver credits) of $289 per ounce for the fourth quarter, compared to $323 per ounce in 2008, and $295 per ounce for the year, compared to $305 per ounce in 2008. On a co-product basis, cash costs were $422 per ounce of gold for the fourth quarter and $391 per ounce for the year, compared to $358 per ounce and $391 per ounce, respectively, in 2008. (1)

•	Net earnings of $66.7 million for the fourth quarter ($0.09 per share) and $240.2 million ($0.33 per share) for the year, compared to net earnings of $958.1 million ($1.31 per share) and $1,475.6 million ($2.07 per share), respectively, in 2008. Adjusted net earnings amounted to $182.7 million ($0.25 per share) for the fourth quarter of 2009 and $588.2 million ($0.80 per share) for the year, compared to $84.4 million ($0.12 per share) and $397.0 million ($0.56 per share), respectively, in 2008. (2)

•	Operating cash flows from continuing operations of $366.5 million for the fourth quarter and $1,270.2 million for the year, compared to $247.9 million and $866.0 million, respectively, in 2008. Operating cash flows before working capital changes of $307.6 million for the fourth quarter and $1,180.2 million for the year, compared to $230.5 million and $933.2 million, respectively, in 2008.(3)

•	On June 5, 2009, the Company completed a 2% convertible senior note offering, due August 2014 for net proceeds of $839.8 million.

•	On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced at its Peñasquito project in Mexico.

•	On November 13, 2009, the proposed amendments to the Special Lease Agreement at the Pueblo Viejo project in the Dominican Republic were approved.

•	On November 16, 2009, the Company entered into an agreement with Canplats Resources Corporation to acquire a 100% interest in the Camino Rojo gold/silver project in Mexico. This transaction completed on February 4, 2010.

(1)	The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper and silver revenues from operating cash costs. Total cash costs on a co-product basis are calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues. Total cash costs have been presented excluding San Martin, which commenced reclamation activities in October 2007. Refer to page 42 for a reconciliation of total cash costs to reported operating expenses.

(2)	Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings.

(3)	Operating cash flows before working capital changes is a non-GAAP measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.
GOLDCORP       |       27

(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.
At December 31, 2009, the Company’s producing mining properties are comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead and Noche Buena gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet. Its gold production remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the New York and Toronto Stock Exchanges.
In response to the economic crisis which arose mid-2008, the strength of the US dollar declined during 2009 as investors sought financial security elsewhere. The commodities market, in particular gold, emerged as a strong haven for investors globally. Despite the more optimistic outlook on the economy during the second half of 2009, the strength of the US dollar continued to decline while gold prices reached record highs. During the fourth quarter of 2009 and the year ended December 31, 2009, the Company realized an average gold price of $1,107 and $978 per ounce, respectively, a 39% and 13% increase from the fourth quarter of 2008 and the year ended December 31, 2008, respectively. Gold ounces sold during 2009 increased by 2% from 2008 due to higher production at most of the Company’s mines, offset by lower production at Alumbrera and El Sauzal which was as planned. Costs of operations increased by 2% due to the higher sales volume, higher employee and consumable costs and higher export retention taxes, offset by the positive impact of the weakening of the Canadian dollar by 7% and the Mexican peso by 21% and lower YMAD net proceeds payments.
On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced at its Peñasquito mine in Mexico. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. Concentrate shipment to smelters commenced and first sales were recorded in November 2009.
All components of the first sulphide process line (“Line 1”) at the Peñasquito mine are working as planned. Construction of the second sulphide process line (“Line 2”) remains on schedule for mechanical completion during the second quarter of 2010. The ramp-up of throughput rates to levels intended by management for Line 2 remains on track for the third quarter of 2010. The current capital estimate to mechanical completion is approximately 10% above the November 2007 updated feasibility estimate of $1.49 billion, excluding sustaining capital and pre-operating expenditures. Advancement of mine optimization evaluations has progressed and includes the assessment of an independent power plant and in-pit crushing and conveying.
As Peñasquito reaches its planned critical milestones during 2010, the Company’s focus will be to accelerate the development of its other high-quality growth projects. These projects include the advancement of Pueblo Viejo which remains on schedule for first gold in the fourth quarter of 2011, the access and development plan for Cochenour, construction of a deep winze (shaft) at Hoyle Pond to access new zones in Porcupine, and development of the exploration shaft at Éléonore.
The engineering trade-off study related to the Cochenour gold project was completed during the third quarter of 2009. The study indicated that the best alternative to exploit the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour
28       |       GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
shaft and construct a 5 kilometer high speed haulage drift on the 5400 Level to connect to the Red Lake mine. This will enable the Bruce Channel deposit ore to be hauled directly to the Red Lake mine and processed at the existing mill facility. The haulage drift will also open up several kilometers of unexplored ground at depth between the Red Lake mine and the Cochenour/Bruce Channel deposit. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel discovery, which was acquired by Goldcorp in the Gold Eagle transaction in September 2008. It is a key component of the development plans for Red Lake and will be a significant contributor to the Company’s long-term growth profile.
GOLDCORP       |       29

(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENTS
Disposition of interest in the Morelos gold project
On February 10, 2010, Goldcorp entered into an agreement with Gleichen Resources Ltd. for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico (“El Limón) in exchange for C$52.0 million in cash. This transaction was completed on February 24, 2010. As a result of this transaction, the Company recognized a $17.3 million after tax ($24.0 million before tax) write-down of its investment in El Limón during the fourth quarter of 2009.
Acquisition of subsidiary of New Gold Inc.
On January 7, 2010, a subsidiary of New Gold exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata Copper Chile S.A. (“Xstrata”) to acquire Xstrata’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro gold/copper project in Chile (“the El Morro project”). Also on January 7, 2010, Goldcorp entered into an agreement with New Gold Inc. (“New Gold”) whereby Goldcorp agreed to loan $463.0 million to New Gold to fund the acquisition of Xstrata’s 70% interest. Goldcorp also loaned $50.0 million to a New Gold subsidiary which was paid to a different New Gold subsidiary in consideration of the internal assignment of the acquisition agreement with Xstrata. The acquisition of Xstrata’s 70% interest by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold. Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to Goldcorp during the production period of the El Morro project.
The acquisition of the New Gold subsidiary will be accounted for as a business combination with the El Morro project being considered a separate reporting unit for the purpose of allocating goodwill.
On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.
Acquisition of Canplats Resources Corporation
On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.60 per common share outstanding at the closing date. This transaction completed on February 4, 2010 for total consideration paid by the Company of C$295.6 million ($275.4 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico (“the Camino Rojo project”). This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico.
This transaction will be accounted for as a business combination. The assets and liabilities of Canplats in addition to the goodwill resulting from the business combination, if any, will be assigned to and included in the Peñasquito reporting unit.
Disposition of investment in New Gold Inc. (formerly Peak Gold Ltd.)
On October 13, 2009, the Company disposed of its 7% investment in New Gold which was classified as available-for-sale for net proceeds of $65.2 million. As a result of this transaction, the Company recognized the cumulative mark-to-market gains previously recorded in AOCI of $43.0 million in earnings (net gain of $42.8 million, net of $0.2 million in selling costs) during the fourth quarter of 2009.
30      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
The Company’s 7% interest in New Gold resulted from the following transactions. Goldcorp sold its Peak gold mine in Australia and Amapari gold mine in Brazil to Peak Gold Ltd. (“Peak Gold”) in the second quarter of 2007, in exchange for $200.0 million in cash and $100.0 million in common shares of Peak Gold, representing a 22% equity interest in Peak Gold. Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time its investment was classified as available-for-sale and measured at fair value, based on quoted market prices of the underlying shares. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold, with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold was classified as available-for-sale and measured at fair value.
During the period from June 30, 2008, the date of the Peak Gold/New Gold combination, and December 31, 2008, New Gold experienced adverse changes in the economic environment in which it operates and continued decline in the market price of its shares. As a result, the Company recorded an $81.5 million impairment loss on its investment in New Gold during the fourth quarter of 2008. During 2009, New Gold had excellent gold production and cash cost results along with successful advancement in its New Afton project. As a result, the fair value of Goldcorp’s investment in New Gold increased during the period from January 1, 2009 to October 13, 2009 and the Company recognized mark-to-market gains in accumulated other comprehensive income (“AOCI”) totalling $43.0 million.
Acquisition of Gold Eagle Mines Ltd.
On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. The total purchase price amounted to $1.3 billion, comprising of $701.3 million in cash, $536.6 million in common shares issued, $6.0 million in stock options issued, $8.0 million in share purchase warrants issued, $26.7 million in previously owned Gold Eagle shares and $8.2 million in transaction costs. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to Goldcorp’s Cochenour gold project. The acquisition secures control of eight kilometers of strike length along the prolific Red Lake trend in Ontario, Canada.
The transaction was accounted for as an asset purchase for accounting purposes. The purchase consideration, net of cash, cash equivalents and non-cash working capital acquired, was allocated to mining interests. The assets and liabilities of Gold Eagle are assigned to and included in the Red Lake reporting unit.
Disposition of shares of Silver Wheaton Corp.
On February 14, 2008, Goldcorp disposed of 108 million common shares of Silver Wheaton Corp. (“Silver Wheaton”), its remaining 48% interest in Silver Wheaton, to a syndicate of underwriters for gross and net proceeds of $1,571.0 million and $1,505.1 million, respectively. The net proceeds in excess of the carrying value of the shares at the date of disposition amounted to $969.3 million. $279.4 million of this amount was recognized in earnings in the first quarter of 2008 for a total gain of $292.5 million ($136.5 million after tax), including the realization of $17.7 million of AOCI related to Silver Wheaton’s investments, offset by $4.6 million of other liabilities, with the remaining $689.9 million applied against the carrying amounts of mining interests at San Dimas, Los Filos and Peñasquito as a result of the Company’s arrangements to sell silver to Silver Wheaton.
The disposition of Silver Wheaton shares is consistent with Goldcorp’s commitment to simplify its corporate structure, while further strengthening its balance sheet. The results of Silver Wheaton were consolidated prior to the disposition.
Acquisition of full ownership of Porcupine and Musselwhite mines
On December 21, 2007, the Company acquired Kinross Gold Corporation (“Kinross”)’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile and $204.9 million in cash, net of cash and cash equivalents acquired. The transaction enhanced Goldcorp’s geographic focus in NAFTA countries, and exchanged an asset with a short-term mine life for the remaining joint venture interests in two long-life mining assets.
GOLDCORP      |      31

(in United States dollars, tabular amounts in millions, except where noted)
This acquisition resulted in a change in the Company’s accounting for Porcupine and Musselwhite from proportionate consolidation of its joint venture interests to consolidation of its full ownership of the mines commencing December 21, 2007.
Sale of Peñasquito silver stream
On July 24, 2007, Goldcorp entered into an agreement with Silver Wheaton to sell 25% of the silver produced from its Peñasquito project located in Mexico for the life of the mines. Total consideration paid by Silver Wheaton was $485.0 million in cash. In addition, a per ounce cash payment of the lesser of $3.90 and the prevailing market price is due, subject to an inflationary adjustment, for silver delivered by Goldcorp under the contract.
Silver Wheaton borrowed $200.0 million under a non-revolving term loan and $300.0 million under a revolving term loan in order to finance the acquisition of the Peñasquito silver contract. At February 14, 2008, upon disposition of its interest in Silver Wheaton, Goldcorp was no longer obligated for this long-term debt.
32      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED ANNUAL FINANCIAL RESULTS (1) (2) (3)

	2009	2008 (3)	2007 (2)

Revenues	$2,723.6	$2,419.6	$2,206.8
Gold produced (ounces)	2,421,300	2,324,300	2,246,500
Gold sold (ounces)	2,347,300	2,304,700	2,211,000
Average realized gold price (per ounce)	$978	$868	$703
Average London spot gold price (per ounce)	$972	$872	$695
Earnings from operations	$816.0	$506.0	$612.3
Net earnings from continuing operations	$240.2	$1,475.6	$375.4
Net earnings from discontinued operation (1)	$—	$—	$84.7
Net earnings	$240.2	$1,475.6	$460.1
Net earnings per share from continuing operations
– Basic	$0.33	$2.07	$0.53
– Diluted	$0.33	$2.06	$0.53
Net earnings per share
– Basic	$0.33	$2.07	$0.65
– Diluted	$0.33	$2.06	$0.65
Cash flows from operating activities of continuing operations	$1,270.2	$866.0	$650.7
Total cash costs of continuing operations – by-product (per gold ounce) (4)(5)	$295	$305	$188
Total cash costs of continuing operations – co-product (per gold ounce) (4)(6)	$391	$391	$305
Dividends paid	$131.7	$128.7	$126.9
Cash and cash equivalents	$874.6	$262.3	$510.8
Total assets	$20,948.7	$19,008.8	$18,952.2

SUMMARIZED FINANCIAL RESULTS INCLUDING DISCONTINUED OPERATIONS (NON-GAAP (1))

Revenues	$2,723.6	$2,419.6	$2,335.6
Gold Produced (ounces)	2,421,300	2,324,300	2,292,600
Gold Sold (ounces)	2,347,300	2,304,700	2,253,400
Total cash costs – by-product (per gold ounce) (4)(5)	$295	$305	$163
Total cash costs – co-product (per gold ounce) (4)(6)	$391	$391	$305

(1)	As a result of the sale of Goldcorp’s 50% interest in La Coipa in December 2007, the results of that mine have been reclassified as a discontinued operation, in accordance with GAAP. Where noted, certain results above have been presented including La Coipa for informational purposes only.

(2)	Includes the operating results of Peak and Amapari to April 27, 2007 and March 31, 2007, the respective dates of disposition. Includes 100% of the operating results of Porcupine and Musselwhite after December 21, 2007, and 51% and 68%, respectively, prior to December 21, 2007.

(3)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(4)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs for 2008 and beyond have been presented excluding San Martin for informational purposes only.

(5)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenue (by-product copper revenues for Peak and Alumbrera; by-product silver revenues for La Coipa and Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(6)	Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Peak and Alumbrera (includes copper revenues); and La Coipa, Marlin and San Dimas (includes silver revenues).
GOLDCORP      |      33

(in United States dollars, tabular amounts in millions, except where noted)
Review of Annual Financial Results
Net earnings for the year ended December 31, 2009 were $240.2 million, or $0.33 per share, compared to $1,475.6 million, or $2.07 per share in 2008. Compared to 2008, net earnings were impacted significantly by the following factors:
•	Revenues increased by $304.0 million, or 13%, primarily due to a $298.3 million increase in gold revenues resulting from a $110 per ounce increase in realized gold prices and a 2% increase in gold sales volume and a $14.2 million increase in copper revenues resulting from a 19% increase in realized copper prices, offset by a 12% decrease in copper sales volume;

•	Operating expenses increased by $23.1 million, or 2%, primarily as a result of the higher gold and silver sales volumes, employee costs, consumption of consumables/reagents, maintenance costs and export retention taxes ($51.7 million in 2009, compared to $42.9 million in 2008), offset by the positive impact of the weakening of the Canadian dollar by 7% and the Mexican peso by 21% ($44.8 million) and lower YMAD net proceeds payments ($39.1 million in 2009, compared to $47.3 million in 2008);

•	Depreciation and depletion increased by $27.1 million, or 5%, primarily as a result of the 4% increase in gold production and increase in reclamation expenditures expensed directly in earnings relating to closed mines;

•	Exploration costs decreased by $34.o million, or 51%, due to the focus on key development projects, in line with the Company’s 2009 plan;

•	A $17.3 million after tax ($24.0 million before tax) write-down of the Company’s investment in El Limón during the fourth quarter of 2009 as a result of the transaction with Gleichen which completed on February 24, 2010, with sales proceeds below the carrying amount of the investment prior to the write-down, compared to a $30.9 million after tax ($47.1 million before tax) write-down in the carrying amount of the Pamour open pit mining property at Porcupine in 2008 due to the loss of reserve ounces as at December 31, 2008;

•	Interest and other income (expenses) decreased by $47.4 million primarily due to the accrual of $17.6 million relating to withholding taxes in 2009 and the higher interest earned on the significant cash balances held throughout 2008, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008, offset by interest earned during 2009 on cash balances resulting from the proceeds on the $862.5 million convertible senior notes issued by the Company on June 5, 2009;

•	Interest expense and financing fees increased by $51.8 million primarily as a result of the $18.5 million of issue costs expensed and $25.5 million of interest expensed relating to the convertible senior notes and $10.3 million of interest accrued relating to withholding taxes;

•	A $3.6 million gain on non-hedge derivatives, compared to a $2.6 million loss in 2008;

•	A $49.7 million after tax gain on securities ($50.2 million before tax) due to the $42.8 million gain, net of selling costs, on the sale of the Company’s 7% equity investment in New Gold and the increase in fair values of the Company’s investments in warrants, compared to a $105.9 million loss on securities (before and after tax) in 2008 primarily due to the recognition of unrealized impairment losses on two of the Company’s investments in equity securities;

•	A $15.1 million after tax gain ($20.1 million before tax) on disposition of certain mining interests, compared to a $0.5 million after tax gain ($2.6 million before tax) in 2008;

•	A $136.5 million after tax gain ($292.5 million before tax) from the disposition of the Silver Wheaton shares in the first quarter of 2008;

•	A $324.3 million foreign exchange loss on the translation of future income tax liabilities on mining interests primarily arising from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, due to the 15%
34      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
and 6% strengthening of the Canadian dollar and Mexican peso, respectively, during the year ended December 31, 2009, compared to a $1,070.9 million non-cash foreign exchange gain in 2008 due to the 24% and 27% weakening of the Canadian dollar and Mexican peso, respectively, during the year ended December 31, 2008;
Adjusted net earnings amounted to $588.2 million for the year ended December 31, 2009, compared to $397.0 million in 2008. Compared to 2008, adjusted net earnings were impacted by increased revenues resulting primarily from higher realized gold prices ($110 per ounce) and higher gold sales volume, offset by higher operating costs. Total cash costs (by-product) were lower at $295 per ounce for the year ended December 31, 2009, as compared to $305 per ounce in 2008. The decrease was primarily due to higher by-product sales revenue credits resulting from higher realized copper prices, offset by a 12% decrease in copper sales volume and increased consumable, employee and maintenance costs. Adjusted net earnings was also impacted by the lower effective tax rate in 2009, as compared to 2008, which is primarily due to the impact of additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system, offset by the use of Mexican flat tax credits on taxable earnings in Mexico in 2008. The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial and federal income tax rate reductions enacted in the fourth quarter of 2009. This has been offset by increases in future income tax liabilities in Mexico of $26.2 million as a result of the changes in Mexican income tax laws and an additional income tax liability of $12.8 million arising from changes to the Mexican consolidated tax return rules enacted in the fourth quarter of 2009.
GOLDCORP     |     35

(in United States dollars, tabular amounts in millions, except where noted)
QUARTERLY FINANCIAL REVIEW

	2009
	Q1	Q2	Q3	Q4	Total

Revenues	$624.8	$628.6	$691.9	$778.3	$2,723.6
Gold produced (ounces)	616,500	582,400	621,100	601,300	2,421,300
Gold sold (ounces) (1)	607,900	564,800	601,500	573,100	2,347,300
Average realized gold price (per ounce)	$912	$927	$968	$1,107	$978
Average London spot gold price (per ounce)	$908	$922	$960	$1,100	$972
Earnings from operations	$201.8	$155.3	$217.9	$241.0	$816.0
Net earnings (loss)	$290.9	$(231.6)	$114.2	$66.7	$240.2
Net earnings (loss) per share (2)
– Basic	$0.40	$(0.32)	$0.16	$0.09	$0.33
– Diluted	$0.40	$(0.32)	$0.16	$0.09	$0.33
Cash flows from operating activities	$298.1	$263.7	$341.9	$366.5	$1,270.2
Total cash costs – by-product (per gold ounce) (3)(4)	$288	$310	$295	$289	$295
Total cash costs – co-product (per gold ounce) (3)(5)	$353	$402	$384	$422	$391

(1)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(2)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(4)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(5)	Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).
36      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)

	2008 (1)

	Q1	Q2	Q3	Q4	Total

Revenues	$626.7	$631.7	$552.2	$609.0	$2,419.6
Gold produced (ounces)	521,900	553,200	557,400	691,800	2,324,300
Gold sold (ounces) (2)	517,800	556,200	550,500	680,200	2,304,700
Average realized gold price (per ounce)	$932	$897	$865	$797	$868
Average London spot gold price (per ounce)	$925	$896	$872	$795	$872
Earnings from operations	$219.4	$136.2	$99.4	$51.0	$506.0
Net earnings	$229.5	$(9.2)	$297.2	$958.1	$1,475.6
Net earnings (loss) per share (3)
– Basic	$0.32	$(0.01)	$0.42	$1.31	$2.07
– Diluted	$0.32	$(0.01)	$0.42	$1.31	$2.06
Cash flows from operating activities	$216.3	$184.7	$217.1	$247.9	$866.0
Total cash costs– by-product (per gold ounce) (4)(5)	$240	$308	$346	$323	$305
Total cash costs– co-product (per gold ounce) (4)(6)	$397	$432	$398	$358	$391

(1)	Includes the operating results of Silver Wheaton to February 14, 2008, the date of disposition.

(2)	Excludes commissioning sales ounces from Peñasquito as these are credited against capitalized project costs.

(3)	Sum of quarterly earnings per share may not equal the total for the year as each quarterly amount is calculated independently of each other.

(4)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs have been presented excluding San Martin for information purposes only.

(5)	Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(6)	Total cash costs per gold ounce on a co-product basis is calculated by allocating operating cash costs separately to metals using a ratio of revenues from metals as a proportion of total revenues for Alumbrera (includes copper revenues); and Marlin and San Dimas (includes silver revenues).
GOLDCORP      |      37

(in United States dollars, tabular amounts in millions, except where noted)
Review of Quarterly Financial Results
Net earnings for the fourth quarter of 2009 were $66.7 million or $0.09 per share, compared with $114.2 million or $0.16 per share in the third quarter of 2009. Compared to the prior quarter, net earnings for the three months ended December 31, 2009 were impacted significantly by the following factors:
•	Revenues increased by $86.4 million, or 12%, primarily due to a $50.9 million increase in gold revenues resulting from a $139 per ounce increase in realized gold prices, offset by a 5% decrease in gold sales volume, a $26.0 million increase in copper revenues resulting from a 2% increase in copper realized prices and 29% increase in copper sales volume, and a $5.6 million increase in silver revenues resulting from a 17% increase in silver realized prices and 6% increase in silver sales volumes;

•	Operating expenses increased by $18.4 million, or 6%, primarily due to the increase in copper and silver sales volumes, and $4.5 million higher YMAD net proceeds payments and $2.5 million higher export retention taxes paid in Alumbrera;

•	Depreciation and depletion increased by $10.7 million, or 8%, primarily as a result of higher depletable costs and reclamation expenditures expensed directly in earnings relating to closed mines;

•	Corporate administration increased by $9.7 million primarily due to the timing of expenditures;

•	A $17.3 million after tax ($24.0 million before tax) write-down of the Company’s investment in El Limón during the fourth quarter of 2009 as a result of the transaction with Gleichen which completed on February 24, 2010, with sales proceeds below the carrying amount of the investment prior to the write-down;

•	Interest and other income (expenses) decreased by $12.7 million primarily due to the accrual of $17.6 million relating to withholding taxes, offset by $2.2 million received during the fourth quarter of 2009 for a business interruption claim relating to a crusher/conveyor system failure in Musselwhite and $2.9 million of severance and shut-down costs incurred during the prior quarter relating to the mill shut-down at Los Filos underground;

•	Interest expense and finance fees increased by $9.5 million primarily due to $10.3 million of accrued interest relating to withholding taxes;

•	A $5.7 million loss on non-hedge derivatives, compared to $0.4 million loss in the prior quarter;

•	A $42.8 million gain on securities (before and after tax), net of selling costs, on the disposition of the Company’s 7% equity investment in New Gold;

•	A $15.1 million after tax gain ($20.1 million before tax) on disposition of certain mining interests;

•	A $122.6 million foreign exchange loss on the translation of future income tax liabilities on mining interests arising primarily from the Placer Dome and Glamis acquisitions in 2006 and Gold Eagle acquisition in the third quarter of 2008, compared to a $17.5 million loss in the prior quarter, due to the increased volatility of the Canadian dollar and Mexican peso in the fourth quarter of 2009;
Adjusted net earnings amounted to $182.7 million for the fourth quarter of 2009, compared to $140.6 million in the prior quarter. Compared to the prior quarter, adjusted net earnings were impacted by increased revenues resulting primarily from higher realized gold prices ($139 per ounce) and higher copper sales volume, offset by lower gold sales volume, higher operating costs and higher corporate administration expenses due to timing of expenditures. Total cash costs (by-product) were lower at $289 per ounce, as compared to $295 per ounce in the prior quarter. The decrease was primarily due to higher by-product sales revenue credits and higher gold sales volume.
When compared to the fourth quarter of 2008, adjusted net earnings for the fourth quarter of 2009 increased by $98.3 million, or 117% (fourth quarter of 2008 – $84.4 million). The main factors contributing to the higher adjusted net earnings in the fourth quarter of
38      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
2009 were 39%, 277% and 66% higher gold, copper and silver realized prices, respectively ($310 per ounce, $2.71 per pound and $4.31 per ounce, respectively), 12% higher silver sales volume and lower exploration costs as the Company focused on key development projects. Offsetting these increases were 16% and 43% lower gold and copper sales volumes, respectively.
GOLDCORP      |      39

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
YEARS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (1)(3)

Red Lake	2009	$624.8	622,700	635,300	$982	$329.2	$288
	2008	$535.8	629,200	618,300	$865	$231.5	$302
Porcupine	2009	310.2	318,300	318,600	973	88.7	447
	2008	255.6	291,000	294,000	869	(34.2)	588
Musselwhite	2009	225.5	232,600	231,200	975	52.1	585
	2008	184.6	210,500	214,000	862	21.2	611
Terrane	2009	—	—	—	—	(5.0)	—
	2008	—	—	—	—	(6.5)	—
San Dimas (1)	2009	128.6	113,000	113,000	982	61.0	287
	2008	92.6	86,700	88,800	870	30.0	405
Los Filos	2009	236.2	239,300	238,900	975	72.9	469
	2008	189.2	213,600	215,100	871	58.3	407
El Sauzal	2009	198.7	203,800	206,500	958	66.1	201
	2008	239.3	274,200	274,100	868	96.1	149
Peñasquito (2)	2009	—	90,300	—	—	—	—
	2008	—	20,000	—	—	—	—
Marlin (1)	2009	331.8	274,900	274,600	982	136.9	192
	2008	258.1	241,400	241,300	870	100.0	191
Alumbrera (1)	2009	495.5	158,200	157,800	988	158.9	(722)
	2008	490.7	189,200	192,200	870	135.3	(449)
Marigold	2009	99.0	97,900	99,500	994	22.0	596
	2008	81.4	96,200	93,300	872	12.1	608
Wharf	2009	70.9	67,700	69,300	974	12.2	686
	2008	57.2	60,700	62,200	873	19.7	481
El Limón (4)	2009	—	—	—	—	(24.0)	—
	2008	—	—	—	—	—	—
Other (5)	2009	2.4	2,600	2,600	911	(155.0)	—
	2008	35.1	11,600	11,400	893	(157.5)	—
Total	2009	$2,723.6	2,421,300	2,347,300	$978	$816.0	$295
	2008	$2,419.6	2,324,300	2,304,700	$868	$506.0	$305

(1)	Total cash costs per gold ounce is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(2)	Represents commissioning production ounces from Peñasquito. Sales ounces and related sales revenues are excluded as sales revenues are credited against capitalized project costs.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs above have been presented excluding San Martin for information purposes only.

(4)	As a result of the agreement entered into with Gleichen on February 10, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón during the fourth quarter of 2009.

(5)	Includes corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and San Martin.
40      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
THREE MONTHS ENDED DECEMBER 31

					Average
			Gold		realized	Earnings	Total cash
			produced	Gold sold	gold price	(loss) from	costs
		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce) (1)(3)

Red Lake	2009	$181.5	156,300	163,100	$1,111	$99.7	$317
	2008	$150.0	191,000	188,400	$795	$71.3	$232
Porcupine	2009	79.1	71,700	71,600	1,103	20.0	509
	2008	67.0	84,700	84,400	795	(42.2)	500
Musselwhite	2009	61.4	56,300	55,500	1,105	17.2	605
	2008	55.3	69,300	69,000	802	11.2	512
Terrane	2009	—	—	—	—	(1.9)	—
	2008	—	—	—	—	(2.1)	—
San Dimas (1)	2009	37.9	30,800	30,500	1,104	16.8	272
	2008	24.8	24,100	23,800	786	13.1	252
Los Filos	2009	66.0	60,100	59,700	1,092	25.6	444
	2008	47.0	59,400	58,700	794	9.3	469
El Sauzal	2009	38.0	34,200	34,200	1,103	9.0	371
	2008	59.9	73,800	74,900	798	22.4	144
Peñasquito (2)	2009	—	30,400	—	—	—	—
	2008	—	11,200	—	—	—	—
Marlin (1)	2009	106.4	78,600	75,900	1,108	51.3	129
	2008	63.1	68,800	66,500	807	19.2	251
Alumbrera (1)	2009	152.5	34,600	32,700	1,140	58.4	(1,333)
	2008	105.3	62,800	69,900	800	2.0	212
Marigold	2009	35.0	31,900	31,400	1,111	13.5	482
	2008	19.2	27,200	24,400	787	4.9	527
Wharf	2009	20.8	16,400	18,500	1,094	3.1	805
	2008	16.1	18,200	18,900	834	4.8	511
El Limón (4)	2009	—	—	—	—	(24.0)	—
	2008	—	—	—	—	—	—
Other (5)	2009	(0.3)	—	—	—	(47.7)	—
	2008	1.3	1,300	1,300	807	(62.9)	—
Total	2009	$778.3	601,300	573,100	$1,107	$241.0	$289
	2008	$609.0	691,800	680,200	$797	$51.0	$323

(1)	Total cash costs per gold ounce is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; and by-product silver revenues for San Dimas at $4.02 per silver ounce ($3.95 prior to November 2008) sold to Silver Wheaton).

(2)	Represents commissioning production ounces from Peñasquito. Sales ounces and related sales revenues are excluded as sales revenues are credited against capitalized project costs.

(3)	The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. Total cash costs above have been presented excluding San Martin for information purposes only.

(4)	As a result of the agreement entered into with Gleichen on February 10, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón during the fourth quarter of 2009.

(5)	Includes corporate activities, the operating results of Silver Wheaton to February 14, 2008, the date of disposition and San Martin.
GOLDCORP      |      41

(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

					Total	Total
	Q1	Q2	Q3	Q4	2009	2008

Operating Data
Tonnes of ore milled	189,500	200,100	194,400	197,700	781,700	765,500
Average mill head grade (grams/tonne)	27	21	30	27	26	26
Average recovery rate (%)	96%	96%	97%	97%	97%	96%
Gold (ounces)
– Produced	161,900	125,700	178,800	156,300	622,700	629,200
– Sold	164,200	128,500	179,500	163,100	635,300	618,300

Average realized gold price (per ounce)	$911	$927	$969	$1,111	$982	$865
Total cash costs (per ounce)	$265	$326	$255	$317	$288	$302
Financial Data

Revenues	$149.9	$119.3	$174.1	$181.5	$624.8	$535.8
Depreciation and depletion	$21.5	$22.6	$28.1	$28.9	$101.1	$95.4
Earnings from operations	$80.8	$52.2	$96.5	$99.7	$329.2	$231.5
Expenditures on mining interests	$21.9	$24.2	$28.9	$34.8	$109.8	$99.6
Gold production in 2009 was 622,700 ounces, at a cash cost of $288 per ounce, compared to 629,200 ounces, at a cash cost of $302 per ounce in 2008. The focus during 2009 was on accelerated development and exploration to increase mining flexibility in the high grade zone. The increased development enables mill throughput to increase and utilize available capacity, which is expected to lead to higher production in 2010. In comparison to 2008, Red Lake experienced 2% lower grades at 25.9 g/t compared to 26.4 g/t, offset by 2% higher tonnage.
Cash costs were 5%, or $14 per ounce, lower than in 2008 due to a weaker Canadian dollar ($27 per ounce, or 193%) and higher gold sales ($8 per ounce, or 57%), offset by higher operating costs ($21 per ounce, or 150%). The increase in operating costs was attributable to higher employee costs ($7.4 million) and long-hole drilling costs associated with reducing the stress envelope around the high grade zone ($3.7 million).
During the second quarter of 2009, the installation of underground infrastructure was completed which included the dewatering system and the second phase of the ventilation system at the #3 shaft.
Throughout 2009, an accelerated exploration program progressed to define the High Grade zone at depth. The early completion of the 4199 drift in the second quarter of 2009 allowed exploration of the High Grade zone at depth for the first time in many years. Numerous high grade intersections were encountered in the High Grade zone and in the Footwall zone. Exploration drilling from the 4199 drift will continue in 2010 and beyond.
During 2009, the Cochenour mine was dewatered to the 1650’ level. Dewatering is anticipated to be completed to the 2050 level which will allow for targeted exploration to commence during the first quarter of 2010. An engineering trade-off study was completed during the third quarter of 2009. The study indicated that the best alternative to exploit the Cochenour/Bruce Channel deposit is to enlarge and upgrade the existing Cochenour shaft and construct a 5 kilometer high speed haulage drift on the 5400 Level to connect to the Red Lake mine. This will enable the Bruce Channel deposit ore to be transported directly to the Red Lake mine and processed at the existing mill facility. The haulage drift will also open up several kilometers of unexplored ground at depth between the Red Lake mine and the Cochenour/Bruce Channel deposit. Capital expenditures during the fourth quarter of 2009 and the year ended December 31, 2009 amounted to $10.3 million and $22.7 million, respectively, consisting of exploration, dewatering and preparatory work for the
42      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
development of the high speed haulage drift. The Cochenour project combines the existing workings of Goldcorp’s historic Cochenour mine with the contiguous and down-dip Bruce Channel gold discovery.
Gold production for the fourth quarter of 2009 was 13%, or 22,500 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, Red Lake experienced 10% lower grades and 2% higher mill throughput, as planned. Grades in the prior quarter were higher due to more material from the High Grade zone at depth (43 and 44 Levels) and reduced mining dilution. Cash costs for the fourth quarter of 2009 were 24%, or $62 per ounce, higher than in the prior quarter due to higher operating costs ($28 per ounce, or 45%), lower gold production ($27 per ounce, or 44%) and a stronger Canadian dollar ($7 per ounce, or 11%).
GOLDCORP      |      43

(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mine, Canada

					Total	Total
	Q1	Q2	Q3	Q4	2009	2008

Operating Data
Tonnes of ore milled	998,700	1,007,700	1,013,900	1,005,100	4,025,400	3,793,800
Average mill head grade (grams/tonne)	2.82	2.68	2.90	2.40	2.70	2.61
Average recovery rate (%)	90%	90%	93%	93%	92%	92%
Gold (ounces)
– Produced	78,300	77,700	90,600	71,700	318,300	291,000
– Sold	78,600	77,600	90,800	71,600	318,600	294,000
Average realized gold price (per ounce)	$909	$932	$959	$1,103	$973	$869
Total cash costs (per ounce)	$450	$436	$406	$509	$447	$588
Financial Data

Revenues	$71.5	$72.5	$87.1	$79.1	$310.2	$255.6
Depreciation and depletion	$15.7	$16.0	$19.0	$19.2	$69.9	$63.9
Earnings (loss) from operations (1)	$19.6	$21.0	$28.1	$20.0	$88.7	$(34.2)
Expenditures on mining interests	$4.4	$8.9	$10.1	$14.2	$37.6	$46.2

(1)	During the fourth quarter of 2008, the Company recognized a $30.9 million after tax ($47.1 million before tax) write-down of its mining interests at the Pamour open pit as a result of a reduction of 1.4 million in its proven and probable ounces of gold reserves.
Gold production for 2009 was 9%, or 27,300 ounces, more than in 2008 due to 6% higher mill throughput and 3% higher grades. At the Dome underground, previous improvements to sand fill removal from ore and additional bulk stopes resulted in 9% higher grades and 89% higher tonnage. The Hoyle Pond underground operation experienced 9% higher grades due to increased mining of higher grade veins and similar tonnage. The Pamour Pit operation experienced 10% lower grades and 1% lower tonnage with the suspension of open pit mining in July of 2009. Surface medium and low grade stock piles have replaced the Pamour ore feeds.
Cash costs were 24%, or $141 per ounce, lower than in 2008 due to lower operating costs ($56 per ounce, or 40%), higher gold production ($45 per ounce, or 32%) and a weaker Canadian dollar ($40 per ounce, or 28%). Operating costs decreased primarily due to the suspension of mining of the Pamour open pit, diesel fuel ($7.2 million), explosives ($5.2 million), maintenance parts ($3.9 million), offset by higher power costs on the increased tonnage ($1.9 million).
Exploration during 2009 continued to focus on further reserve definition of the VAZ zone mineralization and following extensions of the TVZ zone and the North Mafic zone. The Hoyle Pond mine realized improved gold grades and the extension of several gold structures at depth. The exploration success supports the Company’s planned capital investments in mine development over the next four years, which include a deep winze (shaft) to access new zones at Hoyle Pond, enhancement of operational flexibility in accessing the current mining zones and an increase in efficiencies in travel time and skipping ore and waste.
Gold production for the fourth quarter of 2009 was 21%, or 18,900 ounces, less than in the third quarter of 2009 due to 17% lower grades primarily from Hoyle Pond and the processing of lower grade stockpile at the Pamour Pit. In comparison to the prior quarter, the Dome underground operation experienced 15% higher grades and 2% lower tonnage due to higher than planned grades from several stopes and reduced ore tonnes during development. The Hoyle Pond underground operation experienced 24% lower grades primarily due to timing of development in the high grade VAZ zone and 3% lower tonnage due to sequencing of stope blocks, rehabilitation and equipment availability. In comparison to the prior quarter, stockpile processing at the Pamour Pit provided 23% lower grades due to the transitioning from medium to low grade stockpiles and 1% lower tonnage.
44      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2009 were 25%, or $103 per ounce, higher than in the prior quarter due to lower gold production ($114 per ounce, or 111%), a stronger Canadian dollar ($3 per ounce, or 3%), offset by lower operating costs ($14 per ounce, or 14%). The decrease in operating costs was primarily attributable to lower costs for maintenance and certain consumables.
GOLDCORP      |      45

(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	319,800	340,900	291,800	337,000	1,289,500	1,236,800
Average mill head grade (grams/tonne)	5.72	6.94	5.51	5.49	5.93	5.56
Average recovery rate (%)	95%	95%	95%	95%	95%	95%
Gold (ounces)
– Produced	54,600	71,900	49,800	56,300	232,600	210,500
– Sold	55,200	72,100	48,400	55,500	231,200	214,000
Average realized gold price (per ounce)	$920	$927	$958	$1,105	$975	$862
Total cash costs (per ounce)	$532	$508	$737	$605	$585	$611
Financial Data

Revenues	$50.8	$66.9	$46.4	$61.4	$225.5	$184.6
Depreciation and depletion	$6.6	$7.5	$8.0	$8.3	$30.4	$25.8
Earnings from operations	$12.7	$21.2	$1.0	$17.2	$52.1	$21.2
Expenditures on mining interests	$15.5	$16.4	$23.1	$23.9	$78.9	$31.2
Gold production for 2009 was 10%, or 22,100 ounces, more than in 2008 due to 7% higher grades and 4% higher mill throughput. The higher grades were due to a higher proportion of material being mined from the PQ Deeps and PG zone. The higher mill throughput resulted from increased stope flexibility within the mine plan, as compared to 2008, when a mechanical issue with the crushing/conveying system and ground control issues impacted underground tonnage.
Cash costs were 4%, or $26 per ounce, lower than in 2008 due to a weaker Canadian dollar ($49 per ounce, or 188%) and higher gold production ($46 per ounce, or 177%), offset by higher operating costs ($69 per ounce, or 265%). The increase in operating costs was primarily attributable to higher development costs incurred to improve stope flexibility during production ($5.4 million), higher costs for maintenance on the crusher, conveyor, leach and grinding circuits ($4.1 million), higher employee costs ($2.7 million) and increased camp and freight costs ($3.2 million).
Musselwhite continued to produce successful exploration results during 2009. Underground exploration on the PQ Deeps extended the known resource, extending both the C- and D-blocks, while defining the final northern extent of the A-block. Delineation drilling on the southern portion of the PQ Deeps extended the D-block and provided better definition of the A- and C-blocks. Drilling on the Moose zone extended the resource and saw the re-emergence of the S1 and S2 zones. All zones, with the exception of the A-block of the PQ Deeps are open to the north.
Gold production for the fourth quarter of 2009 was 13%, or 6,500 ounces, more than in the third quarter of 2009. The higher production was due to improved stope flexibility and continuous operations, as compared to the prior quarter, which included an 11-day planned shutdown for plant and electrical maintenance. Cash costs for the fourth quarter of 2009 were 18%, or $132 per ounce, lower than in the prior quarter due to higher gold production ($97 per ounce, or 74%) and lower operating costs ($49 per ounce, or 37%), offset by a stronger Canadian dollar ($14 per ounce, or 11%). The decrease in operating costs was primarily due to reduced maintenance costs ($1.9 million) and lower employee costs ($1.7 million).
46      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
San Dimas mine, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	164,100	172,000	170,800	166,400	673,300	657,500
Average mill head grade (grams/tonne)
– Gold	5.40	5.04	5.13	5.89	5.36	4.29
– Silver	266	241	237	251	249	261
Average recovery rate (%)
– Gold	97%	97%	98%	98%	97%	97%
– Silver	94%	95%	95%	95%	95%	94%
Produced (ounces)
– Gold	27,600	27,100	27,500	30,800	113,000	86,700
– Silver	1,323,000	1,263,900	1,231,800	1,274,700	5,093,400	5,113,500
Sold (ounces)
– Gold	28,000	27,100	27,400	30,500	113,000	88,800
– Silver	1,352,300	1,253,600	1,234,200	1,263,500	5,103,600	5,237,200
Average realized price (per ounce)
– Gold	$913	$929	$969	$1,104	$982	$870
– Silver (1)	$4.02	$4.02	$4.02	$4.04	$4.02	$3.96
Total cash costs (per gold ounce) (1)	$257	$309	$313	$272	$287	$405
Financial Data

Revenues	$30.5	$29.6	$30.6	$37.9	$128.6	$92.6
Depreciation and depletion	$2.6	$0.1	$0.1	$3.3	$6.1	$5.8
Earnings from operations	$15.3	$15.3	$13.6	$16.8	$61.0	$30.0
Expenditures on mining interests	$3.5	$5.4	$5.3	$7.9	$22.1	$32.2

(1)	Silver was sold to Silver Wheaton at a price of $4.04 per ounce ($4.02 prior to November 2009). The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.
Gold production for 2009 was 30%, or 26,300 ounces, more than in 2008 due to additional high grade stopes in the Roberta and Robertita veins in the Central Block area. Silver production for 2009 was consistent with production for 2008. In comparison to 2008, San Dimas experienced 25% higher and 5% lower grades for gold and silver, respectively, and 2% higher tonnage due to ore from exploration drifting.
Cash costs for 2009 were 29%, or $118 per ounce, lower than in 2008 due to higher gold production ($86 per ounce, or 73%) and a weaker Mexican peso ($48 per ounce, or 41%), offset by higher operating costs ($16 per ounce, or 14%). The increase in operating costs was attributable to employee costs ($2.4 million), maintenance ($1.1 million) and consumables ($1.1 million) due to increased tonnage, partially offset by lower energy and fuel costs ($1.6 million) as a result of operating the Las Truchas hydro-electric plant for the full year in comparison to seven months in 2008.
Positive exploration results were obtained throughout 2009 with three veins confirmed in the Sinaloa Graben Block (Julieta, North Sinaloa and Robertita).
The San Francisco ore pass was completed during the third quarter of 2009 and is now in use and providing operating efficiencies in ore haulage. The San Luis Bridge was completed during the fourth quarter of 2009 and represents the first stage of the new waste rock dump expected to be completed by 2011.
Gold and silver production for the fourth quarter of 2009 were 12%, or 3,300 ounces, and 3%, or 42,900 ounces more, respectively, than in the third quarter of 2009 due to higher grades from the Roberta, Robertita and Marina veins in the Central Block area. In
GOLDCORP      |      47

(in United States dollars, tabular amounts in millions, except where noted)
comparison to the prior quarter, San Dimas experienced 15% and 6% higher grades for gold and silver, respectively, offset by 3% lower tonnage. Cash costs for the fourth quarter of 2009 were 13%, or $41 per ounce, lower than in the third quarter of 2009 primarily due to higher gold production.
48      |      GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mine, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	6,395,000	5,911,300	6,040,000	6,747,300	25,093,600	22,209,500
Tonnes of waste removed	7,620,400	6,788,100	7,062,000	7,184,800	28,655,300	22,556,000
Ratio of waste to ore	1.2	1.2	1.2	1.1	1.1	1.0
Tonnes of ore processed	6,436,700	6,013,400	6,135,200	6,839,100	25,424,400	22,180,100
Average grade processed (grams/tonne)	0.54	0.61	0.63	0.69	0.62	0.62
Average recovery rate (%) (2)	43%	44%	45%	42%	42%	39%
Gold (ounces)
– Produced	60,500	58,500	60,200	60,100	239,300	213,600
– Sold	60,700	58,400	60,100	59,700	238,900	215,100
Average realized gold price (per ounce)	$911	$924	$974	$1,092	$975	$871
Total cash costs (per ounce) (1)	$467	$510	$455	$444	$469	$407
Financial Data

Revenues	$55.8	$54.9	$59.5	$66.0	$236.2	$189.2
Depreciation and depletion	$11.2	$11.1	$9.9	$13.5	$45.7	$42.2
Earnings from operations	$15.9	$9.4	$22.0	$25.6	$72.9	$58.3
Expenditures on mining interests	$21.4	$18.8	$12.8	$19.8	$72.8	$49.5

(1)	Cash costs per ounce for the Los Filos open pit were $446 for 2009 and $444, $436, $471 and $442 for the fourth, third, second and first quarters, respectively. Total cash costs reported include the results of the underground operation.

(2)	Recovery is reported on a cumulative basis starting in the second quarter of 2008, to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for 2009 was 12%, or 25,700 ounces, more than in 2008, mainly due to higher tonnage and recovery. In comparison to 2008, Los Filos experienced 20% higher tonnes moved and 15% higher tonnes processed. The Los Filos pit operation experienced 11% lower grades and 4% higher tonnage, the El Bermejal pit operation experienced 12% higher grades and 20% higher tonnage, and the underground operation experienced 13% lower grades and 4% higher tonnage. The increase in tonnage was made possible by the increase in heap leach pad space with the completion of the third stage of the heap leach pad in the second quarter of 2009.
Cash costs were 15%, or $62 per ounce, higher than in 2008 due to higher operating costs ($143 per ounce, or 231%), offset by higher gold production ($41 per ounce, or 66%) and a weaker Mexican peso ($40 per ounce, or 65%). The increase in operating costs was attributable to increased consumption of reagents ($10.7 million), maintenance ($4.0 million), community related costs ($3.7 million), employee costs ($2.0 million) and fuel ($1.6 million).
In addition to the construction of the third stage of the heap leach pad, the dewatering trench was completed during the second quarter of 2009. Construction of the buttress to provide stability for future growth of the heap leach pad was completed during the fourth quarter of 2009. Construction of the conveying system for the crushing and agglomeration plant of higher-grade ore is progressing as planned and commissioning is expected in the first quarter of 2010.
The 2009 exploration drilling program at Los Filos provided good results, including an increase to reserves.
Gold production for the fourth quarter of 2009 was similar to the third quarter of 2009 despite closing of the underground mill facility in the third quarter of 2009. This is mainly due to 11% higher tonnage and 10% higher grades at the open pit operations.
GOLDCORP     |     49

(in United States dollars, tabular amounts in millions, except where noted)
Cash costs for the fourth quarter of 2009 were 2%, or $11 per ounce, lower than in the third quarter of 2009, primarily due to lower operating costs. The lower operating costs are the direct impact of the shutdown of the underground mill facility in the third quarter of 2009.
The Los Filos underground mine contributed 15,100 gold ounces to the total production during 2009, at a cash cost of $780 per ounce, compared to 24,700 gold ounces in 2008, at a cash cost of $666 per ounce. The milling facility that previously processed the underground ore was closed at the end of August 2009, consistent with the plan to integrate the underground operation with the existing infrastructure in the Los Filos open pit. Ore from the underground mine is being stockpiled and will be processed through the crushing and agglomeration plant in early 2010 and placed onto the heap leach pad.
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(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal, Mexico

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	670,500	630,700	586,400	592,600	2,480,200	2,524,800
Tonnes of waste removed	817,900	925,700	1,110,100	1,766,700	4,620,400	3,997,600
Ratio of waste to ore	1.2	1.5	1.9	3.0	1.9	1.6
Tonnes of ore milled	524,600	544,000	530,600	507,000	2,106,200	2,106,600
Average mill head grade (grams/tonne)	4.47	3.22	2.86	2.25	3.17	4.28
Average recovery rate (%)	94%	94%	93%	93%	94%	95%
Gold (ounces)
– Produced	71,000	53,100	45,500	34,200	203,800	274,200
– Sold	72,800	53,500	46,000	34,200	206,500	274,100
Average realized gold price (per ounce)	$913	$915	$964	$1,103	$958	$868
Total cash costs (per ounce)	$120	$185	$220	$371	$201	$149
Financial Data

Revenues	$67.1	$49.0	$44.6	$38.0	$198.7	$239.3
Depreciation and depletion	$26.1	$26.7	$20.3	$15.4	$88.5	$100.4
Earnings from operations	$31.6	$12.1	$13.4	$9.0	$66.1	$96.1
Expenditures on mining interests	$1.3	$3.0	$1.0	$1.0	$6.3	$8.4
Gold production for 2009 was 26%, or 70,400 ounces, less than in 2008, mainly due to 26% lower grades as expected. El Sauzal is in the latter years of its mine life and the resulting decline in production is occurring as anticipated.
Cash costs were 35%, or $52 per ounce, higher than in 2008 due to lower gold production ($49 per ounce, or 94%) and higher operating costs ($33 per ounce, or 64%), offset by a weaker Mexican peso ($30 per ounce, or 58%). The increase in operating costs was attributable to employee costs ($1.2 million) and maintenance ($1.3 million).
Gold production for the fourth quarter of 2009 was 25%, or 11,300 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, El Sauzal experienced 21% lower grades and 4% lower mill throughput. Cash costs for the fourth quarter of 2009 were 69%, or $151 per ounce, higher than in the third quarter of 2009, due to lower gold production ($79 per ounce, or 52%) and higher operating costs ($74 per ounce, or 49%), offset by a net positive impact from foreign currency resulting from gains on foreign currency contracts, offset by a stronger Mexican peso ($2 per ounce, or 1%). The increase in operating costs was primarily attributable to additional equipment leases for waste removal.
GOLDCORP     |     51

(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore milled	531,500	540,800	536,300	552,400	2,161,000	1,845,000
Average mill head grade (grams/tonne)
– Gold	3.87	4.04	4.29	4.83	4.26	4.54
– Silver	77	81	92	99	87	90
Average recovery rate (%)
– Gold	93%	91%	93%	93%	93%	90%
– Silver	62%	64%	70%	77%	69%	61%
Produced (ounces)
– Gold	64,500	63,000	68,800	78,600	274,900	241,400
– Silver	857,200	884,900	1,083,200	1,331,200	4,156,500	3,212,600
Sold (ounces)
– Gold	67,700	62,000	69,000	75,900	274,600	241,300
– Silver	904,300	799,800	1,152,700	1,272,000	4,128,800	3,287,500
Average realized price (per ounce)
– Gold	$907	$927	$965	$1,108	$982	$870
– Silver	$12.80	$13.76	$14.96	$17.59	$15.07	$14.64
Total cash costs (per ounce) (1)	$217	$250	$185	$129	$192	$191
Financial Data

Revenues	$73.0	$68.5	$83.9	$106.4	$331.8	$258.1
Depreciation and depletion	$17.8	$18.3	$20.8	$22.6	$79.5	$61.6
Earnings from operations	$28.9	$23.5	$33.2	$51.3	$136.9	$100.0
Expenditures on mining interests	$7.4	$13.4	$8.0	$12.5	$41.3	$35.3

(1)	The calculation of total cash costs per ounce of gold sold is net of by-product silver sales revenue. If silver was treated as a co-product, total cash costs at Marlin for 2009 would be $341 per ounce of gold and $4.98 per ounce of silver (2008 – $321 and $5.05, respectively).
Gold and silver production for 2009 were 14%, or 33,500 ounces, and 29%, or 944,000 ounces, more than in 2008. In comparison to 2008, Marlin experienced 17% higher mill throughput, 3% and 13% higher gold and silver recoveries, respectively, offset slightly by 6% and 3% lower gold and silver grades, respectively. The increase in recoveries was due to improvements in the Merrill Crowe and milling areas.
Cash costs were 1%, or $1 per ounce, higher than in 2008 due to higher operating costs ($75 per ounce, or 7500%), offset by higher gold production ($47 per ounce, or 4700%) and higher silver by-product sales credits ($27 per ounce, or 2700%). The increase in operating costs was primarily attributable to an increase in royalties and community development expenditures ($5.4 million) and employee costs ($5.3 million).
Gold and silver production for the fourth quarter of 2009 were 14%, or 9,800 ounces, and 23%, or 248,000 ounces more, respectively, than in the third quarter of 2009. The increase in production was due to 13% and 8% higher gold and silver grades, respectively, and 10% higher silver recoveries. The higher grades were mainly due to higher grades from underground mining. The higher recoveries were due to further positive impact from processing improvements implemented in the prior quarter which includes the use of lead nitrate in the leach tanks and optimization of the leach pH level.
Underground ore tonnage mined for the fourth quarter of 2009 increased by 3% as compared to the third quarter of 2009, averaging 2,020 tonnes per day. The increase in mining rate was due to a higher percentage of production using long-hole stope mining in appropriate areas. In comparison to the prior quarter, the underground operation experienced 13% and 16% higher gold and silver
52     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
grades, respectively. Open pit ore tonnage mined for the fourth quarter of 2009 increased by 10%, while gold and silver grades increased by 32% and decreased by 4%, respectively, as compared to the third quarter 2009.
Cash costs for the fourth quarter of 2009 were 30%, or $56 per ounce, lower than in the third quarter of 2009 due to higher silver by-product sales credits ($45 per ounce, or 80%) and higher gold production ($39 per ounce, or 70%), offset by higher operating costs ($28 per ounce, or 50%). The increase in operating costs was primarily attributable to an increase in employee costs ($2.8 million).
GOLDCORP     |     53

(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	2,179,000	2,950,800	2,301,800	3,557,400	10,989,000	10,526,500
Tonnes of waste removed	5,838,700	5,555,600	5,491,700	5,199,900	22,085,900	26,747,500
Ratio of waste to ore	2.7	1.9	2.4	1.5	2.0	2.5
Tonnes of ore milled	3,341,600	3,753,000	3,424,100	3,556,600	14,075,300	14,063,300
Average mill head grade
– Gold (grams/tonne)	0.60	0.53	0.39	0.43	0.49	0.55
– Copper (%)	0.51%	0.47%	0.38%	0.48%	0.46%	0.50%
Average recovery rate (%)
– Gold	73%	73%	68%	67%	71%	76%
– Copper	82%	84%	79%	87%	83%	83%
Produced
– Gold (ounces)	47,200	46,900	29,500	34,600	158,200	189,200
– Copper (thousands of pounds)	30,600	32,600	22,700	32,400	118,300	129,700
Sold
– Gold (ounces)	44,400	47,100	33,600	32,700	157,800	192,200
– Copper (thousands of pounds)	26,100	32,900	24,300	31,300	114,600	130,800
Average realized price
– Gold (per ounce)	$925	$930	$1,006	$1,140	$988	$870
– Copper (per pound)	$2.29	$2.73	$3.63	$3.69	$3.08	$2.59
Total cash costs (per gold ounce) (1)	$(368)	$(559)	$(823)	$(1,333)	$(722)	$(449)
Financial Data

Revenues	$94.7	$128.7	$119.6	$152.5	$495.5	$490.7
Depreciation and depletion	$18.3	$18.3	$15.9	$17.6	$70.1	$75.3
Earnings from operations	$30.1	$32.9	$37.5	$58.4	$158.9	$135.3
Expenditures for mining interests	$3.5	$3.8	$1.9	$3.4	$12.6	$22.6

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper was treated as a co-product, cash costs at Alumbrera for 2009 would be $434 per ounce of gold and $1.54 per pound of copper (2008 – $408 and $1.37, respectively).
Goldcorp’s share of Alumbrera’s gold and copper production in 2009 was 16%, or 31,000 ounces, and 9%, or 11.4 million pounds, less than in 2008, respectively, which was anticipated. Gold production decreased due to 11% lower gold grades and 7% lower gold recoveries. Copper production decreased due to 8% lower copper grades.
Cash costs were 61%, or $273 per ounce, lower than in 2008 due to higher copper by-product sales credits resulting mainly from higher copper prices ($418 per ounce, or 153%), lower operating costs ($100 per ounce, or 37%) and lower YMAD net proceeds payments ($52 per ounce, or 19%), offset by lower gold ounces sold ($297 per ounce, or 109%). The decrease in operating costs was primarily due to lower costs for fuel, other consumables and contractors.
Goldcorp’s share of Alumbrera’s gold and copper production for the fourth quarter of 2009 was 17%, or 5,100 ounces, and 43%, or 9.7 million pounds, more than in the third quarter of 2009, as planned. In comparison to the prior quarter, Alumbrera experienced 4% higher tonnage, 10% and 26% higher gold and copper grades, respectively, 1% lower gold recovery and 10% higher copper recovery.
Cash costs for the fourth quarter of 2009 were 62%, or $510 per ounce, lower than in the third quarter of 2009 due to higher copper by-product sales credits resulting mainly from higher copper prices ($823 per ounce, or 161%), offset by higher YMAD net proceeds payments ($136 per ounce, or 27%), higher operating costs ($129 per ounce, or 25%) and lower gold ounces sold ($48 per ounce, or 9%). The increase in operating costs was primarily attributable to higher maintenance and contractor costs. The provisional pricing
54     |     GOLDCORP

(in United States dollars, tabular amounts in millions, except where noted)
impact of higher realized copper prices during the fourth quarter of 2009 was $13.6 million, or $416 per ounce, of which $8.9 million, or $272 per ounce related to copper sales in the third quarter of 2009 that settled in the fourth quarter of 2009.
Late in 2007, the Argentine government informed mining exporters that their products would be subject to an export retention tax. Alumbrera continues to contest the payment of this retention tax and dialogue with the government is ongoing. The impact of the retention tax in the fourth quarter of 2009 was $13.1 million, which has been excluded from cash costs. Had this amount been included, by-product cash costs would have increased by $402 per ounce. The total amount of retention tax paid to date amounts to $99.2 million (Goldcorp’s share).
GOLDCORP     |     55

(in United States dollars, tabular amounts in millions, except where noted)
Marigold Mine, United States (Goldcorp’s interest – 67%)

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	1,280,600	2,044,500	2,624,200	2,051,800	8,001,100	6,466,300
Tonnes of waste removed	5,825,600	5,105,100	4,261,400	5,077,300	20,269,400	18,495,200
Ratio of waste to ore	4.5	2.5	1.6	2.5	2.5	2.9
Tonnes of ore processed	1,280,600	2,044,500	2,624,200	2,051,800	8,001,100	6,419,300
Average grade processed (grams/tonne)	0.50	0.50	0.64	0.84	0.63	0.52
Average recovery rate (%)	73%	73%	73%	73%	73%	70%
Gold (ounces)
– Produced	16,600	19,500	29,900	31,900	97,900	96,200
– Sold	19,500	19,600	29,000	31,400	99,500	93,300
Average realized gold price (per ounce)	$912	$931	$964	$1,111	$994	$872
Total cash costs (per ounce)	$728	$725	$542	$482	$596	$608
Financial Data

Revenues	$17.8	$18.2	$28.0	$35.0	$99.0	$81.4
Depreciation and depletion	$3.0	$3.0	$4.3	$4.5	$14.8	$10.4
Earnings from operations	$0.5	$0.6	$7.4	$13.5	$22.0	$12.1
Expenditures for mining interests	$1.8	$15.4	$9.3	$2.8	$29.3	$14.6
Goldcorp’s share of Marigold’s production for 2009 was 2%, or 1,700 ounces, more than in 2008. In comparison to 2008, Marigold experienced 21% higher grades and 25% higher tonnes processed. The higher grades were due to mining from the higher grade areas of the Basalt Pit, in comparison to 2008, when lower grade areas of the Basalt and Antler Pits were mined. Six new 300-tonne haul trucks and a backup loader were commissioned during 2009 which resulted in 13% higher total tonnes mined and an increase in leach pad inventory in the second half of the year.
Cash costs were 2%, or $12 per ounce, lower than in 2008 due to higher gold production ($38 per ounce, or 317%), offset by higher operating costs ($26 per ounce, or 217%). The increase in operating costs was attributable to higher maintenance ($4.7 million), employee costs ($2.5 million) and royalties and production taxes ($1.7 million), offset by lower costs for fuel, explosives and reagents ($5.1 million).
Exploration during 2009 focused on the Red Dot resource and the Pediment areas to the north of the property. Pediment targets were generated from geochemical sampling and further interpretation of geophysical data. The recent exploration in the Red Dot area resulted in a 730,000 ounce reserve addition.
Gold production for the fourth quarter of 2009 was 7%, or 2,000 ounces, more than in the third quarter of 2009. The increase was due to 31% higher grades from lower levels of the Basalt Pit and the placement of ore near the bottom of the leach pad which allowed for quicker processing of solution. Cash costs for the fourth quarter of 2009 were 11%, or $60 per ounce, lower than in the third quarter of 2009 mainly due to higher gold production.
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(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

					Total	Total
Operating Data	Q1	Q2	Q3	Q4	2009	2008

Tonnes of ore mined	696,600	582,200	681,900	815,900	2,776,600	3,103,100
Tonnes of ore processed	633,100	680,000	804,500	756,900	2,874,500	2,945,800
Average grade processed (grams/tonne)	0.75	0.85	0.87	0.82	0.82	0.86
Average recovery rate (%)	69%	71%	70%	71%	70%	69%
Gold (ounces)
– Produced	15,300	18,700	17,300	16,400	67,700	60,700
– Sold	14,200	18,900	17,700	18,500	69,300	62,200
Average realized gold price (per ounce)	$910	$924	$955	$1,094	$974	$873
Total cash costs (per ounce)	$674	$596	$665	$805	$686	$481
Financial Data

Revenues	$13.7	$18.5	$17.9	$20.8	$70.9	$57.2
Depreciation and depletion	$1.4	$2.1	$1.8	$2.3	$7.6	$3.6
Earnings from operations	$1.9	$3.9	$3.3	$3.1	$12.2	$19.7
Expenditures for mining interests	$0.3	$0.5	$0.3	$0.5	$1.6	$10.3
Gold production for 2009 was 12%, or 7,000 ounces, more than in 2008. In comparison to 2008, improved leach pad management and plant improvements offset the impact of the 5% lower grades and 2% lower tonnage.
Cash costs were 43%, or $205 per ounce, higher than in 2008 due to higher operating costs ($254 per ounce, or 124%), offset by higher gold production ($49 per ounce, or 24%). The increase in operating costs was attributable to higher usage of consumables, employee costs, pad three unloading costs and stripping costs.
Gold production for the fourth quarter of 2009 was 5%, or 900 ounces, less than in the third quarter of 2009. In comparison to the prior quarter, Wharf experienced 6% lower grades and 6% lower tonnage processed which was offset by quicker recovery of ounces from the recently unloaded pad three due to the ore being closer to the liner.
Cash costs for the fourth quarter of 2009 were 21%, or $140 per ounce, higher than in the third quarter of 2009 primarily due to the lower grade ore and tonnes processed and the higher cost ounces unloaded from pad three.
GOLDCORP     |     57

(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Peñasquito Project, Mexico
Peñasquito is a 100% owned development project consisting of two open pits, Peñasco and Chile Colorado. The mine is currently producing oxide and sulphide ore from the Peñasco pit. The oxide ore, which is ancillary to the primary operation, is directly hauled to a leach facility which commenced pre-commissioning production in the second quarter of 2008. The sulphide ore is hauled to both the line 1 mill (“Line 1”), which commenced pre-commissioning production in the fourth quarter of 2009, and to stockpiles. Upon completion of the construction of the line 2 mill (“Line 2”) and high pressure grinding rolls (“HPGR”), Peñasquito’s processing facility will ramp up to a rate of 130,000 tonnes per day. Following ramp-up, annual production over the life of mine (estimated at 22 years) is expected to average approximately 500,000 ounces of gold, 31 million ounces of silver and over 400 million pounds of zinc. In December 2009, new reserves were calculated using the latest exploration data and the deposit now contains 17.8 million ounces of proven and probable gold reserves, 4.5 million ounces of measured and indicated gold resources and 1.2 million ounces of inferred gold resources. Peñasquito also contains 1,070.1 million ounces of proven and probable silver reserves, 391.0 million ounces of measured and indicated silver resources and 81.6 million ounces of inferred silver resources. In addition, Peñasquito contains 7.2 million and 15.9 million pounds of proven and probable lead and zinc reserves, respectively, 2.7 million and 9.1 million pounds of measured and indicated lead and zinc resources, respectively, and 0.8 million and 1.6 million pounds of lead and zinc inferred resources, respectively.
Project status
On October 13, 2009, the Company announced that the first lead and zinc concentrates were produced. Throughout its mine life, Peñasquito will produce both lead and zinc concentrates, with most of the gold and silver production coming from the lead concentrates. Initial concentrates were produced as a by-product of the commissioning process. Concentrate shipment to smelters commenced and first sales were recorded in November 2009. All components of Line 1 are working as planned. Line 2 construction remains on schedule for mechanical completion at the end of the second quarter of 2010.
As at December 31, 2009, total project expenditures and commitments, excluding sustaining capital and pre-operating expenditures are $1.6 billion, of which $1.5 billion is spent and $88 million is committed. Sustaining capital spent and pre-operating expenditures (oxide and sulphide expenditures, net of respective revenues) at December 31, 2009 are $177.0 million and $14.4 million, respectively.
The current capital estimate to mechanical completion remains at approximately 10% above the November 2007 updated feasibility $1.49 billion estimate, excluding sustaining capital and pre-operating expenditures.
During 2009, several major milestones related to mining and processing facilities were achieved at Peñasquito:
Related to mining activities
•	Fifty-seven (300-tonne) haul trucks and four electric shovels are operating at an average mining rate of approximately 500,000 tonnes per day. All mining equipment and permanent maintenance facilities are now in use.

•	Oxide ore continues to be hauled to the heap leach facility and sulphide ore is being hauled to the primary crusher or to stockpiles. The heap leach operation produced pre-commissioning production of 83,200 ounces of gold and 2.6 million ounces of silver, with total costs of $18.3 million ($25.1 million project to date). These costs are capitalized and proceeds from sales during the pre-commissioning production phase are offset against capitalized mining costs. At December 31, 2009, 9.2 million tonnes of sulphide ore were stockpiled and an additional 2.0 million tonnes were exposed in the pit and available for mining. The in-house RC drilling program continues to identify the ore type and quality ahead of mining.
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(in United States dollars, tabular amounts in millions, except where noted)
Related to the processing facilities
•	Commissioning of the primary crusher commenced early in the second quarter of 2009 with the first material crushed and conveyed on April 10, 2009.

•	The Line 1 grinding, flotation and filtration circuits, including the reagents warehouse, were commissioned during the third quarter of 2009 and are now fully operational. The first concentrates were produced in October 2009 and as of February 28, 2010, 11,486 Dry Metric Tonnes (“DMT”) of lead concentrates and 16,116 DMT of zinc concentrates had been produced and accepted by customers, with qualities that meet commercial specifications.

•	Construction efforts are now focused on Line 2 with the mills set in place, installation of mill motors in progress and erection of flotation cells on-going. Remaining parts for the mills are on site. Steel erection continues in the grinding and lead flotation areas, while concrete work continues in the lead and zinc re-grind areas.

•	The permit for water requirements to support full production throughout the life of mine was received. The Torres and El Vergel well-fields are now fully operational and capable of being controlled remotely. At December 31, 2009, sufficient water was stored for on-going mill operation.
Related to the exploration activities
•	During 2009, activities at the site were focused on defining the south sediments of the Chile Colorado pit as well as condemnation drilling and geotechnical drilling around the Peñasco pit. Further drilling for the deeper manto targets was initiated.

•	Regional exploration was focused on several targets, with the majority of effort focused on Noche Buena, and drilling in the Mazapil Valley and El Quemado.

•	The Noche Buena project is a mid-stage exploration project located in north-eastern Zacatecas state, four kilometers north of the Peñasquito project. The Noche Buena property comprises some twenty-four square kilometers and is contiguous with the northern border of the Peñasquito land position. Historic mining has occurred on the property with the last production being around 1990. In-fill drilling of oxide ore and continued testing of sulphide systems remain a key focus of exploration efforts. Measured and indicated resources at December 31, 2009 totaled 0.5 million ounces of gold and 18.4 million ounces of silver. Inferred resources totaled 0.2 million ounces of gold and 2.0 million ounces of silver. Current resources support the potential for a low-cost satellite heap leach operation in the Peñasquito district.
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(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
The Éléonore Project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major new gold discovery in a relatively unexplored area in the Province of 9uébec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2009, the deposit contained 3.2 million ounces of indicated gold resources at an average grade of 11.92 grams per tonne and 6.3 million ounces of inferred gold resources at an average grade of 12.93 grams per tonne.
Exploration drilling during 2009 focused on better defining and understanding the deposit and high grade potential of the ore body, including the potential high grade blocks between the elevations 500 and 900 meters from surface, and concentrated on the deep, north and south extensions of the deposit. Positive drilling results along with geological interpretation and modeling continue to define the high grade core and plunge of the deposit.
In preparation for the sinking of a 725 meter deep exploration shaft to commence in 2010, access to the site was enhanced during 2009 through the construction of a winter road and a temporary airstrip. Site accommodation and support infrastructure was also enhanced for this work.
A recently completed pre-feasibility study for the Éléonore project in Quebec has confirmed management’s expectation for a long-lived underground gold mine with strong, sustained production at low cash costs. Over a 16-year mine life expected to commence in 2015, annual gold production is expected to average approximately 330,000 ounces at cash costs below $400 per ounce based upon an average mined grade of over 10 grams per tonne and a daily processing rate of 3,000 tonnes per day. The initial capital expenditure for the project is expected to total approximately $800 million. Project expenditures of approximately $95 million are expected in 2010.
The pre-feasibility study is based on the 2008 reserve and resource update. The significant increase in inferred gold resources as reported in the Company’s 2009 reserve and resource statement is being incorporated into the study, as are additional opportunities to optimize the project. Drilling of the deposit has identified a deep zone of high grade gold mineralization to the north of the Roberto zone, and scoping efforts have focused on accessing this high grade material earlier in the mine life to further enhance project economics. No production from Éléonore is currently included in the Company’s five-year 57% growth profile.
Collar excavation for the exploration shaft is expected to commence during the first quarter of 2010, with sinking completed in the third quarter of 2012. Based upon work to be completed in 2010, a construction decision on the Éléonore project is expected at year-end.
Collaborative work continues between Goldcorp, Wemindji and the Grand Council of the Crees to support the advanced exploration program and develop a collaboration agreement for the future mine. The project Environmental and Social Impact Study (“ESIA”) was submitted in January 2010 and work to provide grid power to the project site by the third quarter of 2010 continues.
Capital expenditures during the fourth quarter of 2009 and the year ended December 31, 2009 amounted to $19.6 million and $66.6 million, respectively. Cumulative expenditures to date amounted to $227.6 million including a cumulative pre-payment to Hydro Quebec for the power line construction in the amount of $32.0 million.
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(in United States dollars, tabular amounts in millions, except where noted)
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2009, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
The Company will be using 2010 to demonstrate several key concepts at Cerro Blanco in preparation for a project feasibility study by mid-2011. Mining of the two drifts, from the north and south ends of the deposit (1,315 meters in total), and declining into the ore body will demonstrate the ability to mine underground in this geothermal area. In parallel, advance dewatering will be carried out to determine the long-term viability of the dewatering approach. Samples for metallurgical testing will be collected from the underground workings during 2010 to confirm the process methodology.
During 2009, mining of the two declines advanced to a total of 643 meters, with a further 672 meters remaining until they connect at the centre of the ore body. Additionally, 101 meters of lateral development to access mineralized zones and drill stations were completed in 2009. Drilling for additional dewatering wells in the third quarter of 2009 along with the installation of pumps in two existing wells is expected to increase overall dewatering efficiency. Construction of a water treatment plant commenced in the fourth quarter of 2009 and is on schedule for completion and operation by mid-2010.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of this resource commenced late in 2008 and the fourth well was completed in the third quarter of 2009. Analysis of the test results will be used during 2010 to determine the feasibility of producing geothermal power from the resource.
Escobal Project, Guatemala
At the Escobal silver discovery, plans are progressing toward development of this world class resource. Measured and indicated silver resources at December 31, 2009 totalled 130.1 million ounces and inferred resources totalled 187.5 million ounces. In-fill and extensional drilling will continue throughout 2010 and baseline environmental work and permitting efforts are underway.
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(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo, Dominican Republic (Goldcorp’s interest – 40%)
Pueblo Viejo is a 23.7 million ounce proven and probable gold reserve, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation, the project operator.
The Pueblo Viejo project in the Dominican Republic is advancing on schedule with first gold expected in the fourth quarter of 2011. As a result of the plan to accelerate the expansion of the processing plant from 18,000 tonnes per day to 24,000 tonnes per day, the previously disclosed expansion capital of $0.3 billion has been brought forward such that the pre-production capital estimate is now expected to be $3.0 billion (100% basis). The accelerated expansion of the processing plant will increase Goldcorp’s share of estimated annual gold production in its first five years of operation from 400,000 – 430,000 ounces to 415,000 – 450,000 ounces at lower total cash costs of $250 – $275 per ounce, compared to previous estimates of $275 – $300 per ounce.
Site demolition is complete, the majority of site preparation earthworks are complete, 44,000 cubic meters of concrete have been poured and 1,500 tons of steel has been erected.
The proposed amendments to the Special Lease Agreement were approved by the President on November 13, 2009. The community relocation process is progressing on schedule. Pueblo Viejo is consulting with the communities in the vicinity of Puerto Viejo, the site of the project’s power generating facilities. The ESIA for the power generating facilities was submitted to the Secretaria de Estado de Medio Ambiente y Recursos Naturales in October 2009.
Goldcorp has invested $587.1 million, $90.3 million of which related to the initial acquisition cost in 2006, with the balance of $496.8 million being funds invested to finance ongoing project development activities. The project partners continue to discuss with a group of lenders to put in place approximately $1.0 billion of project financing (100% share), which covers a portion of the total capital cost of the project. Pending final review of the proposed financing as required by the lenders’ governing laws and policies, the financing is expected to close in 2010.
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(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	2009	2008	2007

Corporate administration	$137.6	$136.7	$132.9
Exploration	32.5	66.5	42.7
Write-down of mining interests	24.0	47.1	—
Included in corporate administration is stock based compensation expense of $45.1 million in 2009 (2008 - $42.6 million; 2007 - $41.2 million) which has increased due to the issuance of additional stock options and restricted share units and the vesting of previously issued stock options and restricted share units. Excluding stock based compensation expenses, corporate administration expense decreased by $1.6 million in 2009, compared to 2008, and increased by $2.4 million in 2008, compared to 2007. The decrease in corporate administration expense in 2009 was primarily due to restructuring costs incurred in 2008 and corporate efficiencies in 2009 as the Company continues to optimize its corporate functions. In 2008, increased corporate activity resulted in higher costs incurred for travel, World Gold Council fees, professional development and training, and consulting related to information systems, partially offset by a refund of capital taxes received in 2008.
Exploration costs in 2009 decreased by $34.0 million, as compared to 2008, and increased by $23.8 million in 2008, as compared to 2007. Exploration costs for 2009 were lower due to reduced exploration spending in line with the Company’s 2009 plan. Exploration costs for 2008 was higher in comparison to 2007 due to the expansion of the drilling program at Red Lake and the full ownership of Porcupine and Musselwhite for the entire fiscal year in 2008.
As a result of the sale of the Company’s 21.2% interest in the El Limón gold project to Gleichen which closed on February 24, 2010, the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in El Limón during the fourth quarter of 2009. During the fourth quarter of 2008, the Company recognized a $47.1 million before tax ($30.9 million after tax) write-down of its mining interests at the Pamour open pit in Porcupine as a result of a reduction in its proven and probable reserves by 1.5 million ounces of gold as at December 31, 2008.
OTHER INCOME (EXPENSES)

	2009	2008	2007

Interest and other income (expenses)	$(19.1)	$28.3	$20.5
Interest expense and finance fees	(59.0)	(7.2)	(44.7)
Share of earnings of equity investee	—	3.9	0.1
Gain (loss) on non-hedge derivatives, net	3.6	(2.6)	(23.5)
Gain (loss) on securities, net	50.2	(105.9)	5.5
Gain on disposition of mining interests	20.1	2.6	51.0
Gain on disposition of Silver Wheaton shares	—	292.5	—
Dilution gains (loss)	(0.3)	2.2	10.0
Gain (loss) on foreign exchange	(366.6)	1,058.9	(49.4)

	$(371.1)	$1,272.7	$(30.5)

The decrease in interest and other income (expenses) during 2009 is primarily due to accrued withholding taxes in 2009 and the higher interest earned on the significant cash balances held throughout 2008, which arose from the sale of the Peñasquito silver stream in the third quarter of 2007 and the disposition of the Silver Wheaton shares in the first quarter of 2008, offset by interest earned during 2009 on cash balances resulting from the proceeds on the $862.5 million convertible senior notes issued by the Company on June 5, 2009. The Company incurred $2.9 million of severance and shut-down costs during the third quarter of 2009 relating to the mill shut-down at Los Filos underground, offset by $2.2 million received during the fourth quarter of 2009 from a business interruption claim relating to a crusher/conveyor system failure at Musselwhite.
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(in United States dollars, tabular amounts in millions, except where noted)
Interest expense and finance fees incurred during 2009 of $59.0 million relates primarily to the convertible senior notes issued on June 5, 2009 and $10.3 million of accrued interest relating to withholding taxes. The decrease in interest expense and finance fees in 2008 compared to 2007 is due to the repayment of the balance outstanding on its revolving credit facility in the first quarter of 2008 and the exclusion of Silver Wheaton’s non-revolving and revolving term loans as a result of the Company’s sale of its interest in Silver Wheaton on February 14, 2008. In 2007, the Company incurred $44.7 million of interest expense and finance fees as a result of borrowings on credit facilities in 2006 to fund the acquisition of certain Placer Dome assets. The Company did not capitalize any of its interest incurred during 2009 (2008 and 2007 – $1.4 million and $10.9 million, respectively, was capitalized to the Peñasquito project).
The share of earnings of equity investee earned during 2008 and 2007 related to the Company’s investment in Peak Gold which was accounted for using the equity method, prior to Goldcorp losing significant influence over Peak Gold during the second quarter of 2008.
As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil and copper contracts during 2009. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in their fair values recorded in earnings for the period. A net gain of $3.6 million was recorded during 2009, comprised of realized gains of $6.9 million on matured contracts and mark-to-market losses of $3.3 million (2008 – net loss of $2.6 million, comprised of realized losses of $10.2 million on matured contracts and a reversal of unrealized mark-to-market losses recognized in previous years of $7.6 million; 2007 – net loss of $23.5 million, comprised of realized losses of $19.9 million on matured contracts and mark-to-market losses of $3.6 million).
During 2009, the Company recorded a $50.2 million gain on securities resulting from a $42.8 million gain on the disposition of its investment in New Gold and a $7.4 million net gain on its investments in warrants. During 2008, the Company recorded a $105.9 million loss on securities, primarily related to the other than temporary write-down of its investments in New Gold and one other equity security classified as available-for-sale. The Company recorded an impairment loss on its investment in New Gold during the fourth quarter of 2008 due to the adverse changes in the economic environment in which New Gold operates and the continued decline of the market price of New Gold’s shares during 2008. The net gain on securities in 2007 was $5.5 million.
During the fourth quarter of 2009, the Company sold certain mining interests for total proceeds amounting to $20.1 million and recognized a gain of $20.1 million before tax ($15.1 million after tax). During the fourth quarter of 2008, the Company recorded a gain of $2.6 million before tax ($0.5 million after tax) from the sale of certain mining assets. During the second quarter of 2007, the Company sold its Amapari and Peak mines to Peak Gold Ltd. for $200.0 million in cash and $100.0 million in share consideration. The sale resulted in a gain of $40.2 million before tax ($6.5 million after tax). In addition, the Company realized a $10.8 million gain before tax ($9.1 million after tax) from the sale of certain mining assets during the fourth quarter of 2007.
During the first quarter of 2008, the Company completed the sale of its 108 million common shares of Silver Wheaton (48% remaining interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1.571 billion less total transaction costs of $55.7 million and less Silver Wheaton’s cash balance of $10.2 million. The transaction resulted in a gain of $292.5 million before tax ($136.5 million after tax) recognized in earnings in the first quarter of 2008.
Prior to the disposition of the Silver Wheaton shares on February 14, 2008, stock options, warrants and restricted share units held by non-controlling interests were exercised resulting in 0.1% dilution of the Company’s interest in Silver Wheaton and a dilution gain of $1.8 million. The Company’s interest in Silver Wheaton declined from 49% to 48% during 2007 from the additional issuances of common shares by Silver Wheaton. This dilution of interest resulted in a dilution gain of $1.1 million in 2007.
During the fourth quarter of 2009, stock options and share purchase warrants held by non-controlling interests of Terrane were exercised which resulted in a 1% dilution of the Company’s interest from 66% to 65% and the recognition of $0.4 million in dilution gain. During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008 which resulted in a reversal of previously recorded dilution gain of $0.7 million. The Company’s interest in Terrane decreased from 68% to 66% in 2008 (2007 – from 77% to 68%) from additional issuances of common shares by Terrane. This dilution of interest, in addition to the reversal of dilution gain previously recorded upon renouncement in 2008 of the
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(in United States dollars, tabular amounts in millions, except where noted)
income tax benefits relating to flow through shares issued by Terrane in 2007, gave rise to a dilution gain of $0.4 million in 2008 (2007 – $8.9 million).
The Company recorded a net foreign exchange loss of $366.6 million, resulting from the impact of the strengthened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies, and an increase in the Company’s net monetary liabilities denominated in local currencies which are subject to foreign exchange translation. At December 31, 2009, the Company has future income tax liabilities of $3.7 billion (2008 and 2007 - $3.4 billion) arising primarily from acquisitions of mining interests, which are monetary items translated each period end at current exchange rates to the US dollar, the Company’s functional currency. The Company recorded a net foreign exchange gain of $1,058.9 million in 2008, resulting primarily from the impact of the weakened Canadian dollar and Mexican peso on the Company’s future income tax liabilities, which are denominated in local currencies. The reduction in future income tax liabilities was offset by the negative impact of the weakened Canadian dollar on the Company’s significant cash balance denominated in Canadian dollars from the proceeds of the Silver Wheaton sale in the first quarter of 2008. In 2007, the Company recorded a net foreign exchange loss of $49.4 million, resulting primarily from the impact of the strengthened Canadian dollar on its future income tax liabilities.
INCOME AND MINING TAXES
Income and mining taxes for the year ended December 31, 2009 amounted to $206.7 million, approximately 25% of earnings before taxes, foreign exchange loss from translation of future income tax assets and liabilities, and stock option expense, which are either not subject to taxation, deductible, or likely to be utilizable. In 2008, income and mining taxes were $295.4 million, or 34% of earnings before taxes, foreign exchange gain from translation of future income tax assets and liabilities, write-downs of investments in equity securities, and stock option expense (2007 – $160.3 million, or 24%).
The lower effective tax rate in 2009, as compared to 2008, is primarily due to the $42.8 million gain on the disposition of the Company’s investment in New Gold in 2009 not being subject to tax due to availability of capital loss carryforwards, the impact of additional tax benefits recognized from the harmonization of the Ontario corporate income tax with the Federal tax system in 2009 and the higher future income taxes payable in 2008 on the disposition of the Silver Wheaton shares of $155.9 million, offset by the use of Mexican flat tax credits on taxable earnings in Mexico ($37.8 million) in 2008. The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial income tax rate reductions enacted in the fourth quarter of 2009. This has been offset by increases in future income tax liabilities in Mexico of $26.2 million as a result of the changes in Mexican income tax laws and an additional income tax liability of $12.8 million arising from changes to the Mexican consolidated tax return rules enacted in the fourth quarter of 2009.
The gain from the disposition of the Silver Wheaton shares became taxable in 2009 and the taxes will be payable in the first quarter of 2010, and as a result, the tax liability was reclassified from future to current income taxes in the first quarter of 2009. The impact of this reclassification was a future income recovery and current income tax expense on the statement of earnings, with no impact to net earnings. Cash flows for 2009 were not impacted due to the non-cash nature of this reclassification.
The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate is being increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and reduced to 29% in 2013 and back to 28% in 2014 and thereafter. As a result, the Company’s future income tax liabilities increased by $26.2 million in the fourth quarter of 2009. In addition the Mexican government modified its consolidated tax return rules such that the company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies within the consolidated group. Included with the changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of consolidation at December 31, 2009 and requiring the company to repay the benefits in future years. This element of the changes to the consolidated tax return rules has resulted in what
GOLDCORP     |      65

(in United States dollars, tabular amounts in millions, except where noted)
the company considers a double taxation of income earned by the consolidated group. The Company has estimated that the income tax impact of this new legislation at December 31, 2009 could potentially be $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company has the ability and intends to execute a plan that is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which will reduce the estimated income tax impact to $12.8 million, of which $8.4 million and $4.4 million is payable evenly during the period 2015 to 2019 and 2018 to 2022, respectively. Accordingly, the Company has recorded an income and mining taxes payable, classified as long-term, and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009. There is an expectation that Mexico may publish technical corrections to certain aspects of the Tax Reform Bill in 2010 that could significantly reduce the amounts due from the Company as described above. However, there is no assurance that Mexico will in fact publish such corrections, nor is it clear what impact any corrections published will have on the Company’s actual liability under the new law. Although any ultimate outcome is uncertain, the Company intends to contest the validity and effective date of the new legislation.
On October 1, 2007, the Government of Mexico enacted legislation which introduced a new flat rate business tax effective January 1, 2008 (16.5% in 2008, 17% in 2009 and 17.5% thereafter) and a new 2% tax on cash deposits effective July 1, 2008. The Company was not subject to the flat tax in 2009 and 2008.
NON-CONTROLLING INTERESTS
The non-controlling interests relate to Goldcorp’s non-wholly owned subsidiaries, Terrane (65%), and Silver Wheaton (48%), until February 14, 2008, at which time, Goldcorp disposed of its 48% interest.
Silver Wheaton: As a result of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. Following various share issuances by Silver Wheaton, Goldcorp’s interest in Silver Wheaton declined to 49% at January 1, 2007. Additional share issuances by Silver Wheaton from the exercise of stock options and warrants outstanding decreased Goldcorp’s interest from 49% to 48% during 2007. In the first quarter of 2008, prior to the disposition of Silver Wheaton shares on February 14, 2008, stock options, warrants and restricted share units held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest. The Company continued to consolidate Silver Wheaton up to the date of disposition of its interests on February 14, 2008, as it maintained control over Silver Wheaton due to the influence it exerted on the board of directors.
The non-controlling interests’ share of Silver Wheaton’s net earnings for 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, amounted to $7.3 million (year ended December 31, 2007 - $47.0 million).
Terrane: In 2006, the Company sold certain of its Canadian exploration interests, including the Mt. Milligan gold/copper project in Canada to Terrane in exchange for 240 million convertible Series A preferred shares of Terrane at a price of C$0.50 per share. On an as-converted basis, Goldcorp would own an 81% equity interest in Terrane, and, as a result, non-controlling interests of $22 million was recognized on acquisition of Terrane. Following the issuance of common shares and common share purchase warrants in a private placement on November 3, 2006, Goldcorp’s interest in Terrane declined to 77% at January 1, 2007.
On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in a decrease in Goldcorp’s interest in Terrane from 77% to 68%, and an increase in non-controlling interests of $20.1 million.
During the third quarter of 2008, Terrane closed a private placement of 10.0 million flow through common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. The private placement in addition to issuances of common shares from exercises of stock
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(in United States dollars, tabular amounts in millions, except where noted)
options outstanding resulted in a decrease in Goldcorp’s interest in Terrane from 68% to 66% and an increase in non-controlling interests of $4.5 million.
During the fourth quarter of 2009, Terrane issued 4.8 million common shares resulting from exercises of stock options and common share purchase warrants outstanding. This resulted in a decrease in Goldcorp’s interest in Terrane from 66% to 65% and an increase in non-controlling interests of $1.9 million. The non-controlling interests’ share of Terrane’s net loss during the year ended December 31, 2009 was $2.0 million (2008 – share of net earnings of $0.4 million; 2007 – share of net loss of $0.9 million).
DISCONTINUED OPERATION – LA COIPA MINE, CHILE (Goldcorp’s interest – 50%)
On December 21, 2007, Goldcorp acquired Kinross’ 49% share of the Porcupine gold mines in north-eastern Ontario and its 32% share of the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile (“La Coipa”) and $200.0 million in cash. As a result, La Coipa, previously disclosed as a separate operating segment, was retroactively reclassified as a discontinued operation. The following table presents selected data for Goldcorp’s 50% interest in La Coipa:

Operating Data	2007 (1)

Tonnes of ore milled	1,704,100
Average mill head grade (grams/tonne)
– Gold	1.11
– Silver	183
Average recovery rate
– Gold	76%
– Silver	72%
Produced (ounces)
– Gold	46,100
– Silver	7,235,300
Sold (ounces)
– Gold	42,400
– Silver	7,402,600
Average realized price (per ounce)
– Gold	$711
– Silver	$13.36
Total cash costs per gold ounce (2)	$(1,152)
Financial Data

Revenues	$128.8
Earnings from operations	$56.6

(1)	The results of La Coipa are included in Goldcorp’s financial results for the period to December 21, 2007, the date of disposition.

(2)	The calculation of total cash costs per gold ounce is net of by-product silver sales revenue. If silver production was treated as a co-product, average total cash costs for the year ended December 31, 2007 would be $275 per ounce of gold and $5.19 per ounce of silver.
Net earnings from discontinued operation, after tax, amounted to $84.7 million in 2007, including a $46.4 million gain recorded by the Company on the disposition of La Coipa.
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(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per ounce to the consolidated financial statements:

	2009	2008	2007

Cash costs, continuing operations
Operating expenses per consolidated financial statements (2)	$1,187.3	$1,164.2	$953.8
Treatment and refining charges on concentrate sales	24.1	25.5	48.4
By-product silver and copper sales	(454.3)	(426.0)	(576.5)
Alumbrera export retention	(51.7)	(42.9)	(4.6)
San Martin operating expenses, in reclamation (3)	(0.1)	(19.6)	—
Realized gains on currency, heating oil and copper contracts	(6.9)	—	—
Non-cash and other adjustments	(6.2)	(0.1)	(5.3)

Total cash costs (by-product)	$692.2	$701.1	$415.8

Divided by ounces of gold sold (3)	2,344,700	2,293,200	2,211,000

Total cash costs (by-product) per ounce of gold (1)	$295	$305	$188

Cash costs, including discontinued operations
Operating expenses per consolidated financial statements (2)	$1,187.3	$1,164.2	$1,005.4
Treatment and refining charges on concentrate sales	24.1	25.5	48.9
By-product silver and copper sales	(454.3)	(426.0)	(677.4)
Alumbrera export retention	(51.7)	(42.9)	(4.6)
San Martin operating expenses, in reclamation (3)	(0.1)	(19.6)	—
Realized gains on currency, heating oil and copper contracts	(6.9)	—	—
Non-cash and other adjustments	(6.2)	(0.1)	(5.3)

Total cash costs (by-product)	$692.2	$701.1	$367.0

Divided by ounces of gold sold (3)	2,344,700	2,293,200	2,253,400

Total cash costs (by-product)per ounce of gold	$295	$305	$163

(1)	If silver and copper were treated as co-products, total cash costs of continuing operations would be $391 per ounce of gold (2008 - $391 per ounce, 2007 - $305 per ounce).

(2)	$69.4 million in royalties are included in operating expenses per the consolidated financial statements (2008 - $67.2 million, 2007 - $135.0 million).

(3)	San Martin mine ended its mining process in October 2007, and is therefore excluded from the figures above commencing 2008.
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(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE – ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements:

Year ended December 31	2009	2008	2007

Net earnings per consolidated financial statements	$240.2	$1,475.6	$460.1
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	324.3	(1,070.9)	54.6
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	21.8	—	—
Unrealized loss (gain) on currency, heating oil and copper contracts , net of tax	2.3	(5.3)	2.4
Loss (gain) on securities, net of tax	(49.7)	105.9	(4.7)
Dilution loss (gains)	0.3	(2.2)	(10.0)
Gain on disposition of mining interests, net of tax	(15.1)	(0.5)	(15.6)
Gain on disposition of mining interests included in discontinued operation, net of tax	—	—	(46.4)
Gain on disposition of Silver Wheaton shares, net of tax	—	(136.5)	—
Write-down of mining interests, net of tax	17.3	30.9	—
Non-recurring withholding taxes accrual	27.9	—	—
Transaction costs expensed relating to issuance of convertible senior notes, net of tax	12.6	—	—
Write-off of Alumbrera export retention tax overpayment receivable, net of tax	6.3	—	—

Total adjusted net earnings	$588.2	$397.0	$440.4

Weighted average shares outstanding (000’s)	731,306	711,862	704,868

Adjusted net earnings per share	$0.80	$0.56	$0.62

	December 31	September 30	December 31
Three months ended	2009	2009	2008

Net earnings per consolidated financial statements	$66.7	$114.2	$958.1
Unrealized foreign exchange loss (gain) on translation of future income tax liabilities	122.6	17.5	(985.7)
Unrealized foreign exchange loss on translation of current taxes payable on disposition of Silver Wheaton shares	3.6	11.4	—
Unrealized loss on currency, heating oil and copper contracts , net of tax	4.2	2.7	0.7
Loss (gain) on securities, net of tax	(44.1)	(5.2)	81.2
Dilution gains	(0.4)	—	(0.3)
Gain on disposition of mining interests, net of tax	(15.1)	—	(0.5)
Write-down of mining interests, net of tax	17.3	—	30.9
Non-recurring withholding taxes accrual	27.9	—	—

Total adjusted net earnings	$182.7	$140.6	$84.4

Weighted average shares outstanding (000’s)	733,079	731,815	729,106

Adjusted net earnings per share	$0.25	$0.19	$0.12

GOLDCORP      |     69

(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.
The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible. The Company’s foreign currency, heating oil and copper contracts are entered into with large international financial institutions with strong credit ratings.
The Company’s maximum exposure to credit risk at December 31 is as follows:

	2009	2008

Cash and cash equivalents	$874.6	$262.3
Accounts receivable	232.6	178.6
Current derivative assets	8.1	—

	$1,115.3	$440.9

Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2009, the Company generated operating cash flows from continuing activities of $1,270.2 million (2008 - $866.0 million; 2007 - $650.7 million).
At December 31, 2009, Goldcorp held cash and cash equivalents of $874.6 million (2008- $262.3 million) and had working capital of $866.5 million (2008 - $274.5 million).
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2009, there was no amount outstanding under this credit facility. On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of
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(in United States dollars, tabular amounts in millions, except where noted)
up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. At December 31, 2009, the amount outstanding was C$17.5 million ($16.7 million).
In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2009					2008
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$382.0	$—	$—	$—	$382.0	$282.6
Current derivative liabilities	11.4	—	—	—	11.4	—
Debt re-payments (principal portion)	16.7	—	862.5	—	879.2	5.3
Interest payments on convertible senior notes	19.9	34.5	34.5	—	88.9	—
Capital expenditure commitments	132.6	39.7	—	—	172.3	294.1
Minimum rental and lease payments	2.0	3.3	3.2	3.0	11.5	11.4
Reclamation and closure cost obligations	24.5	23.6	17.8	457.6	523.5	482.9

	$589.1	$101.1	$918.0	$460.6	$2,068.8	$1,076.3

At December 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $270.9 million (2008 - $201.3 million).
In the opinion of management, the working capital at December 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2010 with a focus on commissioning Peñasquito in 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.5 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, available funding under the $1.5 billion revolving credit facility and anticipated project financing loan of approximately $1.0 billion ($400.0 million – Goldcorp’s share). The acquisitions completed in February 2010 will be funded by available cash balances and funding under the $1.5 billion revolving credit facility.
For the periods beyond 2010, cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, zinc and lead are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentine pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, zinc and lead production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2009, the Company had $3.7 billion of future income tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.
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(in United States dollars, tabular amounts in millions, except where noted)
The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable
		and other	Income and	Accounts
		current and	mining taxes	payable and		Future
	Cash and cash	long-term	receivable	accrued	Current	income tax
2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Long term	income tax
2008	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the year ended December 31, 2009, the Company recognized a loss of $366.6 million on foreign exchange (2008 - gain of $1,058.9 million; 2007 - loss of $49.4 million). Of this amount, $324.3 million resulted from the translation of future income taxes denominated in currencies other than US dollars (2008 - gain of $1,070.9 million; 2007 - loss of $54.6 million). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $282.5 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency contracts were entered into during the year ended December 31, 2007.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company during the year ended December 31, 2009 on outstanding balances under its revolving credit facility and non-revolving term loan was 0.83% (2008 – 4.12%; 2007 – 5.63%). At December 31, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company during the year ended
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(in United States dollars, tabular amounts in millions, except where noted)
December 31, 2009 on its cash and cash equivalents was 0.22% (2008 - 2.68%; 2007 - 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings, respectively.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, zinc and lead. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $212.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% of its base metal sales volume over the next fifteen months to manage its exposure to fluctuations in base metal prices.
The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.0 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.
CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity and long-term debt, net of cash and cash equivalents as follows:

At December 31	2009	2008

Equity	$15,493.2	$14,959.1
Current and long-term debt	735.7	5.3

	16,228.9	14,964.4
Less: cash and cash equivalents	(874.6)	(262.3)

	$15,354.3	$14,702.1

At December 31, 2009, there was no externally imposed capital requirement, to which the Company is subject, which the Company has not complied with.
During the year ended December 31, 2009, the Company invested a total of $1,356.4 million in mining interests, including $521.8 million at Peñasquito, $329.4 million at Pueblo Viejo, $109.8 million at Red Lake, $78.9 million at Musselwhite, $72.8 million at Los Filos and $66.6 million at Éléonore. These expenditures were funded primarily from cash flows from operations.
As at March 11, 2010, there were 733.9 million common shares of the Company issued and outstanding and 13.6 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$8.06 per share to C$39.77 per share. In addition, the Company had 9.2 million share purchase warrants outstanding, of which 8.4 million are exchangeable for 8.4 million common shares at an exercise price of C$45.75 per share until June 9, 2011. The remaining 0.8 million share purchase warrants are exchangeable for 0.8 million common shares at an exercise price of C$34.76 per share until June 26, 2011.
Cash dividend payments for the period totaled $131.7 million (2008 - $128.7 million; 2007 - $126.9 million).
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(in United States dollars, tabular amounts in millions, except where noted)
OTHER RISKS AND UNCERTAINTIES
Foreign Operations
In 2009, the Company’s operations were conducted in Canada, the United States, Mexico, Argentina, Guatemala and the Dominican Republic, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.
Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of properties, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.
Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with other interests.
The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.
Government Regulation
The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.
Environmental Regulation
All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s financial position and results of operations.
Government approvals and permits are required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned development and exploration of its mineral properties.
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(in United States dollars, tabular amounts in millions, except where noted)
Other
For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business – Risk Factors” in the annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com.
CRITICAL ACCOUNTING POLICIES
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates. Note 2 of the Company’s 2009 annual consolidated financial statements describes all of the Company’s significant accounting policies.
Inventories
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value.
The Company records the costs of mining ore stacked on its leach pads and in process at certain of its mines as heap leach ore and work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to earnings and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of heap leach ore and work-in-process inventories include quantities of ore stacked on leach pads, recoverable ounces of gold contained in ore stacked on leach pads, recoverable ounces of gold in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its heap leach ore and work-in-process inventories, which would reduce the Company’s earnings and working capital. At December 31, 2009 the average costs of inventories are significantly below the net realizable values.
Mining Interests
The Company records mining interests at cost. In accordance with Canadian GAAP, the Company capitalizes production expenditures net of revenues received during the period prior to reaching operating levels intended by management as part of the cost of mining properties. Exploration costs are expensed as incurred to the date of establishing that costs incurred are economically recoverable, at which time exploration costs are capitalized and included in the carrying amount of the related property.
A significant portion of the Company’s mining properties is depleted using the unit-of-production method. Under the unit-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amount of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s earnings and net assets.
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For producing properties, this assessment is based on the expected undiscounted future net cash flows to be generated from the mine. For non-producing properties, this assessment is based on whether factors that indicate the need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amount of its mining properties, which would reduce the Company’s earnings and net assets. A review of the Company’s mining properties and related plant and equipment at December 31, 2009 indicated that their
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(in United States dollars, tabular amounts in millions, except where noted)
estimated undiscounted future net cash flows are in excess of their carrying amounts, with the exception of El Limón. The Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in El Limón during the fourth quarter of 2009 as a result of the sales transaction which closed on February 24, 2010, for sales proceeds below the carrying amount of the investment prior to the write-down.
Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amount of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s earnings and net assets.
Goodwill and Impairment Testing
The Company’s business combinations are accounted for using the purchase method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities assigned to the reporting unit.
The Company performs an impairment test, on an annual basis, to determine whether the carrying amounts of goodwill are no longer recoverable. To accomplish this, the Company compares the reporting units’ fair values to their carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. A review of the Company’s reporting units at December 31, 2009 indicated that there is no impairment of goodwill at December 31, 2009.
Reclamation and Closure Cost Obligations
The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. Canadian GAAP requires the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash flows underlying the initial fair value measurements which result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to earnings over the life of the related assets using the unit-of-production method. If the estimates of costs or of recoverable reserves prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties or increase the amount of future depletion expense. A write-down of the carrying amounts of mining properties due to changes in estimates of costs will have a corresponding impact to the associated liabilities and no impact to net assets. An increase to future depletion expense due to a reduction in the amount of reserves expected to be recovered would reduce the Company’s earnings and net assets.
Assumptions used in determining the Company’s reclamation and closure cost obligations at December 31, 2009 include an inflation rate of 2%, discount rate of 5% and the Canadian dollar and Mexican peso at 1.10 and 12.00, respectively, to the US dollar. A 10% increase or decrease in inflation and exchange rates and 10% decrease or increase in discount rate would result in an increase or decrease of $65.8 million to the reclamation and closure cost obligation balance at December 31, 2009.
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(in United States dollars, tabular amounts in millions, except where noted)
Future Tax Assets and Liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes is not more likely than not to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning strategies if the strategies are feasible and implementable without significant obstacles.
The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.
The recoverability of future income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of future income tax assets and liabilities recorded at December 31, 2009.
Foreign Currency Translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies that are not measured at fair value are translated using the rates of exchange at the transaction dates; non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; income statement items denominated in foreign currencies are translated using the average monthly exchange rates; and the resulting foreign exchange gains and losses are included in earnings. Of the $366.6 million loss on foreign exchange recognized during the year ended December 31, 2009, $324.3 million related to the translation of future income taxes primarily denominated in Canadian dollar and Mexican peso.
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(in United States dollars, tabular amounts in millions, except where noted)
RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS
     Accounting policies implemented effective January 1, 2007
On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 - Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 3865 – Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income (“OCI”) and establish the standards for hedge accounting for fiscal years beginning on or after October 1, 2006. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million to AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measurement at fair value instead of cost and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustment. In addition, the Company recorded a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measurement at fair value instead of cost, and a non-cash decrease of $1.5 million to opening retained earnings for the elected change in accounting for debt issue costs.
     Accounting policies implemented effective January 1, 2008
On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 - Financial Instruments – Disclosures and 3863 - Financial Instruments – Presentation which replace Section 3861 - Financial Instruments – Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments. CICA Handbook Section 1535 - Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance.
CICA Handbook Section 3031 - Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 - Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing and reversals of write-downs previously recorded when there is clear evidence of an increase in net realizable value. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.
On July 1, 2008, the Company adopted Emerging Issues Committee (“EIC”) 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172 which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carry forwards consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.
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Accounting policies implemented during 2009
On January 1, 2009, the Company adopted CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and 3450 - Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.
Effective January 1, 2009, the Company adopted EIC Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.
In March 2009, the Company adopted EIC Abstract 174 - Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 - Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.
In June 2009, the Company adopted the amendments made by the CICA to Handbook Section 3862 - Financial Instruments - Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009.
On July 1, 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855 - Financial Instruments - Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.
Accounting policies to be implemented effective January 1, 2010
In January 2009, the CICA issued Handbook Sections 1582 - Business Combinations (“Section 1582”), 1601 - Consolidated Financial Statements (“Section 1601”) and 1602 - Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 - Business Combinations and 1600 - Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time.
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The Company has early adopted these sections effective January 1, 2010. As a result of the Section 1582 definition of a business being an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to its investors and owners, acquisitions of exploration properties, including the Camino Rojo and El Morro projects completed on February 4, 2010 and February 16, 2010, respectively, would be accounted for as business combinations. The adoption of Section 1582 will also have an impact on the treatment of transaction costs relating to these business combination transactions. Transaction costs accounted for under Section 1582 are no longer capitalized but rather, expensed as incurred. In accordance with Section 1602, non-controlling interests will be classified as part of equity and net earnings or losses and total comprehensive income or losses will include the portion attributable to non-controlling interests.
Accounting policies to be implemented effective January 1, 2011
In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At December 31, 2009, the Company had no debt instruments to which the Section 3855 amendments would be applicable.
On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple Deliverable Revenue Arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.
International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises are required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. The Company will issue its first annual and interim consolidated financial statements prepared under IFRS for its fiscal year ended December 31, 2011 and three months ended March 31, 2011, respectively, with restatement of comparative information presented. The transition to IFRS will impact the Company’s accounting policies as noted below, information technology and data systems, internal control over financial reporting, disclosure controls and procedures and financial expertise and training requirements. The transition may also impact business activities such as agreed terms of certain contractual arrangements, including debt covenants and debt and equity settlement provisions.
The four phases of the Company’s transition plan are as follows: scoping and planning, detailed assessment, operations implementation and post implementation. The Company has prioritized and assigned the appropriate resources to the project to develop an effective plan and continues to assess resource and training requirements. The scoping and planning phase (“phase 1”) involved establishing a project steering and technical committee and a project management team, mobilizing organizational support for the transition plan, obtaining stakeholder support for the project, identifying key areas affected and developing a project charter, implementation plan and communication strategy. The steering and technical committee is comprised of members of senior executive management and is responsible for final approval of project recommendations, including selected IFRS accounting policies, and deliverables to the audit committee and board. The Company completed phase 1 during the first quarter of 2009. The detailed assessment phase (“phase 2”) involved identification of significant differences between the Company’s current accounting policies under Canadian GAAP and those permitted under IFRS, selection of accounting policies in accordance with IFRS and transitional exemptions, estimation of quantification of financial statement impact, preparation of shell financial statements and identification of business processes and resources impacted. The Company completed phase 2 during the fourth
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(in United States dollars, tabular amounts in millions, except where noted)
quarter of 2009. The operations implementation phase (“phase 3”) includes the design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010, fiscal 2010 and thereafter. Implementation of changes to the reporting and system processes to support preparation of the IFRS opening balance sheet at January 1, 2010 was completed in March 2010. Review and approval of the changes implemented will be finalized by the end of March 2010. Phase 3 also includes ongoing training for key personnel, identification and documentation of impact and required changes to, and ensuring the effectiveness of, the Company’s internal control environment and disclosure controls and procedures. This stage of phase 3 will be conducted throughout 2010. The post implementation phase will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond.
The Company has identified the key differences between the Company’s current accounting policies under Canadian GAAP and those it expects to apply in preparing its first IFRS financial statements. These differences are based on IFRS standards effective as at the date of this document. The International Accounting Standards Board (“IASB”) continues to amend and add to current IFRS standards with several projects underway. The Company’s transition plan includes monitoring actual and anticipated changes to IFRS and related rules and regulations and assessing the impacts of these changes on the Company and its financial statements, including expected dates of when such impacts are effective. Key differences identified as of the date of this document are as follows:
Impairment of mining interests and goodwill
Under IFRS, impairment is assessed using a one-step process which compares the carrying amount to the recoverable amount, calculated as the greater of the value in use, being the estimated discounted future expected pre-tax cash flows, and fair value less costs to sell, of the asset being tested. Accordingly, upon adoption of IFRS, the Company will assess impairment of its mining interests, by site, by comparing the carrying amounts of its mining interests to the values in use for those sites without significant exploration potential properties. For these sites, impairment may result from the use of the one-step process under IFRS, while no impairment exists using the two-step process under Canadian GAAP. For those sites with significant exploration potential properties, the Company will assess impairment by comparing the carrying amounts of the relevant mining interests, net of related future income taxes, to the fair values less costs to sell, being the estimated discounted future after-tax cash flows plus an in-situ value for exploration potential mining properties and additional discounted amount for net cash flows from significant future expansion, less estimated costs to sell. For these sites, the process for assessing impairment under IFRS is similar to the process under Canadian GAAP, except that cash flows used under Canadian GAAP are on an undiscounted basis where goodwill is not applicable.
Under IFRS, an impairment loss is recorded for the difference between the carrying amount and the greater of value in use and fair value less costs to sell of a mining interest. Where goodwill is applicable, the carrying amount of goodwill is included in the carrying amount being assessed. The resulting impairment loss, if any, is allocated first to reduce goodwill to zero, with the remaining amount allocated to the mining interest. Reversals of impairment losses are recognized in the periods the reversals occur. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of impairment losses is not permitted under Canadian GAAP.
The Company is in the process of assessing its mining interests and goodwill for impairment at December 31, 2009 in accordance with IFRS for the purpose of its opening IFRS balance sheet at January 1, 2010.
Deferred taxes
Under IFRS, deferred income taxes, called “future income taxes” under Canadian GAAP, are recognized for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translations of the cost of non-monetary assets or liabilities denominated in other than US dollars, the Company’s functional currency. Under Canadian GAAP,
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these temporary differences are not accounted for. The Company owns significant mining interests with costs denominated in non-US dollars. Accordingly, a weakening in foreign currencies, primarily the Mexican peso and Canadian dollar, would result in additional deferred income taxes recognized by the Company.
Under IFRS, deferred income taxes are recognized for temporary differences relating to stock options issued by US entities to US employees, measured as the difference between the exercise price of the options vested and the market price of the underlying shares. Under Canadian GAAP, these temporary differences are not accounted for. Accordingly, the Company expects to recognize additional deferred income taxes relating to its Wharf and Marigold operations.
Under IFRS, deferred income taxes are not recognized for temporary differences that arise from differences between the fair values and tax bases of assets acquired in transactions other than a business combination. Under Canadian GAAP, future income taxes are recognized for such temporary differences. The resulting future tax liability/asset under Canadian GAAP is recognized as a bump up/grind down of the carrying value of the related asset. For purposes of the opening IFRS balance sheet at January 1, 2010, the Company has not acquired any assets which would be considered as acquired in a transaction other than a business combination under IFRS to which this accounting policy difference would apply. In addition, the Company does not expect to acquire assets subsequent to the opening IFRS balance sheet date which would be considered as acquired in a transaction other than a business combination under IFRS.
Under IFRS, the Company will present foreign exchange gains and losses from translation of deferred income taxes as part of deferred income tax expense, as compared to other income and expense under Canadian GAAP.
Classification and measurement of financial liabilities
Under IFRS, share purchase warrants issued with exercise prices denominated in currencies other than the US dollar, the Company’s functional currency, are classified and presented as financial liabilities and measured at fair value. Under Canadian GAAP, all warrants are presented as equity. At December 31, 2009, the Company had $50.0 million in warrants with C$ exercise prices included in equity. For the purpose of the Company’s opening IFRS balance sheet at January 1, 2010, these warrants would be removed from equity, re-measured at fair value with the difference between fair value and the amount removed from equity being recognized as an adjustment to opening retained earnings. An additional opening retained earnings adjustment would be recorded for warrants previously exercised, calculated as the difference between the fair values of the warrants on the dates of exercise and the amounts recorded in equity.
Under IFRS, the issuer’s option to settle in cash upon conversion results in the conversion feature of convertible debt being accounted for as an embedded derivative which must be separately accounted for at fair value on initial recognition. The carrying amount of the debt, on initial recognition, is calculated as the difference between the proceeds of the convertible debt as a whole and the fair value of the conversion feature. The fair value of the conversion feature is measured using the Binomial method. Transaction costs are allocated to the debt and derivative components in proportion to the allocation of the proceeds on initial recognition. Transaction costs allocated to the derivative component are expensed, while costs allocated to the debt component are included in the carrying amount of the liability and included in the determination of the effective interest rate. Subsequent to initial recognition, the derivative component is re-measured at fair value at each balance sheet date while the debt component is accreted to the face value of the debt using the effective interest rate. The Company has the option to settle in cash upon conversion of the convertible senior notes issued on June 5, 2009. Accordingly, the Company expects to record an opening IFRS balance sheet adjustment to account for the convertible debt, as a liability with an embedded derivative component measured at fair value, and adjust the portion of transaction costs expensed.
Measurement of reclamation and closure cost obligations
Under IFRS, the Company’s obligation for reclamation and closure costs is measured based on management’s best estimate of future expenditures required to settle the obligation at the balance sheet date, discounted using the applicable country-specific risk
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free rates. Under Canadian GAAP, this obligation is measured based on the fair value of future estimated expenditures using quoted market prices where applicable, discounted using the Company’s credit-adjusted risk-free rate. The Company does not expect the change in accounting policy for reclamation and closure cost obligations to result in a material impact on its consolidated financial statements.
Under IFRS, the Company will present accretion of its reclamation and closure cost obligations as part of finance costs, as compared to depreciation and depletion under Canadian GAAP.
Plant and equipment
Under Canadian GAAP, costs incurred for plant and equipment on initial recognition are allocated to significant components when practicable. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when they constitute a betterment, which occurs when the productive capacity or useful life of an existing asset is increased or when the associated operating costs is decreased. Otherwise, these costs are expensed. Under IFRS, costs incurred for plant and equipment on initial recognition are allocated to significant components, capitalized and depreciated separately over the estimated useful lives of each component. Practicability of allocating to significant components is not considered under IFRS. Costs incurred subsequent to the initial purchase of plant and equipment are capitalized when it is probable that future economic benefits will flow to the Company over a period and the costs can be measured reliably. Upon capitalization, the carrying amount of components replaced, if any, are derecognized. The Company expects to record an opening IFRS balance sheet adjustment at January 1, 2010 to reflect the retrospective componentization of its surface mobile equipment and accounting for costs incurred subsequent to initial purchases in accordance with IFRS.
Accounting for joint ventures
Under the current IFRS standard, IAS 31 - Interests in Joint Ventures, the Company has the option to account for its interest in Alumbrera using proportionate consolidation, similar to its accounting policy under Canadian GAAP. The IASB issued Exposure Draft 9 – Joint Arrangements (“ED-9”) in September 2007 with comments due January 2008. ED-9 proposed to eliminate the choice to proportionately consolidate jointly controlled entities and required such entities to be accounted for using the equity method. The new IFRS standard for joint arrangements which was originally planned for issuance in the third quarter of 2009 has not yet been issued. During the second quarter of 2009, the IASB commenced redeliberations of ED-9 and now proposes to allow proportionate consolidation of a jointly controlled entity if the agreement between joint venture partners indicate that the rights of each joint venture partner to the assets and net earnings of the joint arrangement, and obligations of each joint venture partner to the risks and liabilities of the joint arrangement are in proportion to their respective interests in the joint arrangement. The IASB continues to discuss various items on this topic and expects publication of the final Standard at the end of the second quarter of 2010.
IFRS 1 – First-time adoption of International Financial Reporting Standards (“IFRS 1”)
IFRS 1 governs the first-time adoption of IFRS. In general, accounting policies adopted in accordance with IFRS are to be applied retrospectively. IFRS 1 allows certain exemptions from retrospective application. The exemptions the Company intends to elect to apply in preparing its first IFRS financial statements include:
(a)	Not accounting for business combinations that occurred prior to January 1, 2010 using the principles of IFRS 3 – Business combinations, which are equivalent to the principles of Section 1582 under Canadian GAAP which the Company adopted effective January 1, 2010 on a prospective basis;

(b)	Measuring certain mining properties and plant and equipment at deemed cost on January 1, 2010, being the related assets’ fair values on that date;
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(c)	Not applying the recognition and measurement principles of IFRIC 1 – Changes in Existing Decommissioning, Restoration and Similar Liabilities for changes in such liabilities that occurred prior to January 1, 2010; and instead measuring the Company’s reclamation and closure cost obligations at fair value on January 1, 2010, estimating the amounts that would have been included in the cost of the related mining properties when the obligations first arose using the applicable historical country-specific risk free rates and recalculating the accumulated depreciation and depletion for such assets at January 1, 2010;

(d)	Not re-measuring stock-based compensation expense relating to stock options and restricted share units granted prior to November 7, 2002 and those granted after November 7, 2002 but have vested as at January 1, 2010;

(e)	Recognizing the cumulative effect of actuarial gains and losses on defined benefit pension plans in retained earnings at January 1, 2010; and

(f)	Recognizing the cumulative translation differences from translating foreign operations previously recorded in AOCI in retained earnings at January 1, 2010.
OUTLOOK
The Company expects to produce approximately 2.6 million ounces of gold at an average by-product cash cost of $350 per ounce and co-product cash cost of $450 per ounce in 2010. Forecast production increases at most of Goldcorp’s mines are expected to be offset by planned declines at El Sauzal as the mine approaches the end of its life, and at Porcupine with the processing of low-grade stockpiled ore at the Pamour pit. Gold production levels on a quarterly basis are expected to ramp up steadily throughout 2010. Assumptions used to forecast total cash costs for 2010 include $1,000 per ounce for gold, by-product prices of $16.00 per ounce for silver, $2.75 per pound for copper, and $0.80 per pound for zinc and lead, an oil price of $80.00 per barrel and the Canadian dollar and Mexican peso at 1.05 and 13.00, respectively, to the US dollar.
Capital expenditures for 2010 are forecast at $1.5 billion, including $0.5 billion for Pueblo Viejo, $0.3 billion for Peñasquito, $0.2 billion for Red Lake and $0.1 billion for Porcupine. Exploration expenditures in 2010 are expected to amount to $130.0 million, of which approximately one-half will be expensed, with efforts focused on replacing reserves mined throughout the year. Corporate administration expense, excluding stock based compensation, is forecast at $95.0 million for the year. Depreciation and depletion expense is expected to be $598.0 million, and the Company expects an overall effective tax rate of 32% for 2010.
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CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements.
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on that evaluation, management and the Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2009, the Company’s internal control over financial reporting was effective.
There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed
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in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Alumbrera, a proportionately consolidated entity in which the Company has a 37.5% interest, as the Company does not have the ability to dictate or modify controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop material forward-looking statements are disclosed throughout this document. Forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the successful integration of acquisitions; risks related to international operations; risks related to joint venture operations; risks related to general economic conditions and credit availability, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold, silver and copper; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, actual resolutions of legal and tax matters, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2009, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Information reflected in forward-looking statements are reviewed periodically by the Company’s management. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2009, dated March 11, 2010, and other continuous disclosure documents filed by Goldcorp available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
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Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.
The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
March 11, 2010
Report of Independent Registered Chartered Accountants
To the Shareholders of Goldcorp Inc.
We have audited the consolidated balance sheets of Goldcorp Inc. (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of earnings, cash flows, shareholders’ equity and comprehensive income for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.
On March 11, 2010, we reported separately to the Board of Directors and Shareholders of Goldcorp Inc. that we have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which included a footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2010
GOLDCORP     |     87

Management’s Report on Internal Control over Financial Reporting
Management of Goldcorp Inc (“Goldcorp”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:
i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Goldcorp receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp assets that could have a material effect on Goldcorp’s financial statements.
We have excluded from our assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”) in which we hold a 37.5% interest because we do not have the ability to dictate or modify controls at this entity and we do not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, Goldcorp’s internal control over financial reporting was effective.
The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2009, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited the Company’s consolidated financial statements for the year ended December 31, 2009, as stated in their report which appears on the following page.

Charles Jeannes	Lindsay Hall
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
Vancouver, Canada
March 11, 2010
88     |     GOLDCORP

Report of Independent Registered Chartered Accountants
To the Board of Directors and Shareholders of Goldcorp Inc.
We have audited the internal control over financial reporting of Goldcorp Inc. and its subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Minera Alumbrera Limited (“Alumbrera”), in which it holds a 37.5% interest and proportionally consolidates in the accompanying consolidated financial statements, because the Company does not have the ability to dictate or modify controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 4% of total assets, 3% of net assets, 20% of earnings from operations and 43% of net earnings of the consolidated financial statement amounts as of and for the year ended December 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at Alumbrera. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our reports dated March 11, 2010 expressed unqualified opinions on those financial statements.

Independent Registered Chartered Accountants
Vancouver, Canada
March 11, 2010
GOLDCORP     |     89

Consolidated Statements of Earnings
Years Ended December 31
(Unites States dollars in millions, except for share and per share amounts)

	Note	2009	2008	2007

Revenues	22	$2,723.6	$2,419.6	$2,206.8

Operating expenses		1,187.3	1,164.2	953.8
Depreciation and depletion	22	526.2	499.1	465.1

Earnings from mine operations		1,010.1	756.3	787.9

Corporate administration (1)		137.6	136.7	132.9
Exploration		32.5	66.5	42.7
Write-down of mining interests	9(b) & (f)	24.0	47.1	—

Earnings from operations	22	816.0	506.0	612.3

Other income (expenses)
Interest and other income (expenses)		(19.1)	28.3	20.5
Interest expense and finance fees	11(b)	(59.0)	(7.2)	(44.7)
Share of earnings of equity investee		—	3.9	0.1
Gain (loss) on non-hedge derivatives, net	15(a)	3.6	(2.6)	(23.5)
Gain (loss) on securities, net	15(a)	50.2	(105.9)	5.5
Gain on disposition of mining interests	4(a), (b), (e) & (f)	20.1	2.6	51.0
Gain on disposition of Silver Wheaton shares	4(d)	—	292.5	—
Dilution gains (loss), net	17	(0.3)	2.2	10.0
Gain (loss) on foreign exchange	15(b)	(366.6)	1,058.9	(49.4)

		(371.1)	1,272.7	(30.5)

Earnings from continuing operations before taxes
and non-controlling interests		444.9	1,778.7	581.8
Income and mining taxes	12	(206.7)	(295.4)	(160.3)
Non-controlling interests	17	2.0	(7.7)	(46.1)

Net earnings from continuing operations		240.2	1,475.6	375.4
Net earnings from discontinued operation	6	—	—	84.7

Net earnings		$240.2	$1,475.6	$460.1

(1) Stock based compensation expense (non-cash item) included in corporate administration	18(b)	$45.1	$42.6	$41.2

Net earnings per share from continuing operations
Basic		$0.33	$2.07	$0.53
Diluted		0.33	2.06	0.53

Net earnings per share
Basic		$0.33	$2.07	$0.65
Diluted		0.33	2.06	0.65

Weighted-average number of shares outstanding (000’s)	18(d)
Basic		731,306	711,862	704,868
Diluted		734,564	715,434	708,720
The accompanying notes form an integral part of these consolidated financial statements.
90     |     GOLDCORP

Consolidated Balance Sheets
At December 31
(United States dollars in millions)

	Note	2009	2008

Assets
Cash and cash equivalents	15(b) & 21	$874.6	$262.3
Marketable securities	15(a)	24.9	8.6
Accounts receivable	15(b)	232.6	178.6
Income and mining taxes receivable		38.4	15.6
Future income and mining taxes	12	3.6	3.3
Inventories and stockpiled ore	7	349.4	226.2
Other	8	78.0	66.2

Current assets		1,601.5	760.8
Mining interests	9	18,001.3	17,055.2
Deposits on mining interest expenditures		86.9	230.8
Goodwill	9	761.8	761.8
Stockpiled ore	7	93.6	92.6
Investments	15(a)	390.3	73.4
Other	10	13.3	26.9

		$20,948.7	$19,001.5

Liabilities
Accounts payable and accrued liabilities		$416.4	$304.8
Income and mining taxes payable		182.6	—
Current debt	11	16.7	—
Future income and mining taxes	12	107.9	181.5
Current derivative liabilities	15(a)	11.4	—

Current liabilities		735.0	486.3
Income and mining taxes payable		65.4	28.0
Long-term debt	11	719.0	5.3
Future income and mining taxes	12	3,575.2	3,196.6
Reclamation and closure cost obligations	13	282.0	262.3
Other		27.8	12.7

		5,404.4	3,991.2

Non-controlling interests	17	51.1	51.2

Shareholders’ Equity
Common shares, share purchase warrants, stock options, restricted share units and equity component of convertible senior notes		12,908.9	12,625.2

Retained earnings		2,345.5	2,237.0
Accumulated other comprehensive income	19	238.8	96.9

		2,584.3	2,333.9

		15,493.2	14,959.1

		$20,948.7	$19,001.5

Commitments and contingencies (notes 15(b) & 23)
Approved by the Board of Directors:

Charles Jeannes, Director	Ian Telfer, Director
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     91

Consolidated Statements of Cash Flows
Years Ended December 31
(United States dollars in millions)

	Note	2009	2008	2007

Operating Activities
Net earnings from continuing operations		$240.2	$1,475.6	$375.4
Reclamation expenditures	13	(26.5)	(17.8)	(12.0)
Transaction costs on convertible senior notes expensed	11(b)	18.5	—	—
Loss (gain) on securities, net	15(a)	(50.2)	105.9	(5.5)
Items not affecting cash
Depreciation and depletion	22	526.2	499.1	465.1
Stock based compensation expense	18(b)	45.1	42.6	41.2
Write-down of mining interests	9(b) & (f)	24.0	47.1	—
Accretion on convertible senior notes	11(b)	15.6	—	—
Share of earnings of equity investee		—	(3.9)	(0.1)
Unrealized loss (gain) on non-hedge derivatives, net	15(a)	3.3	(7.6)	3.6
Gain on disposition of mining interests	4(a), (b), (e) & (f)	(20.1)	(2.6)	(51.0)
Gain on disposition of Silver Wheaton shares	4(d)	—	(292.5)	—
Dilution loss (gains)	17	0.3	(2.2)	(10.0)
Future income and mining taxes	12	55.0	157.3	(43.3)
Non-controlling interests	17	(2.0)	7.7	46.1
Unrealized loss (gain) on foreign exchange and other		350.8	(1,075.5)	55.2
Change in non-cash working capital	21	90.0	(67.2)	(214.0)

Cash provided by operating activities of continuing operations		1,270.2	866.0	650.7

Cash provided by operating activities of discontinued operation	6	—	—	73.2

Investing Activities
Acquisitions, net of cash acquired	4(c) & 4 (e)	—	(553.0)	(204.9)
Expenditures on mining interests	22	(1,015.0)	(1,141.2)	(871.4)
Deposits on mining interest expenditures	22	(341.4)	(230.8)	—
Proceeds from disposition of mining interests, net	4(a), (f) & (g)	14.0	—	216.9
Proceeds from disposition of Silver Wheaton shares, net	4(d)	—	1,505.1	—
Expenditures on silver interests		—	—	(57.7)
Purchases of securities		(181.9)	(20.4)	(49.8)
Proceeds from sales of securities	15(a)	65.2	0.2	42.5
Decrease in restricted cash		—	—	65.0
Other		0.4	(1.6)	1.8

Cash used in investing activities of continuing operations		(1,458.7)	(441.7)	(857.6)

Cash used in investing activities of discontinued operation	6	—	—	(5.2)

Financing Activities
Debt borrowings		1,332.0	206.1	1,406.0
Debt repayments		(460.0)	(845.0)	(1,266.1)
Transaction costs on convertible senior notes	11(b)	(22.7)	—	—
Common shares issued, net		79.1	103.8	70.0
Shares issued by subsidiaries to non-controlling interests		2.5	3.9	39.4
Dividends paid to common shareholders		(131.7)	(128.7)	(126.9)

Cash provided by (used in) financing activities		799.2	(659.9)	122.4

Effect of exchange rate changes on cash and cash equivalents		1.6	(12.9)	1.0

Increase (decrease) in cash and cash equivalents		612.3	(248.5)	(15.5)
Cash and cash equivalents, beginning of year		262.3	510.8	526.3

Cash and cash equivalents, end of year		$874.6	$262.3	$510.8

Supplemental cash flow information (note 21)
The accompanying notes form an integral part of these consolidated financial statements.
92     |     GOLDCORP

Consolidated Statements of Shareholders’ Equity
(United States dollars in millions, shares in thousands)

				Stock	Equity		Accumulated
			Share	Options and	Component of		Other
	Common Shares		Purchase	Restricted	Convertible	Retained	Comprehensive
	Shares	Amount	Warrants	Share Units	Senior Notes	Earnings	Income	Total

At January 1, 2007 as adjusted	703,525	$11,663.5	$42.1	$120.2	$—	$556.9	$144.1	$12,526.8
Stock options exercised and restricted share units issued and vested (note 18(b))	4,812	109.1	—	(39.2)	—	—	—	69.9
Share purchase warrants exercised (note 18(a))	14	0.2	(0.1)	—	—	—	—	0.1
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	34.6	—	—	—	34.6
Dividends declared	—	—	—	—	—	(126.9)	—	(126.9)
Net earnings	—	—	—	—	—	460.1	—	460.1
Other comprehensive income (note 15(a))	—	—	—	—	—	—	14.0	14.0

At December 31, 2007	708,351	11,772.8	42.0	115.6	—	890.1	158.1	12,978.6

Stock options exercised and restricted share units issued and vested (note 18(b))	5,667	152.2	—	(48.4)	—	—	—	103.8
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	40.4	—	—	—	40.4
Shares, options and warrants issued in connection with the acquisition of Gold Eagle (note 4(c))	15,582	536.6	8.0	6.0	—	—	—	550.6
Dividends declared	—	—	—	—	—	(128.7)	—	(128.7)
Net earnings	—	—	—	—	—	1,475.6	—	1,475.6
Other comprehensive loss (note 15(a))	—	—	—	—	—	—	(61.2)	(61.2)

At December 31, 2008	729,600	12,461.6	50.0	113.6	—	2,237.0	96.9	14,959.1

Stock options exercised and restricted share units issued and vested (note 18(b))	3,957	118.2	—	(37.5)	—	—	—	80.7
Fair value of stock options and restricted share units issued and vested (note 18(b))	—	—	—	48.1	—	—	—	48.1
Equity component of convertible senior notes issued, net of issue costs (note 11(b))	—	—	—	—	154.9	—	—	154.9
Dividends declared	—	—	—	—	—	(131.7)	—	(131.7)
Net earnings	—	—	—	—	—	240.2	—	240.2
Other comprehensive income (note 15(a))	—	—	—	—	—	—	141.9	141.9

At December 31, 2009	733,557	$12,579.8	$50.0	$124.2	$154.9	$2,345.5	$238.8	$15,493.2

Shareholders’ equity (note 18), Accumulated other comprehensive income (note 19)
The accompanying notes form an integral part of these consolidated financial statements.
GOLDCORP     |     93

Consolidated Statements of Comprehensive Income
years ended december 31
(United States dollars in millions)

	2009	2008	2007

Net earnings	$240.2	$1,475.6	$460.1
Other comprehensive income (loss):
Gain (loss) on available-for-sale securities, net of tax expense of $16.6 million (2008 – $0.6 million; 2007 – tax recovery of $7.8 million) (note 15(a))	184.9	(124.0)	36.4
Reclassification adjustment for losses (gains) included in earnings, net of tax recovery of $nil (2008 - $nil; 2007 - $1.2 million) (note 15(a))	(43.0)	111.0	(21.1)
Adjustment arising from acquisition of Gold Eagle (note 4(c))	—	(29.2)	—
Adjustment arising from disposition of Silver Wheaton shares (note 4(d))	—	(17.7)	—
Non-controlling interests	—	(1.3)	(1.3)

Other comprehensive income (loss)	141.9	(61.2)	14.0

Comprehensive income	$382.1	$1,414.4	$474.1

The accompanying notes form an integral part of these consolidated financial statements.
94     |     GOLDCORP

Notes to the Consolidated Financial Statements
Years Ended December 31, 2009, 2008 and 2007
(in United States dollars and tabular amounts in millions, except where noted)
1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc (“Goldcorp” or “the Company”) is a gold producer engaged in the operating, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, copper and silver.
At December 31, 2009, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the San Dimas gold/silver and Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States. Significant development projects include the Peñasquito gold/silver/zinc/lead and Noche Buena gold/silver projects in Mexico; the Cochenour, Éléonore and Hollinger gold projects in Canada; the Cerro Blanco gold/silver project in Guatemala; and the Pueblo Viejo gold project (40% interest) in the Dominican Republic. Goldcorp also owns a 65% interest in Terrane Metals Corp. (“Terrane”), a publicly traded company engaged in the development of the Mt. Milligan gold/copper project in Canada.
On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine in Chile and cash (note 4(e)). As a result of this acquisition, Goldcorp’s interest in the Porcupine and Musselwhite gold mines increased to 100%.
On February 14, 2008, Goldcorp disposed of its remaining 48% interest in Silver Wheaton Corp. (“Silver Wheaton”) with continuing involvement represented by its arrangements to sell silver produced from its San Dimas, Los Filos and Peñasquito mines to Silver Wheaton (note 4(d)).
During the first quarter of 2008, Goldcorp’s 21% equity interest in Peak Gold Ltd. (“Peak Gold”) was reduced to 18% upon exercise of special warrants, at which time the investment was classified as available-for-sale and measured at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold Inc. (“New Gold”) with the new combined company carrying on as New Gold. As a result, Goldcorp’s investment in Peak Gold converted into a 7% ownership of New Gold (note 4(f)). On October 13, 2009, Goldcorp disposed of its 7% interest in New Gold (note 15(a)).
On September 25, 2008, Goldcorp acquired the net assets of Gold Eagle Mines Ltd. which includes a gold exploration project southwest of Goldcorp’s Red Lake mines (note 4(c)).
On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats Resources Corporation (“Canplats”) to acquire Canplats, the owner of a 100% interest in the Camino Rojo gold/silver project in Mexico. This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. The transaction completed on February 4, 2010 (note 24(a)).
On January 7, 2010, Goldcorp entered into an agreement with New Gold whereby Goldcorp agreed to loan New Gold the funds needed by New Gold to acquire Xstrata Copper Chile S.A. (“Xstrata”)’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro gold/copper project in Chile (“the El Morro project”). A subsidiary of New Gold exercised its right of first refusal pursuant to the El Morro Shareholders Agreement by notice to Xstrata and subsequently assigned its acquisition rights to another New Gold subsidiary. The acquisition of the 70% interest was completed on February 16, 2010. Following this acquisition, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold (note 24(b)).
GOLDCORP     |     95

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
On February 10, 2010, Goldcorp entered into an agreement with Gleichen Resources Ltd. (“Gleichen”) for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico. This transaction was completed on February 24, 2010 (note 24(c)).
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.
(a) Basis of presentation and principles of consolidation
These consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal mining properties of Goldcorp and their geographic locations at December 31, 2009, are listed below:

		Ownership	Basis of	Operations and
Mining properties	Location	interest	presentation	development projects owned

Red Lake Gold Mines (“Red Lake”)	Canada	100%	Consolidated	Red Lake and Campbell complexes, and Cochenour project (note 4(c))
Porcupine Mines (“Porcupine”) (1)	Canada	100%	Consolidated	Porcupine mines and Hollinger project
Musselwhite Mine (“Musselwhite”) (1)	Canada	100%	Consolidated	Musselwhite mine
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Consolidated	Éléonore project
Terrane Metals Corp. (“Terrane”)	Canada	65%	Consolidated	Mt Milligan project and certain other Canadian exploration interests
San Dimas Mines (“San Dimas”)	Mexico	100%	Consolidated	San Dimas mines
Los Filos Mines (“Los Filos”)	Mexico	100%	Consolidated, except for El Limón which is accounted for using the equity method	Los Filos mines and El Limón project (note 24(c))
Minas de la Alta Pimeria SA de CV (“El Sauzal”)	Mexico	100%	Consolidated	El Sauzal mine
Minera Peñasquito SA de CV (“Peñasquito”)	Mexico	100%	Consolidated	Peñasquito and Noche Buena projects
Montana Exploradora de Guatemala SA (“Marlin”)	Guatemala	100%	Consolidated	Marlin mine
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine, incorporated joint venture
Marigold Mining Company (“Marigold”)	United States	66.7%	Proportionately consolidated	Marigold mine, unincorporated joint venture
Wharf Gold Mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
Entre Mares de Guatemala SA (“Cerro Blanco”)	Guatemala	100%	Consolidated	Cerro Blanco project
Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40%	Accounted for using the equity method	Pueblo Viejo project
Minerales Entre Mares de Honduras SA (“San Martin”)	Honduras	100%	Consolidated	San Martin mine (in reclamation)

(1)	The results of Goldcorp include a 51% and 68% interest in Porcupine and Musselwhite, respectively, which are proportionately consolidated from May 12, 2006 to December 21, 2007, and 100% interests which are consolidated thereafter (note 4(e)).
Intercompany transactions and resulting balances with the Company’s subsidiaries have been eliminated. Intercompany transactions and resulting balances with the Company’s joint ventures have been eliminated to the extent of the Company’s interests. There were no intercompany transactions and balances with the Company’s equity method investees for the year ended and as at December 31, 2009.
Variable interest entities (‘‘VIE’s’’), as defined by Accounting Guideline 15 - Consolidation of Variable Interest Entities are consolidated by the primary beneficiary who absorbs the majority of the entity’s expected losses and/or expected residual returns. The Company has determined that none of the entities in which it has interests, which are not already consolidated as subsidiaries, qualify as VIE’s.
96     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b) Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires that the Company’s management make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and assumptions are accounted for prospectively.
Significant estimates and assumptions made in the preparation of these consolidated financial statements include, but are not limited to:
(i)	the recoverability of accounts receivable, income and mining taxes receivable, other receivables and investments;

(ii)	the quantities of material on leach pads and in circuit and of recoverable gold in this material used in determining the estimated net realizable value of inventories;

(iii)	the economic recoverability of exploration costs incurred and the probability of future economic benefits from development costs incurred;

(iv)	the recoverable tonnes of ore from each mine, the point at which operating levels intended by management are considered to be reached and related depreciation and depletion of mining interests;

(v)	the proven and probable mineral reserves and resources associated with mining properties, the expected economic lives of mining properties, the future operating results and net cash flows from mining properties and the recoverability of mining properties;

(vi)	the useful lives and related depreciation of plant and equipment;

(vii)	the future economic benefit of stripping costs incurred and capitalized during production;

(viii)	the fair values of reporting units with goodwill and the recoverability of goodwill;

(ix)	the expected costs of reclamation and closure cost obligations and inputs used to determine the present value of such obligations and the related accretion expense;

(x)	the inputs used in accounting for stock based compensation expense;

(xi)	the inputs used in measuring the accrued pension benefit obligation and accrued benefit liability;

(xii)	the provision for income and mining taxes including expected periods of reversals of timing differences and composition of future income and mining tax assets and liabilities; and

(xiii)	the fair values of assets and liabilities acquired in business combinations.
(c) Revenue recognition
Revenue from the sale of metals is recognized when the significant risks and rewards of ownership have passed. This is when persuasive evidence of an arrangement exists, title and insurance risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed. Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on the quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value at the end of each period. Refining and treatment charges are netted against revenues from metal concentrate sales.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(d) Investment in joint ventures
The Company conducts a portion of its business through joint ventures under which the joint venture participants are bound by contractual agreements establishing joint control over the joint ventures. The Company records its proportionate share of assets, liabilities, revenues and operating expenses of the joint ventures.
(e) Investments in entities subject to significant influence
The Company conducts a portion of its business through equity interests in entities on which it exercises significant influence. These interests are accounted for using the equity method. The Company’s investments are initially recorded at the consideration amounts on the dates the equity interests are acquired. Thereafter, the Company records additional funds invested including those to finance ongoing project development activities and its share of the equity investees’ income or loss from operations as an increase or decrease to the carrying amounts of its investments. These investments are included in mining interests.
(f) Cash and cash equivalents
Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of three months or less.
(g) Inventories and stockpiled ore
Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form.
Ore extracted from the mines is stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Production costs are capitalized and included in work-in-process inventory based on the current mining costs incurred up to the point prior to the refining process, including applicable overhead, depreciation and depletion relating to mining interests, and removed at the average production cost per recoverable ounce of gold. The average production costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.
The recovery of gold and by-products from certain oxide ores is achieved through the heap leaching process at the Peñasquito, Los Filos, Marigold and Wharf mines, and at the former Amapari and San Martin mines (notes 4(f) and 9(d)). Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Production costs are capitalized and included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion relating to mining interests, and are removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).
Supplies are valued at the lower of average cost and replacement cost.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(h) Mining interests
Mining interests include mining properties and related plant and equipment.
Mining properties
Mining properties are classified into three categories as follows:
(a)	Reserves - Reserves are classified as depletable mining properties in note 9 when operating levels intended by management have been reached. Prior to this, they are classified as non-depletable mining properties.

(b)	Resources - Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves.

(c)	Exploration potential - Exploration potential represents the estimated mineralized material contained within areas adjacent to existing reserves and mineralization located within the immediate mine area; areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and greenfields exploration potential that is not associated with any other production, development, or exploration stage property.
Resources and exploration potential are classified as non-depletable mining properties in note 9. The value associated with resources and exploration potential is the value beyond proven and probable reserves which includes amounts assigned from costs of property acquisitions. At least annually or when otherwise appropriate and subsequent to a review and evaluation for impairment, carrying amounts of non-depletable mining properties are reclassified to depletable mining properties as a result of the conversion into reserves that have reached operating levels intended by management.
Recognition
Capitalized costs associated with mining properties include the following:
(a)	Costs of direct acquisitions of production, development and exploration stage properties;

(b)	Costs attributed to mining properties acquired in connection with business combinations;

(c)	Expenditures related to the development of mining properties;

(d)	Expenditures related to economically recoverable exploration;

(e)	Borrowing costs incurred directly attributable to mining properties;

(f)	Certain costs incurred during production, net of proceeds from sales prior to reaching operating levels intended by management; and

(g)	Estimates of reclamation and closure costs (note 2(k))
Acquisitions:
The cost of a property acquired as an individual asset purchase or as part of a business combination represents the property’s fair value at the date of acquisition. This cost is capitalized until the viability of the mining property is determined. When it is determined that a property is not economically viable, the amount capitalized is written off which includes expenditures which were capitalized to the carrying amount of the property subsequent to its acquisition.
Development expenditures:
Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized as part of the carrying amount of the related property in the period incurred, when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the Company.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Exploration expenditures:
Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that costs incurred are economically recoverable. Further exploration expenditures, subsequent to the establishment of economic recoverability, are capitalized and included in the carrying amount of the related property.
Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:
•	Geology: there is sufficient geologic and economic certainty of converting a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geology and metallurgy. There is a history of conversion of resources to reserves at operating mines to support the likelihood of conversion.

•	Scoping: there is a scoping study or preliminary feasibility study that demonstrates the additional resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recoup the incremental costs of extraction and production.

•	Accessible facilities: the mining property can be processed economically at accessible mining and processing facilities where applicable.

•	Life of mine plans: an overall life of mine plan and economic model to support the mine and the economic extraction of resources/reserves exists. A long-term life of mine plan, and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

•	Authorizations: operating permits and feasible environmental programs exist or are obtainable.
Therefore prior to capitalizing exploration drilling, development and related costs, management determines that the following conditions have been met:
•	It is probable that a future economic benefit will flow to the Company;

•	The Company can obtain the benefit and controls access to it; and

•	The transaction or event giving rise to the future economic benefit has already occurred.
Borrowing costs:
Borrowing costs incurred that are directly attributable to acquiring and developing mining properties and constructing new facilities are capitalized and included in the carrying amounts of related assets until mining properties and facilities are ready for their intended use.
Costs incurred during production:
Capitalization of costs incurred ceases when the related mining property has reached operating levels intended by management. Production costs incurred prior to this point are capitalized and the proceeds from sales are offset against costs capitalized. See below for determination of when operating levels intended by management is considered to be reached.
Mine development costs incurred to maintain current production are included in earnings. These costs include the development and access costs (tunneling) of production drifts to develop the ore body in the current production cycle. The distinction between mining expenditures incurred to develop new ore bodies and to develop mine areas in advance of current production is mainly the production timeframe of the mining area. For those areas being developed which will be mined in future periods, the costs incurred are capitalized and depleted when the related mining area is mined as compared to current production areas where development costs are considered as costs of sales and included in operating expenses given that the short-term nature of these expenditures matches the economic benefit of the ore being mined.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (“stripping costs”). During the development of a mine, stripping costs are capitalized and included in the carrying amount of the related mining property and depleted over the productive life of the mine using the unit-of-production method. During the production phase of a mine, stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the specific stripping activity. Costs incurred for regular waste removal that do not give rise to future economic benefits are considered as costs of sales and included in operating expenses.
Measurement
Mining properties are recorded at cost less accumulated depletion and impairment losses.
Depletion:
Mining properties classified as reserves are depleted using the unit-of-production method based on the estimated total recoverable ounces contained in proven and probable reserves at the related mine when operating levels intended by management have been reached.
Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:
(i)	A significant portion of plant/mill capacity is achieved;

(ii)	A significant portion of available funding is directed towards operating activities;

(iii)	A pre-determined, reasonable period of time has passed; or

(iv)	A development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.
Management reviews the estimated total recoverable ounces contained in proven and probable reserves at each financial year end and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in proven and probable reserves are accounted for prospectively.
Impairment:
The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted net cash flows are less than the carrying amount of the related asset. When it is determined that a mining property is impaired, an impairment loss is recorded and calculated as the difference between the discounted estimated future net cash flows and the carrying amount. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Derecognition
Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment and accumulated depreciation and depletion is removed from the accounts and any associated gains or losses are recorded in earnings.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Plant and equipment
Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets. Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives. Repairs and maintenance of plant and equipment are expensed as incurred. Costs incurred to enhance the service potential of plant and equipment are capitalized and depreciated over the remaining useful life of the improved asset.
(i) Goodwill
Business combinations are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. As of the date of acquisition, goodwill is allocated to reporting units by determining estimates of the fair value of each reporting unit and comparing this amount to the fair values of assets and liabilities in the reporting unit. Goodwill is not amortized.
The Company performs goodwill impairment tests at each financial year end and when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units’ carrying amounts. If a reporting unit’s carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to earnings.
(j) Income and mining taxes
The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for unused tax losses and other income tax deductions. In a business combination, the liability method requires the tax effects of such differences to be recognized as future income tax assets and liabilities and included in the allocation of the cost of purchase. When assets are acquired in a transaction other than a business combination, the future income tax assets and liabilities resulting from such differences are deducted from and added to the cost of the assets, respectively.
Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. A valuation allowance is recorded against a future tax asset if the asset is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period in which the change is substantively enacted. Future tax assets and liabilities are considered monetary assets. Future tax balances denominated in other than United States dollars (“US dollars”) are translated into US dollars using current exchange rates at the balance sheet date.
(k) Reclamation and closure cost obligations
The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records a liability for the estimated future costs of reclamation and closure of its operating and inactive mines and development projects, discounted to net present value. The net present value is determined using the Company’s credit adjusted risk free interest rate. The estimated net present value of reclamation and closure cost obligations is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the obligations arise due to changes in legal or regulatory requirements, the extent of
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable. Reclamation and closure cost obligations relating to operating mines and development projects are recorded with a corresponding increase to the carrying amounts of related assets. Reclamation and closure cost obligations related to inactive mines are recorded directly in earnings as reclamation expense included in depreciation and depletion.
(l) Employee pension plans
The Company has various defined contribution and defined benefit pension plans that provide pension benefits to most of its salaried and hourly employees. The Company does not provide other post-employment benefits such as health care or life insurance.
The Company’s required contributions under its defined contribution pension plans are charged to earnings in the year incurred.
The Company accrues the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefit obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Actuarial gains and losses are deferred and cumulative balances in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized over the expected average remaining service life of the plan participants (“EARSL”), which ranges from 4 to 25 years depending on the plan. Past service costs arising from plan amendments are deferred and amortized on a straight-line basis over EARSL.
(m) Financial instruments
All financial assets and financial liabilities are recorded at fair value on initial recognition. Transaction costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, in which case they are added to the costs of those assets until such time as the assets are substantially ready for their intended use or sale.
Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities. Financial assets and liabilities classified as held-for-trading are measured at fair value at the end of each period with the changes in fair values recorded in earnings in the period they occur.
A financial asset classified as available-for-sale is measured at fair value with mark-to-market gains and losses recognized in other comprehensive income (“OCI”) until the financial asset is derecognized or there is objective evidence that the asset is impaired and the decline in fair value is other than temporary. Factors that contribute to an other than temporary decline in fair value of an available-for-sale investment in equity securities include a significant and prolonged decline in fair value below the cost of the investment and significant changes with adverse effects that have taken place in the market, economic and legal environments in which the issuer operates. When available-for-sale financial assets are derecognized, the cumulative mark-to-market gains or losses previously recognized in accumulated other comprehensive income (“AOCI”) are recognized in earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired and the decline in fair value is other than temporary, the cumulative loss that had been previously recognized directly in OCI is reclassified from AOCI to earnings. Impairment losses recognized in net earnings for available-for-sale investments in equity instruments are not reversed.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Financial assets classified as loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.
(n) Non-controlling interests
Non-controlling interests represent the minority shareholders’ equity in the Company’s less than wholly-owned subsidiaries. Non-controlling interests are initially recorded at the non-controlling interests’ share of book values of net assets of the related subsidiary on acquisition by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non-controlling interests for the minority shareholders’ share of changes to the subsidiary’s equity. When the subsidiary issues its own shares to outside investors, the carrying amount of non-controlling interests is adjusted to reflect the change in the minority shareholders’ relative interests in the subsidiary. The difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received is recorded in earnings as a dilution gain or loss.
(o) Stock based compensation
The Company applies the fair value method of accounting for all stock option and restricted share unit (“RSU”) awards. Under this method, the Company recognizes a stock based compensation expense for all stock options and RSUs awarded to employees, officers and directors based on the fair values of the options and RSUs on the date of grant. The fair values of options and RSUs at the date of grant are expensed over the vesting periods of the options and RSUs, respectively, with a corresponding increase to equity.
The fair value of options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares at the date of grant.
(p) Earnings per share
Earnings per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share are calculated using the treasury stock method, in which the assumed proceeds from the potential exercise of those stock options, warrants and restricted share units whose average exercise price is below the average market price of the underlying shares are used to purchase the Company’s common shares at their average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes.
(q) Foreign currency translation
The measurement currency of the Company and its foreign operations is the US dollar and therefore the operating results of the Company’s foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the exchange rates prevailing at the balance sheet date, non-monetary assets denominated in foreign currencies and measured in other than fair value are translated using the rates of exchange at the transaction dates, non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined and income statement items denominated in foreign currencies are translated using the average monthly exchange rates.
Foreign exchange gains and losses are included in earnings other than foreign exchange gains and losses from translating available-for-sale marketable securities and investments in equity securities which are recognized in OCI as part of the total change in fair values of the securities. Unrealized gains and losses due to movements in exchange rates on cash and cash equivalent balances held in foreign currencies are shown separately on the Consolidated Statements of Cash Flows.
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
3.	CHANGES IN ACCOUNTING POLICIES

Accounting policies implemented effective January 1, 2007

On January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”)’s new Handbook Sections 1530 — Comprehensive Income, 3251 – Equity, 3855 – Financial Instruments – Recognition and Measurement, 3861 – Financial Instruments – Disclosure and Presentation and 3865 – Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of OCI and establish the standards for hedge accounting for fiscal years beginning on or after October 1, 2006. As a result of adopting these new standards, the Company recorded a non-cash increase of $12.3 million to opening marketable securities, a non-cash increase of $58.3 million to opening investments, a non-cash increase of $12.5 million to future income and mining taxes, a non-cash increase of $15.9 million to non-controlling interests, a non-cash pre-tax increase of $54.7 million to AOCI ($42.2 million net of tax) for the change in accounting for financial assets classified as available-for-sale and measurement at fair value instead of cost and the retroactive reclassification to AOCI of $101.9 million in cumulative unrealized foreign exchange translation adjustments. In addition, the Company recorded a non-cash increase of $12.2 million to opening investments, a non-cash decrease of $1.4 million to future income and mining taxes, a non-cash increase of $2.5 million to non-controlling interests and a non-cash increase of $11.1 million to opening retained earnings for the change in accounting for derivatives classified as held-for-trading and measurement at fair value instead of cost, and a non-cash decrease of $1.5 million to opening retained earnings for the elected change in accounting for debt financing costs.

Accounting policies implemented during 2008

On January 1, 2008, the Company adopted three new presentation and disclosure standards issued by the CICA. CICA Handbook Sections 3862 — Financial Instruments – Disclosures and 3863 - Financial Instruments – Presentation which replace Section 3861 — Financial Instruments – Disclosure and Presentation (“Section 3861”) for fiscal years beginning on or after October 1, 2007, incorporate many of the disclosure requirements of Section 3861, but place an increased emphasis on disclosure of risks, including both qualitative and quantitative information about the risk exposures arising from financial instruments (note 15(b)). CICA Handbook Section 1535 — Capital Disclosures establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, quantitative data about what the Company regards as capital, whether the Company has complied with external capital requirements and, if the entity has not complied, the consequences of such non-compliance (note 16).

CICA Handbook Section 3031 — Inventories (“Section 3031”) which replaces CICA Handbook Section 3030 — Inventories for fiscal years beginning on or after January 1, 2008, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, and requires impairment testing. The adoption of Section 3031 effective January 1, 2008 did not result in a material impact on the Company’s consolidated financial statements.

On July 1, 2008, the Company adopted Emerging Issues Committee (“EIC”) 172 – Income Statement Presentation Of A Tax Loss Carryforward Recognized Following An Unrealized Gain Recorded In Other Comprehensive Income (“EIC-172”) issued by the CICA. EIC-172 which is applicable for periods ending on or after September 30, 2008, requires that the tax benefit from the recognition of previously unrecognized tax loss carryforwards, consequent to the recording of unrealized gains on available-for-sale financial assets in OCI be recognized in earnings retrospectively. The adoption of EIC-172 did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies implemented during 2009

On January 1, 2009, the Company adopted CICA Handbook Section 3064 — Goodwill and Intangible Assets (“Section 3064”), which replaces CICA Handbook Sections 3062 — Goodwill and Other Intangible Assets (“Section 3062”) and 3450 — Research and Development Costs for fiscal years beginning on or after October 1, 2008. Various changes were made to other sections of the CICA
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Accounting Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not result in a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted EIC Abstract 173 — Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) issued by the CICA. EIC-173, which is applicable for periods ending on or after January 20, 2009 with earlier adoption encouraged, provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of an entity’s financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not result in a material impact on the Company’s consolidated financial statements.

In March 2009, the Company adopted EIC Abstract 174 — Mining Exploration Costs (“EIC-174”) issued by the CICA, which replaces EIC Abstract 126 — Accounting by Mining Enterprises for Exploration Costs (“EIC-126”) for financial statements issued after March 27, 2009, to provide additional guidance for mining exploration enterprises on the capitalization of exploration costs, when an assessment of impairment of these costs is required and conditions indicating impairment. The adoption of EIC-174 did not result in a material impact on the Company’s consolidated financial statements.

In 2009, the Company adopted the amendments made by the CICA to Handbook Section 3862 – Financial Instruments – Disclosures to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements for publicly accountable enterprises. The additional disclosures are applicable to annual financial statements commencing with the Company’s annual consolidated financial statements for its fiscal year ended December 31, 2009 (note 15(a) and (b)).

On July 1, 2009, the Company adopted the amendments made by the CICA to Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for-sale debt instruments when conditions have changed. The additional guidance on assessment of embedded derivatives is applicable for reclassifications made on or after July 1, 2009. All other amendments are applicable as of January 1, 2009. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

Accounting policies to be implemented effective January 1, 2010

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replace CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that are equivalent to the business combination accounting standards under International Financial Reporting Standards (“IFRS”). Sections 1601 and 1602 establish standards for preparation of consolidated financial statements and the accounting for non-controlling interests in financial statements that are equivalent to the standards under IFRS. Section 1582 is required for the Company’s business combinations with acquisition dates on or after January 1, 2011. Sections 1601 and 1602 are required for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Earlier adoption of these sections is permitted, which requires that all three sections be adopted at the same time. The Company has early adopted these sections effective January 1, 2010. As a result of the Section 1582 definition of a business being an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to its investors and owners, acquisitions of exploration properties, including the Camino Rojo (note 24(a)) and El Morro (note 24(b)) projects completed on February 4, 2010 and February 16, 2010, respectively, will be accounted for as business combinations. The adoption of Section 1582 will also have an impact on the treatment of transaction costs relating to these business
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Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
combinations. Transaction costs accounted for under Section 1582 are no longer capitalized but rather, expensed as incurred. In accordance with Section 1602, non-controlling interests will be classified as part of equity and net earnings or losses and total comprehensive income or losses will include the portion attributable to non-controlling interests.
Accounting policies to be implemented effective January 1, 2011

In June 2009, the CICA amended Section 3855 to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning January 1, 2011. Earlier adoption is permitted. At December 31, 2009, the Company had no debt instruments to which the Section 3855 amendments would be applicable.

On December 24, 2009, the CICA issued EIC Abstract 175 – Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company does not anticipate early adopting EIC-175. The Company plans to adopt revenue recognition principles in accordance with IFRS effective January 1, 2011 and does not anticipate that this adoption will have a material impact on the Company’s consolidated financial statements.
4.	ACQUISITION AND DISPOSITION OF MINING INTERESTS
(a)	During the fourth quarter of 2009, the Company sold certain mining interests for total proceeds amounting to $20.1 million, comprising of C$15.0 million in cash ($14.0 million) and $6.1 million in common shares of the acquirer which were classified as available-for-sale on initial recognition. The Company recognized a pre-tax gain of $20.1 million ($15.1 million, net of tax).

(b)	During the fourth quarter of 2008, the Company sold certain mining interests in exchange for reclamation and closure cost obligations assumed by the purchaser and recognized a pre-tax gain of $2.6 million ($0.5 million, net of tax).

(c)	Acquisition of net assets of Gold Eagle Mines Ltd.

On September 25, 2008, the Company acquired the net assets of Gold Eagle Mines Ltd. (“Gold Eagle”) pursuant to a plan of arrangement. Gold Eagle’s 100% owned property in the Red Lake camp is host to the Bruce Channel Discovery, a gold exploration project southwest of Goldcorp’s Red Lake mine and contiguous to Goldcorp’s Cochenour gold project. The acquisition secures control of eight kilometres of strike length along the prolific Red Lake trend in Ontario, Canada.

Upon closing of the transaction, Goldcorp paid $701.3 million in cash and issued 15.6 million common shares, 0.6 million stock options and 0.8 million share purchase warrants to former Gold Eagle shareholders. The common shares were valued at the September 25, 2008 closing price of Goldcorp’s shares on the Toronto Stock Exchange (C$35.60), and the warrants and options were valued at fair value on the date of acquisition using the Black-Scholes option pricing model.
GOLDCORP     |     107

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The transaction was accounted for as an asset purchase for accounting purposes with the final purchase price allocated as follows:

Purchase price:
Cash paid	$701.3
15.6 million common shares issued	536.6
0.6 million stock options issued	6.0
0.8 million share purchase warrants issued	8.0
Original cost of Gold Eagle shares owned prior to the closing of the transaction	26.7
Transaction costs	8.2

$1,286.8

Net assets acquired:
Cash and cash equivalents	$148.3
Non-cash working capital	(2.5)
Mining interests	1,597.2
Future income and mining taxes	(456.2)

$1,286.8

At the date of acquisition, the cumulative mark-to-market gain on Gold Eagle shares, owned by the Company prior to the transaction and classified as available-for-sale investments, of $29.2 million was removed from AOCI and offset against the total purchase price. The assets and liabilities acquired have been assigned to and included in the Red Lake reporting unit.

(d)	Disposition of Silver Wheaton shares

On February 14, 2008, Goldcorp disposed of its 108 million common shares of Silver Wheaton (48% interest) to a syndicate of underwriters at a price of C$14.50 per common share, for gross proceeds of $1,571.0 million. The Company received net proceeds of $1,505.1 million (gross proceeds of $1,571.0 million less transaction costs of $55.7 million and cash held by Silver Wheaton of $10.2 million).

After deducting the book value of the Silver Wheaton shares ($546.0 million) and transaction costs ($55.7 million), the Company had excess consideration of $969.3 million on the sale of its Silver Wheaton shares. The total gain recognized in earnings in the first quarter of 2008 of $292.5 million is comprised of the $279.4 million relating to the third party silver arrangements between Silver Wheaton and Zinkgruvan, Yauliyacu and Stratoni and the realization of $17.7 million of AOCI related to Silver Wheaton’s investments, offset by $4.6 million of other liabilities. The sale of the Silver Wheaton shares resulted in an income tax liability for the Company of $155.9 million, which is payable in the first quarter of 2010 and was reclassified from future income taxes to current income taxes in the first quarter of 2009.

As a result of the Company having arrangements to sell silver to Silver Wheaton from its San Dimas, Los Filos and Peñasquito mines at approximately $4 per ounce, the remaining $689.9 million of excess consideration was applied as a reduction to the carrying amounts of mining properties and plant and equipment at San Dimas, Los Filos and Peñasquito ($479.4 million, $26.5 million and $184.0 million, respectively). The consideration paid to Goldcorp by Silver Wheaton for the San Dimas silver arrangement in 2004 and 2006, and the Peñasquito silver arrangement in 2007, which were previously eliminated upon consolidation, were applied as a reduction to mining properties and plant and equipment at San Dimas and Peñasquito, respectively, as a result of the disposition of the Company’s interest in Silver Wheaton.

The results of Silver Wheaton were consolidated prior to this disposition. As a result of Goldcorp’s continuing cash flows with Silver Wheaton arising from the San Dimas, Los Filos and Peñasquito silver arrangements, Silver Wheaton has not been classified as a discontinued operation in these consolidated financial statements.
108     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(e)	Acquisition of 100% Interest in Porcupine and Musselwhite and Disposition of Interest in La Coipa

On December 21, 2007, Goldcorp acquired Kinross Gold Corporation’s 49% interest in the Porcupine gold mines in northeastern Ontario and 32% interest in the Musselwhite gold mine in northwestern Ontario in exchange for Goldcorp’s 50% interest in the La Coipa gold/silver mine (“La Coipa”) in Chile and $204.9 million in cash, net of cash and cash equivalents acquired.

The results of La Coipa were retroactively reclassified as a discontinued operation in the 2007 consolidated financial statements (note 6). A gain of $46.4 million was recognized on the disposition in the fourth quarter of 2007.

Goldcorp’s interests in Porcupine and Musselwhite are included in these consolidated financial statements at 51% and 68%, respectively, from May 12, 2006 to December 21, 2007 and at 100% thereafter.

The acquisition of the remaining interests in Porcupine and Musselwhite was accounted for as a step purchase transaction, with the purchase price allocated as follows:

Purchase price:
Cash paid	$206.5
50% interest in La Coipa	100.0
Transaction costs	5.7

$312.2

Net assets acquired:
Cash and cash equivalents	$1.6
Non-cash working capital	10.3
Mining interests	345.8
Other assets	11.9
Future income and mining taxes	(7.7)
Reclamation and closure cost obligations	(46.1)
Other liabilities	(3.6)

$312.2

Prior to closing of the above transaction, the Porcupine joint venture disposed of a property consisting of a decommissioned mine and mill in Timmins, Ontario. Goldcorp recognized a gain of $10.8 million from the sale of this property. For the purpose of these consolidated financial statements, the purchase price was allocated to the fair values of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition.
GOLDCORP     |     109

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(f)	Disposition of Amapari and Peak Mines

During April 2007, Goldcorp sold its Amapari and Peak mines to Peak Gold in exchange for $200.0 million in cash and $100.0 million in common shares of Peak Gold, resulting in a pre-tax gain of $40.2 million ($6.5 million, net of tax). Goldcorp owned approximately 22% of Peak Gold on close of the transaction.

Net assets sold:
Cash and cash equivalents	$6.1
Non-cash working capital	16.9
Mining interests	284.1
Other assets	7.3
Future income and mining taxes	(35.5)
Reclamation and closure cost obligations	(18.2)
Other liabilities	(1.9)

$258.8

Net proceeds:
Cash	$200.0
Common shares of Peak Gold	100.0
Selling costs	(1.0)

$299.0

Goldcorp’s interest in Peak Gold was reduced to 18% in the first quarter of 2008 upon the exercise of special warrants issued by Peak Gold in November 2007. Goldcorp lost significant influence over Peak Gold during the second quarter of 2008, at which time its investment was classified as available-for-sale and measured at fair value. On June 30, 2008, Peak Gold completed a business combination with Metallica Resources Inc. and New Gold, with the combined company carrying on as New Gold. Former Peak Gold shareholders received 0.1 common share of New Gold and $0.0001 in cash for each common share of Peak Gold, which resulted in Goldcorp owning 7% of New Gold. The investment in New Gold was classified as available-for-sale and measured at fair value prior to its disposition on October 13, 2009 (note 15(a)).

(g)	On February 1, 2007, a wholly owned subsidiary of Goldcorp disposed of other mining interests for cash of $24.0 million and $2.0 million in common shares of the acquirer. The proceeds received approximated the net book value of the mining interests sold. The common shares received by the Company were classified as available-for-sale on initial recognition.
5.	BUSINESS COMBINATION

Glamis Gold Ltd.

The allocation of the purchase price relating to the acquisition of Glamis Gold Ltd. (“Glamis”) which closed on November 4, 2006 was finalized in the fourth quarter of 2007. As a result, adjustments were made in the fourth quarter of 2007 to increase the amount initially recorded for mining interests by $837.9 million, decrease goodwill by $524.6 million, increase future income and mining taxes by $354.7 million and increase other assets and liabilities by $41.4 million, net.
110      |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
6.	DISCONTINUED OPERATION

As a result of the sale of Goldcorp’s interest in La Coipa in the fourth quarter of 2007 (note 4(e)), La Coipa, previously disclosed as a separate operating segment, was retroactively reclassified as a discontinued operation in the 2007 consolidated financial statements.

Selected financial information of the discontinued operation included in the Consolidated Statements of Earnings and the Consolidated Statements of Cash Flows for the year ended December 31, 2007 is as follows:

2007

Earnings from discontinued operation
Revenues	$128.8

Earnings before other income and taxes	56.6
Interest and other income	0.9
Income and mining taxes	(19.2)

38.3
Gain on disposition (net of tax – $nil)	46.4

$84.7

Earnings per share from discontinued operation
Basic and diluted	$0.12

Cash flows of discontinued operation
Operating activities	$73.2
Investing activities	(5.2)

$68.0

7.	INVENTORIES AND STOCKPILED ORE

At December 31	2009	2008

Supplies	$135.4	$106.9
Finished goods	33.0	15.0
Work-in-process	32.5	25.1
Heap leach ore	142.1	80.4
Stockpiled ore	100.0	91.4

	443.0	318.8
Less: non-current heap leach and stockpiled ore	(93.6)	(92.6)

	$349.4	$226.2

The amount of inventories recognized as an expense during the year is included in operating expenses in the Consolidated Statements of Earnings.

The San Martin mine ended its mining process in October 2007 and commenced reclamation activities at that time. For the year ended December 31, 2008, the Company recorded an $8.0 million write-down of heap leach ore inventory relating to the San Martin mine which is included in operating expenses.

Stockpiled ore

The majority of the low-grade stockpiled ore is located at Alumbrera and is forecasted to be drawn down throughout the remainder of the mine life, until 2017. The portion that is to be processed over a period exceeding twelve months is classified as long-term.
GOLDCORP     |     111

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
8.	OTHER CURRENT ASSETS

At December 31	2009	2008

Current derivative asset (note 15(a))	$8.1	$—
Prepaid expenses and other	23.7	13.6
Sales/indirect taxes recoverable	46.2	52.6

	$78.0	$66.2

9.	MINING INTERESTS

At December 31	2009			2008
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value

Mining properties	$16,614.3	$(1,108.3)	$15,506.0	$15,865.3	$(792.5)	$15,072.8
Plant and equipment	3,120.0	(624.7)	2,495.3	2,448.2	(465.8)	1,982.4

	$19,734.3	$(1,733.0)	$18,001.3	$18,313.5	$(1,258.3)	$17,055.2

A summary by property of the net book value at December 31 is as follows:

	Mining properties
		Non-		Plant and
	Depletable	depletable	Total	Equipment (g)	2009	2008

Red Lake (a)	$364.6	$2,116.3	$2,480.9	$295.4	$2,776.3	$2,765.7
Porcupine (b)	111.0	148.2	259.2	163.1	422.3	441.5
Musselwhite	90.0	145.7	235.7	153.9	389.6	337.3
Éléonore	—	832.9	832.9	—	832.9	805.3
Terrane	—	197.4	197.4	0.4	197.8	190.1
San Dimas (note 4(d))	29.0	—	29.0	6.7	35.7	18.9
Los Filos (note 4(d))	370.4	169.1	539.5	193.4	732.9	723.5
El Sauzal	94.2	82.1	176.3	13.2	189.5	272.4
Peñasquito (c) (note 4(d))	—	8,674.8	8,674.8	1,341.6	10,016.4	9,314.7
Mexican exploration projects	—	167.3	167.3	—	167.3	167.3
Marlin	470.9	233.4	704.3	58.9	763.2	802.3
Alumbrera	336.7	—	336.7	175.1	511.8	566.1
Marigold	51.8	115.8	167.6	51.3	218.9	206.4
Wharf	7.4	—	7.4	7.2	14.6	21.5
Cerro Blanco	—	55.4	55.4	4.2	59.6	47.6
Corporate and other (d)	—	—	—	28.6	28.6	22.7

	$1,926.0	$12,938.4	$14,864.4	$2,493.0	$17,357.4	$16,703.3

Investments accounted for using the equity method
Pueblo Viejo (e)	—	587.1	587.1	—	587.1	262.1
El Limón (e)(f)	—	54.5	54.5	2.3	56.8	89.8

	—	641.6	641.6	2.3	643.9	351.9

	$1,926.0	$13,580.0	$15,506.0	$2,495.3	$18,001.3	$17,055.2

112     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
Goodwill allocated to the Company’s reporting units and included in the respective operating segment assets (note 22) is as follows:

At December 31	2009	2008

Red Lake	$404.4	$404.4
Peñasquito	283.1	283.1
Los Filos	74.3	74.3

	$761.8	$761.8

(a)	On September 25, 2008, the Company acquired the net assets of Gold Eagle pursuant to a plan of arrangement. The mining interests of Gold Eagle are included in Red Lake (note 4(c)).

(b)	The Company recognized a $47.1 million before tax ($30.9 million after tax) write-down of its mining interests at the Pamour open pit in Porcupine in the fourth quarter of 2008 as a result of a reduction in its proven and probable reserves by 1.4 million ounces of gold as at December 31, 2008.

(c)	Included in the carrying amount is capitalized interest during the year ended December 31, 2009 of $nil (2008 — $1.4 million; 2007 — $10.9 million). Also included in the carrying amount is the capitalized amount of $3.0 million relating to stock options vested during the year ended December 31, 2009 (2008 and 2007 — $nil) (note 18(b)).

(d)	Included in the net book value is San Martin which commenced reclamation activities in October 2007.

(e)	The equity investments in these exploration/development stage properties have no current operations. The carrying amounts represent the fair values of the properties at the time they were acquired, plus subsequent expenditures which have been invested in property development.

(f)	As a result of the transaction completed with Gleichen on February 24, 2010 (note 24(c)), the Company recognized a $24.0 million before tax ($17.3 million after tax) write-down of its investment in the El Limón gold project during the fourth quarter of 2009. Of the $24.0 million, $33.3 million was applied against mining interests and the offsetting $9.3 million was applied against the related future income tax liability.

(g)	At December 31, 2009, assets under construction and therefore not yet being depreciated, included in the net book value of plant and equipment, amounted to $1,116.5 million (2008 — $569.6 million).
10.	OTHER LONG-TERM ASSETS

At December 31	2009	2008

Reclamation deposits	$3.0	$4.8
Sales/indirect taxes recoverable	10.3	11.3
Other	—	10.8

	$13.3	$26.9

GOLDCORP     |     113

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
11.	CURRENT AND LONG TERM DEBT

At December 31	2009	2008

Current debt
C$40 million non-revolving term loan (a)	$16.7	$—

Long term debt
C$40 million non-revolving term loan (a)	$—	$5.3
$862.5 million convertible senior notes (b)	719.0	—

	$719.0	$5.3

(a)	On July 8, 2008 Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million to further advance Terrane’s long lead-time capital equipment procurement program in support of the construction of an open pit mine and 60,000 tonnes per day processing plant at Terrane’s Mt. Milligan project. Under the terms of the credit agreement, Goldcorp guaranteed the credit facility in exchange for a one-time option to convert its equity interest in Terrane into a participating joint venture interest in the Mt. Milligan project. The option expired unexercised on January 7, 2010. On January 7, 2010, the credit agreement was extended to May 7, 2010. During the period from July 8, 2008 to December 31, 2009, Terrane drew down on the facility via 90 day bankers’ acceptances and prime rate loans with weighted average annual effective interest rates ranging from 1.1% to 4.1%. Interest incurred for the year ended December 31, 2009 amounted to $0.2 million (2008 - $0.2 million). Terrane has a contractual right to continue to roll over the short-term obligations for the term of the credit agreement and accordingly the balance outstanding at December 31, 2008 was classified as a long-term liability. The balance outstanding at December 31, 2009 with a weighted average annual effective interest rate of 1.9% is classified as a current liability.

(b)	On June 5, 2009, the Company issued convertible senior notes (“the notes” or “the Company’s notes”) with an aggregate principal amount of $862.5 million. The notes are unsecured and bear interest at an annual rate of 2.0% payable semi-annually in arrears on February 1 and August 1 of each year, beginning on February 1, 2010, and mature on August 1, 2014.

Holders of the notes may convert the notes at their option at any time during the period from May 1, 2014 to the maturity date and at any time during the period from June 5, 2009 to May 1, 2014, subject to certain market and other conditions. The notes are convertible into the Company’s common shares at a conversion rate of 20.8407 common shares for every $1,000 principal amount of notes, subject to adjustment in certain events. Subject to satisfaction of certain conditions, the Company may, upon conversion by the holder, elect to settle in cash or a combination of cash and common shares. The notes are non-redeemable, except upon occurrence of certain changes in Canadian withholding tax laws or a fundamental change.

The notes are accounted for as compound financial instruments comprised of a liability and an equity component. Of the total proceeds of $862.5 million, $703.4 million was allocated on initial recognition to the liability component, representing the present value of the Company’s contractual obligation to make principal and interest payments using an annual effective interest rate of 6.33%, being management’s estimate of the interest rate available on similar borrowings without the conversion feature at the time the notes were issued. The remaining amount of $159.1 million was allocated on initial recognition to the equity component, representing the value of the call options granting the holders the right to convert into common shares of the Company. Total transaction costs of $22.7 million were allocated in proportion to the allocation of proceeds. The amount allocated to the liability component of $18.5 million was expensed on initial recognition and included in finance fees.

The carrying amount of the liability is accreted to the face value of the notes over the term of the notes. Accretion is included in interest expense during each period based on the annual effective interest rate of 6.33% per annum. Interest expense for the year ended December 31, 2009 amounted to $25.5 million, which includes $15.6 million of accretion.
114     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

(c)	On May 18, 2007, the Company entered into a $1.5 billion revolving credit facility. The revolving credit facility is unsecured and amounts drawn are required to be refinanced or repaid on or by May 18, 2012. Effective June 1, 2009, amounts drawn incur interest at LIBOR plus 0.25% to 0.70% per annum dependent upon the Company’s debt ratings, increasing by an additional 0.05% per annum if the total amount drawn under this facility exceeds $750 million. Undrawn amounts are subject to a 0.07% to 0.175% per annum commitment fee dependent on the Company’s debt ratings. There was no amount outstanding under this facility at December 31, 2009 and 2008. A portion of the proceeds from issuance of the notes on June 5, 2009 (note 11(b)) was used to repay the outstanding balance of $355.0 million under this facility from draws made during the period from January 1, 2009 to June 5, 2009. There were no draws made under this facility subsequent to June 5, 2009.
12.	INCOME AND MINING TAXES

Years ended December 31	2009	2008	2007

Current income and mining tax expense	$278.7	$138.1	$203.6
Future income and mining tax expense (recovery)	(72.0)	157.3	(43.3)

	$206.7	$295.4	$160.3

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from continuing operations before taxes and non-controlling interests. These differences result from the following items:

Years ended December 31	2009	2008	2007

Earnings from continuing operations before taxes and non-controlling interests	$444.9	$1,778.7	$581.8
Canadian federal and provincial income tax rates	30.91%	31.45%	34.12%

Income tax expense based on Canadian federal and provincial income tax rates	137.5	559.4	198.5

Increase (decrease) attributable to:
Impact of foreign exchange on future income tax liabilities	99.3	(336.8)	18.6
Other impacts of foreign exchange	46.9	(72.3)	—
Impact of change in tax rates on future income taxes (a)	(13.9)	—	(42.7)
Provincial mining taxes	39.2	21.3	28.0
Mining taxes deduction	(7.0)	(4.3)	(5.1)
Resource allowance	(16.4)	(11.5)	(8.1)
Non-deductible expenditures	22.5	10.9	12.4
Use of Mexican flat tax credits (b)	—	(37.8)	—
Change in Mexican tax legislation (a)	12.8	—	—
Effects of different foreign statutory tax rates on earnings of subsidiaries	(34.3)	(28.4)	(57.5)
Impact of statutory tax rate versus actual rate	(15.1)	(4.6)	(6.2)
Non-taxable portion of realized capital gains	(9.0)	—	(1.8)
Change in valuation allowance	(28.5)	10.0	(8.0)
Change in reserves for uncertain tax positions	10.8	6.9	6.8
Non-deductible asset write-down	—	16.5	—
Tax on disposition of Peak and Amapari mines	—	—	33.5
Tax on disposition of Silver Wheaton shares	—	155.9	—
Tax benefit of the harmonization of Ontario corporate income taxes with Canadian federal income taxes	(16.6)	—	—
Other	(21.5)	10.2	(8.1)

	$206.7	$295.4	$160.3

GOLDCORP     |     115

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(a)	The Mexican government approved its 2010 fiscal budget on December 15, 2009 which included several significant changes to the Mexican income tax laws. The corporate income tax rate is being increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012 and reduced to 29% in 2013 and back to 28% in 2014 and thereafter. As a result, the Company’s future income tax liabilities increased by $26.2 million in the fourth quarter of 2009. In addition the Mexican government modified its consolidated tax return rules such that the Company could only benefit from a maximum 5 year (formerly a maximum 10 year) tax deferral of taxable income resulting from losses of companies within the consolidated group reducing taxable income of other companies within the consolidated group. Included with the changes to the consolidated tax return rules are provisions that tax the Company’s past consolidation benefits retroactively by estimating the tax benefits of consolidation at December 31, 2009 and requiring the company to repay the benefits in future years. This element of the changes to the consolidated tax return rules has resulted in what the Company considers a double taxation of income earned by the consolidated group. The Company has estimated that the income tax impact of this new legislation at December 31, 2009 could potentially be $79.1 million, of which $7.9 million, $23.6 million, and $47.6 million would be payable evenly during the period 2013 to 2017, 2014 to 2018 and 2015 to 2019, respectively, without additional tax restructuring. The Company has the ability and intends to execute a plan that is fully within its control and solely at its discretion to merge two entities within the consolidated group in 2013 which will reduce the estimated income tax impact to $12.8 million, of which $8.4 million and $4.4 million is payable evenly during the period 2015 to 2019 and 2018 to 2022, respectively. Accordingly, the Company has recorded an income and mining taxes payable, classified as long-term, and a current income tax expense of $12.8 million as at and for the year ended December 31, 2009. There is an expectation that Mexico may publish technical corrections to certain aspects of the Tax Reform Bill in 2010 that could significantly reduce the amounts due from the Company as described above. However, there is no assurance that Mexico will in fact publish such corrections, nor is it clear what impact any corrections published will have on the Company’s actual liability under the new law. Although any ultimate outcome is uncertain, the Company intends to contest the validity and effective date of the new legislation.

The effective tax rate in 2009 also includes the impact of a reduction of future income tax liabilities of $40.1 million resulting from Canadian provincial and federal income tax rate reductions enacted in the fourth quarter of 2009.

(b)	Mexico introduced a flat tax (“IETU tax”) effective January 1, 2008 to replace the previous asset tax as the minimum tax. The IETU tax is calculated on a cash flow basis, with the tax base determined by reducing taxable revenue with specific deductions. In general if deductions exceed revenues, a credit is granted which may be credited against the IETU tax in the following years. Taxpayers first compute their income tax liability and their IETU tax liability for a fiscal year. As the income tax liability may be credited against the IETU tax liability, the IETU tax is payable only to the extent it exceeds the income tax payable by a Mexican entity. During the year ended December 31, 2008, IETU tax credits earned by a subsidiary reduced Mexican income taxes payable by the Company by $37.8 million. The ability to use IETU tax credits in the future to reduce income taxes was eliminated with the Mexican tax law changes passed in 2009, effective 2010. No IETU tax credits were used to reduce Mexican income taxes payable in 2009. In certain circumstances IETU tax credits can be used to reduce income taxes in the year they are generated.
116     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The components of future income taxes are as follows:

At December 31	2009	2008

Future income and mining tax assets
Unused non-capital losses	$36.5	$95.9
Investment tax credits	24.4	31.3
Alternative minimum tax (“AMT”) credits	7.5	8.3
Reclamation and closure cost obligations	73.1	67.0
Mining interests	1.7	39.4
Stock options	13.7	16.5
Other	25.8	59.6

Future income and mining tax assets	182.7	318.0
Valuation allowance	(8.9)	(80.6)

	173.8	237.4

Future income and mining tax liabilities
Mining interests	(3,701.6)	(3,401.1)
Other	(151.7)	(211.1)

	(3,853.3)	(3,612.2)

Future income and mining tax liabilities, net	$(3,679.5)	$(3,374.8)

Presented on the Consolidated Balance Sheets as:
Future income and mining tax assets — current	$3.6	$3.3
Future income and mining tax liabilities — current	(107.9)	(181.5)
Future income and mining tax liabilities — long-term	(3,575.2)	(3,196.6)

Future income and mining tax liabilities, net	$(3,679.5)	$(3,374.8)

Tax Loss Carryforwards, Investment Tax Credits, and AMT Credits

At December 31, 2009, the Company had the following unused tax losses and other income tax deductions for which it has recognized a future income tax asset:

	Unused tax
	losses
	and other
	income tax		Valuation
	deductions	Future tax assets	allowance	Expiry dates

Unused tax losses carryforwards:
Canada	$58.4	$13.8	$(0.6)	2010 - 2029
United States	64.4	21.9	—	2013 - 2029
Mexico	2.9	0.8	(0.8)	2010 - 2014

	125.7	36.5	(1.4)

Investment tax credits:
Canada	24.4	24.4	—	2017 - 2029

AMT credits:
United States	7.5	7.5	(7.5)	No expiry date

Total	$157.6	$68.4	$(8.9)

GOLDCORP     |     117

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
13.	RECLAMATION AND CLOSURE COST OBLIGATIONS

The present value of the Company’s reclamation and closure cost obligations at December 31, 2009 is $306.5 million (2008 — $284.5 million), calculated using a discount rate of 5%. The amount relating to operating and inactive mines and development projects is $232.9 million, $49.4 million and $24.2 million, respectively, (2008 – $222.7 million, $48.2 million and $13.6 million, respectively) reflecting payments for approximately the next 100 years. Reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The undiscounted value of the obligation at December 31, 2009 is $523.5 million (2008 – $482.9 million), calculated using an inflation rate assumption of 2%. Accretion expense for the year ended December 31, 2009 was $14.7 million (2008 — $13.8 million; 2007 – $10.8 million). Changes to the Company’s reclamation and closure cost obligations during the years ended December 31 are as follows:

	2009	2008

Reclamation and closure cost obligations – beginning of year	$284.5	$267.7
Reduction of liability on disposal of mining interests (note 4(b))	—	(2.6)
Reclamation expenditures	(26.5)	(17.8)
Accretion expense, included in depreciation and depletion	14.7	13.8
Revisions in estimates of required cash outflows and liabilities incurred	33.8	23.4

Reclamation and closure cost obligations – end of year	306.5	284.5
Less: current portion of reclamation and closure cost obligations, included in accounts payable and accrued liabilities	(24.5)	(22.2)

Long-term reclamation and closure cost obligations	$282.0	$262.3

118     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
14.	EMPLOYEE PENSION PLANS

Total cash payments for employee pension plans for the year ended December 31, 2009, consisting of cash contributed by the Company to its funded defined benefit pension plans, cash payments directly to beneficiaries of its unfunded defined benefit pension plans and cash contributed to its defined contribution plans was $17.1 million (2008 — $14.5 million; 2007 — $10.0 million).

Defined contribution pension plans

The Company has several defined contribution pension plans covering substantially all employees in North America. Under these plans, the Company contributes either a fixed percentage of the employees’ salaries or matches a percentage of the employees’ contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company’s expense related to these plans was $13.9 million for the year ended December 31, 2009 (2008 — $11.8 million; 2007 — $7.8 million), included in operating expenses and corporate administration in the Consolidated Statements of Earnings.

Defined benefit pension plans

The Company has several defined benefit pension plans covering certain of its Canadian employees, which were assumed upon the acquisition of certain of Placer Dome Inc.’s assets in 2006, and a defined benefit plan for certain of its employees in Mexico.

The following table summarizes the changes in the Company’s accrued benefit obligation and fair value of plan assets during the years ended December 31 and the reconciliation of the Company’s accrued benefit obligation to the accrued benefit liability at December 31:

	2009	2008

Accrued benefit obligation
Balance, beginning of year	$24.1	$29.7
Benefit obligations assumed on acquisition of mining interests	—	0.3
Current service costs	1.6	1.8
Past service costs	—	1.6
Interest costs	1.5	1.7
Actuarial losses (gains), net	2.6	(9.8)
Benefits paid	(1.7)	(1.2)

Balance, end of year	$28.1	$24.1

Fair value of plan assets
Balance, beginning of year	$19.4	$20.2
Plan assets assumed on acquisition of mining interests	—	0.3
Actual return (loss) on plan assets, net	1.8	(2.6)
Company contributions	3.3	2.7
Benefits paid	(1.7)	(1.2)

Balance, end of year	$22.8	$19.4

Funded status — deficit	(5.3)	(4.7)
Unrecognized net actuarial gains	(2.9)	(5.3)
Unrecognized past service costs	2.3	2.7

Accrued benefit liability at December 31 (1)	$(5.9)	$(7.3)

(1)	Included in other long-term liabilities on the Consolidated Balance Sheets.
The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was as at December 31, 2007, and the next required valuation will be as at December 31, 2010.

GOLDCORP     |     119

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The following table summarizes the components of the defined benefit pension expense for the years ended December 31:

	2009	2008	2007

Costs arising in the year
Current service costs	$1.6	$1.8	$1.3
Interest costs	1.5	1.7	1.1
Actual loss (return) on plan assets, net	(1.8)	2.6	(0.4)
Actuarial losses (gains), net	2.6	(9.8)	(0.7)
Past service costs	—	1.6	0.6

Costs arising in the year	3.9	(2.1)	1.9
Difference between costs arising in the period and costs recognized in the period in respect of:
Loss and return on plan assets	0.6	(4.0)	(0.3)
Actuarial losses and gains	(2.9)	9.8	0.7
Past service costs	0.4	(1.5)	(0.6)

Defined benefit pension expense recognized in earnings during the year (2)	$2.0	$2.2	$1.7

(2)	Included in operating expenses in the Consolidated Statements of Earnings.
The following table summarizes the assumptions used in measuring the Company’s accrued benefit obligation as at December 31 and defined benefit pension expense for the years ended December 31:

	2009	2008	2007

Accrued benefit obligation:

Discount rate	5.7% - 8%	7.2% - 8%	5.5% - 9%
Rate of compensation increase	4% - 5%	2%-11%	4% - 6%

Defined benefit pension expense:

Expected long-term rate of return on plan assets	7.1% - 8%	7.1% - 8%	7.1% - 9%
Discount rate	7.5% - 8%	5.5%-8%	5% - 9%

Plan assets

The Company’s Employee Benefits Committee maintains and establishes investment policies relating to the Company’s defined benefit and defined contribution pension plans. The Company’s Board of Directors approves these policies and any material changes to these policies.

The composition of plan assets relating to the Company’s defined benefit pension plans at December 31 is as follows:

	2009	2008

Equity securities	44%	43%
Debt securities	55%	54%
Cash and other investments	1%	3%

Estimated future benefit payments

The following table summarizes the expected future benefit payments during the years ending December 31:

	2010	2011	2012	2013	2014	2015-2019

Defined benefit plans	1.5	1.3	1.3	1.5	1.5	9.6

120     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
15.	FINANCIAL INSTRUMENTS

(a) Financial assets and liabilities

The Company’s financial instruments at December 31, 2009 and 2008 consist of cash, short-term money market investments, marketable securities, accounts receivable, investments in equity securities and warrants, accounts payable and accrued liabilities, current and long-term debt including convertible debt, and foreign currency, heating oil and copper contracts.

Classification of financial assets and liabilities

Cash and short-term money market investments are classified as held-for-trading. Accounts receivable arising from sales of metal concentrates are designated and classified as held-for-trading. Investments in warrants held by the Company are for long-term investment purposes, however, due to their nature meet the definition of derivatives and are classified as held-for-trading. The Company enters into foreign currency contracts to manage its exposure to fluctuations in foreign currency exchange rates. The Company also enters into heating oil and copper contracts to manage its exposure to fuel and copper prices, respectively. These contracts meet the definition of derivatives and do not meet the criteria for hedge accounting. As a result, these contracts are classified as held-for-trading. Held-for-trading financial assets are measured at fair value with mark-to-market gains and losses recorded in earnings in the period they occur. The carrying amounts of cash and short-term money market investments approximate their fair values. The change in fair values of accounts receivable arising from sales of metal concentrates result from changes in metal market prices to which the related revenues are subject. These changes are recorded in revenue in the period they occur. Fair values of investments in warrants that are publicly traded are quoted market prices. Fair values of investments in warrants held that are not publicly traded are estimated using the Black-Scholes option pricing model with inputs based on observable market data. Fair values of foreign currency contracts are determined based on various observable market data, including foreign exchange forward curves, exchange rate volatility and the risk-free interest rate. Fair values of heating oil and copper contracts are determined by reference to published heating oil and copper prices in an active market.

Marketable securities and investments in equity securities are classified as available-for-sale because the Company does not hold these securities for the purpose of trading. Available-for-sale financial assets are measured at fair value with mark-to-market gains and losses recognized directly in OCI. Fair values of marketable securities and investments in equity securities are quoted market prices.

Accounts receivable not arising from sales of metal concentrates are classified as loans and receivables. Accounts payable and accrued liabilities and long-term debt including the debt component of the Company’s notes (note 11(b)) are classified as other financial liabilities.

Fair value measurements of financial assets and liabilities recognized in the balance sheet

The amendments to Section 3862 (note 3) introduce a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1 — quoted prices in active markets for identical assets or liabilities;

Level 2 — inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and

Level 3 — inputs for the asset or liability that are not based on observable market data.

GOLDCORP     |     121

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
At December 31, 2009, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

	Level 1	Level 2

Cash and cash equivalents	$874.6	$—
Marketable securities	24.9	—
Accounts receivable arising from sales of metal concentrates	—	123.0
Investments in warrants	2.1	0.2
Investments in equity securities	388.0	—
Current derivative assets (note 10 and 15(a))	—	8.1
Current derivative liabilities (note 15(a))	—	(11.4)

At December 31, 2009, there were no financial assets or liabilities measured and recognized in the balance sheet at fair value that would be categorized as level 3 in the fair value hierarchy above.

Fair values of financial assets and liabilities not already measured and recognized at fair value in the balance sheet

At December 31, 2009 the carrying amounts of accounts receivable not arising from sales of metal concentrates and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The carrying amount of the Company’s non-revolving term loan (note 11(a)) approximates the fair value due to its floating interest rates being in line with market interest rates.

On initial recognition, the carrying amount of the liability component of the Company’s notes (note 11(b)) equaled the fair value of the notes on that date. The fair value of the notes was calculated as the Company’s contractual obligation to make principal and interest payments discounted to net present value using the market interest rate on similar borrowings but without the conversion feature on the initial recognition date of June 5, 2009, being 6.33% per annum. The initial carrying amount of the liability component of the notes has been accreted from June 5, 2009 to December 31, 2009 based on the annual effective interest rate of 6.33%. The estimated market interest rate on similar borrowings without the conversion feature has decreased to approximately 4% per annum as at December 31, 2009. Accordingly, the fair value of the liability component of the notes has increased to $796.9 million, compared to a carrying amount of $728.9 million, which includes $9.9 million of accrued interest payable included in accounts payable and accrued liabilities at December 31, 2009.

Marketable securities and investments

The Company’s investments in warrants, classified as held-for-trading, and marketable securities and investments in equity securities, classified as available-for-sale, are recorded at fair value. The balances outstanding for these instruments at December 31 and the related gains and losses for the years ended December 31 are as follows:

At December 31	2009	2008

Marketable securities
Marketable securities — available-for-sale	$24.9	$8.6

Investments
Equity securities — available-for-sale	$388.0	$72.2
Warrants — held-for-trading	2.3	1.2

	$390.3	$73.4

122     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

Years ended December 31	2009	2008	2007

Available-for-sale securities

Marketable securities	$16.3	$(17.2)	$11.8
Investments in equity securities	185.2	(106.2)	16.8

	$201.5	$(123.4)	28.6
Future tax recovery (expense) in OCI	(16.6)	(0.6)	7.8

Mark-to-market gains (losses) in OCI	184.9	(124.0)	36.4

Reclassification adjustment for realized gains included in net earnings, net of tax — $nil (2008 - $nil; 2007 - $1.2 million)	(43.0)	(0.2)	(21.1)

Reclassification adjustment for unrealized impairment losses included in net earnings, net of tax — $nil	—	111.2	—
Adjustment arising from acquisition of Gold Eagle (note 4(c))	—	(29.2)	—

Adjustment arising from disposition of Silver Wheaton shares (note 4(d))	—	(17.7)	—
Non-controlling interests	—	(1.3)	(1.3)

	$141.9	$(61.2)	14.0

During the period from June 30, 2008, the date of the Peak Gold/New Gold business combination (note 4(f)), to December 31, 2008, the fair value of the Company’s investment in New Gold continued to decline. New Gold recorded a write-down of $156.9 million on its Amapari mine in its 2008 third quarter results. While significant resources remained at Amapari, the additional capital resources required to maintain economic production levels and the limited remaining oxide reserves justified the decision to place the mine on temporary care and maintenance and mining was suspended as of January 2, 2009. In addition, New Gold revised its development plan for the New Afton project with full production expected for the second half of 2012 instead of the previous expectation of operations commencing in late 2009 with full production in the second quarter of 2011. The adverse changes that took place in the economic environment in which New Gold operates and the continued decline in the market price of its shares below the Company’s original cost (market price of shares at June 30, 2008 was C$7.83 per share which dropped continuously to C$1.77 per share at December 31, 2008 with original cost at C$6.70 per share) provided objective evidence that the decline in fair value of the Company’s investment was other than temporary. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in AOCI as at December 31, 2008 and recognized an impairment loss on available-for-sale securities of $81.5 million in earnings during the fourth quarter of 2008.

During the third quarter of 2008, the Company determined that the decline in the fair value of one other investment in equity securities was other than temporary. The adverse changes that took place in the economic and political environment in which the equity investee operates and the continued decline in the market price of the equity investee’s shares below the Company’s original cost provided evidence that the decline in fair value of the Company’s investment was other than temporary and that the Company’s investment was impaired. Accordingly, the Company removed the cumulative mark-to-market loss that had been previously recognized in AOCI as at December 31, 2008 relating to the investment and recognized an impairment loss on available-for-sale securities of $29.7 million in earnings for the year ended December 31, 2008. During the year ended December 31, 2009, the fair value of this investment increased. At December 31, 2009, the amount of mark-to-market gain recorded in AOCI relating to this investment was $2.4 million.

GOLDCORP     |     123

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The Company disposed of its investment in New Gold on October 13, 2009 for net proceeds of $65.2 million. During the period from January 1, 2009 to October 13, 2009, the fair value of the Company’s investment in New Gold increased. The cumulative mark-to-market gains recognized in AOCI at October 13, 2009 amounted to $43.0 million. This amount was removed from AOCI and reclassified to earnings upon derecognition of the investment resulting in a recognized gain of $42.8 million, net of selling costs of $0.2 million.

	2009	2008	2007

	Gains (losses)	Gains (losses) in	Losses in net
Warrants – held for trading	in net earnings	net earnings	earnings

Realized gains (losses)	$6.3	$7.5	$(5.6)
Unrealized mark-to-market gains (losses) on outstanding warrants and reversal of mark-to-market losses (gains) on exercised warrants	(13.7)	(2.4)	(10.0)

	$7.4	$5.1	(15.6)

Derivative instruments

(i) Foreign currency, heating oil and copper contracts

During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. At December 31, 2009, the Company’s outstanding foreign currency contracts which settle and/or expire over the next twelve months were as follows:
1.	Canadian dollar call options held to sell $12.0 million at 1.15 to the US dollar;

2.	Canadian dollar put options written to buy $12.0 million at 1.18 to the US dollar;

3.	Mexican peso forward contracts to sell $48.0 million at 13.98 to the US dollar;

4.	Mexican peso call options held to sell $72.0 million at 13.33 to the US dollar; and

5.	Mexican peso put options written to buy $72.0 million at 15.01 to the US dollar.
During the year ended December 31, 2009, the Company entered into heating oil forward contracts that are cash settled by reference to the monthly NYMEX heating oil commodity price. At December 31, 2009, the Company had outstanding forward contracts to purchase 1.9 million gallons of heating oil at an average price of $2.01 per gallon that settle between January 1, 2010 and June 30, 2010.

During the year ended December 31, 2009, the Company entered into copper forward and option contracts that are cash settled to manage its exposure to copper price volatility. At December 31, 2009, the Company’s outstanding copper contracts which expire between January 1, 2010 and June 30, 2010 were as follows:
1.	Forward contracts to sell 11.6 million pounds at an average price of $2.95 per pound;

2.	Options held to sell 15.9 million pounds at an average price of $2.79 per pound; and

3.	Options written to buy 15.9 million pounds at an average price of $3.14 per pound.

124     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
At December 31, the fair values of derivative contracts outstanding and the gains (losses) included in earnings for the years then ended are as follows:

	2009	2008

Current derivative assets, included in other current assets (note 10)
Foreign currency contracts	$6.6	$—
Heating oil forward contracts	0.2	—
Copper contracts	1.3	—

	8.1	—

Current derivative liabilities		—
Foreign currency contracts	(1.2)	—
Copper contracts	(10.2)	—

	(11.4)	—

	$(3.3)	$—

	2009	2008	2007

Realized gains (losses) on matured contracts	$6.9	$(10.2)	$(19.9)
Unrealized mark-to-market gains (losses) on outstanding contracts and reversal of mark-to-market losses (gains) on matured contracts	(3.3)	7.6	(3.6)

Gain (loss) on non-hedge derivatives, net	$3.6	$(2.6)	$(23.5)

(ii) Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not measured at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2009 or 2008. Embedded derivatives relating to sales of metal concentrates that are subject to provisional pricing are not required to be accounted for separately as outstanding amounts are measured at fair value at the end of each period.

GOLDCORP     |     125

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b) Financial instrument risk exposure

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse market movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents and derivative assets. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, ensure counterparties demonstrate minimum acceptable credit worthiness and ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company invests its cash and cash equivalents in highly rated corporations and government issuances in accordance with its short-term investment policy and the credit risk associated with its money market investments is considered to be low. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults is negligible and, as a result, the credit risk associated with trade receivables at December 31, 2009 is considered to be negligible. The Company’s foreign currency, heating oil and copper contracts are entered into with large international financial institutions with strong credit ratings.

The Company’s maximum exposure to credit risk at December 31 is as follows:

	2009	2008

Cash and cash equivalents	$874.6	$262.3
Accounts receivable	232.6	178.6
Current derivative assets (note 15(a))	8.1	—

	$1,115.3	$440.9

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. During the year ended December 31, 2009, the Company generated operating cash flows from continuing activities of $1,270.2 million (2008 - $866.0 million; 2007 - $650.7 million).

At December 31, 2009, Goldcorp held cash and cash equivalents of $874.6 million (2008- $262.3 million) and had working capital of $866.5 million (2008 - $274.5 million).

126     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
On May 18, 2007, Goldcorp entered into a $1.5 billion revolving credit facility. At December 31, 2009, there was no amount outstanding under this credit facility (note 11(c)). On July 8, 2008, Terrane entered into a credit agreement for an 18-month, non-revolving term loan facility of up to C$40 million. On January 7, 2010, this credit facility was extended to May 7, 2010. At December 31, 2009, the amount outstanding was C$17.5 million ($16.7 million) (note 11(a)).

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31:

	2009			2008

	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total

Accounts payable and accrued liabilities	$382.0	$—	$—	$—	$382.0	$282.6
Current derivative liabilities (note 15(a))	11.4	—	—	—	11.4	—
Debt re-payments (principal portion) (notes 11(a)&(b))	16.7	—	862.5	—	879.2	5.3
Interest payments on convertible senior notes (note 11(b))	19.9	34.5	34.5	—	88.9	—
Capital expenditure commitments	132.6	39.7	—	—	172.3	294.1
Minimum rental and lease payments	2.0	3.3	3.2	3.0	11.5	11.4
Reclamation and closure cost obligations	24.5	23.6	17.8	457.6	523.5	482.9

	$589.1	$101.1	$918.0	$460.6	$2,068.8	$1,076.3

At December 31, 2009, the Company had letters of credit outstanding and secured deposits in the amount of $270.9 million (2008 — $201.3 million).

In the opinion of management, the working capital at December 31, 2009, together with future cash flows from operations, is sufficient to support the Company’s commitments. The Company’s total planned capital expenditures for 2010 with a focus on commissioning Peñasquito in 2010 and further developing Pueblo Viejo are forecasted to be approximately $1.5 billion. These expenditures will be funded partly by available cash balances, cash flows from operations, available funding under the $1.5 billion revolving credit facility and anticipated project financing loan of approximately $1.0 billion ($400.0 million — Goldcorp’s share). The acquisitions completed in February 2010 (notes 24(a) and (b)) will be funded by available cash balances and funding under the $1.5 billion revolving credit facility (note 11(c)).

For the periods beyond 2010, cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

Market Risk

(iii) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver, copper, zinc and lead are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos, Argentinean pesos and Guatemalan quetzals. The appreciation of non-US dollar currencies against the US dollar can increase the costs of gold, silver, copper, zinc and lead production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and long-term assets denominated in non-US dollars relate to goods and services taxes, value-added taxes and insurance receivables. At December 31, 2009, the Company had $3.7 billion of future income

GOLDCORP     |     127

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
tax liabilities which arose primarily from the acquisitions of Placer Dome Inc.’s assets and Glamis in 2006 and Gold Eagle in the third quarter of 2008 which are payable in local currencies. The future income tax liabilities are considered monetary items, which are translated each period end at current exchange rates, with the gain or loss recorded in earnings for the period.

The Company is exposed to currency risk through the following financial assets and liabilities and future income tax liabilities denominated in currencies other than US dollars at December 31:

		Accounts
		receivable
		and other	Income and	Accounts
		current and	mining taxes	payable and		Future
	Cash and cash	long-term	receivable	accrued	Current	income tax
2009	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.0	$10.8	$(167.5)	$(152.0)	$(16.7)	$(1,216.9)
Mexican peso	9.5	86.1	3.2	(128.9)	—	(2,371.7)
Argentinean peso	1.0	17.8	(49.8)	(55.5)	—	(107.5)
Guatemalan quetzal	3.5	12.1	—	(23.3)	—	(12.3)

	$18.0	$126.8	$(214.1)	$(359.7)	$(16.7)	$(3,708.4)

		Accounts
		receivable and	Income and	Accounts
		other current	mining taxes	payable and		Future
	Cash and cash	and long-term	receivable	accrued	Long term	income tax
2008	equivalents	assets	(payable)	liabilities	debt	liabilities

Canadian dollar	$4.7	$13.9	$(6.8)	$(115.4)	$(5.3)	$(1,059.5)
Mexican peso	19.5	87.8	17.8	(104.1)	—	(2,174.3)
Argentinean peso	1.3	34.4	13.3	(35.0)	—	(139.3)
Guatemalan quetzal	1.2	11.2	—	(13.3)	—	(4.6)

	$26.7	$147.3	$24.3	$(267.8)	$(5.3)	$(3,377.7)

During the year ended December 31, 2009, the Company recognized a loss of $366.6 million on foreign exchange (2008 — gain of $1,058.9 million; 2007 — loss of $49.4 million). Of this amount, $324.3 million resulted from the translation of future income taxes denominated in currencies other than US dollars (2008 — gain of $1,070.9 million; 2007 — loss of $54.6 million). Based on the above net exposures at December 31, 2009, a 10% depreciation or appreciation of the above currencies against the US dollar would result in a $282.5 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the year ended December 31, 2009, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts (note 15(a)). These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms. In accordance with its Risk Management Policy, the Company may hedge up to 50% and 30% of its annual Canadian dollar and Mexican peso operating expenditures over the next twelve months and subsequent thirteen to twenty four months, respectively. The Company entered into nominal foreign currency contracts during the fourth quarter of 2008 that matured within the quarter. No foreign currency contracts were entered into during the year ended December 31, 2007.

(iv) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding revolving credit facility and non-revolving term loan and cash and cash equivalents. The Company monitors its exposure to interest rates and is comfortable with its exposures given the relatively low short-term US dollar rates. The weighted average interest rate incurred by the Company

128     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
during the year ended December 31, 2009 on outstanding balances under its revolving credit facility and non-revolving term loan was 0.83% (2008 — 4.12%; 2007 — 5.63%). At December 31, 2009, a 10% increase or decrease in the interest rate would result in a nominal decrease or increase in the Company’s after-tax net earnings. The average interest rate earned by the Company during the year ended December 31, 2009 on its cash and cash equivalents was 0.22% (2008 — 2.68%; 2007 — 5.16%). A 10% increase or decrease in the interest earned from financial institutions on deposits held and money market investments would result in a nominal increase or decrease in the Company’s after-tax net earnings, respectively.

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Profitability of the Company depends on metal prices for gold, silver, copper, zinc and lead. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $212.0 million increase or decrease in the Company’s after-tax net earnings, respectively. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% of its base metal sales volume over the next fifteen months to manage its exposure to fluctuations in base metal prices (note 15(a)).

The costs relating to the Company’s production, development and exploration activities vary depending on the market prices of certain mining consumables including diesel and electricity. A 10% increase or decrease in diesel market prices would result in an $8.0 million decrease or increase in the Company’s after-tax net earnings, respectively. The Company does not intend to hedge against diesel price fluctuations in Mexico as the government regulates the domestic market. The Company has entered into contracts to hedge against diesel price fluctuations in Canada and the United States through NYMEX heating oil contracts as a proxy for diesel. Electricity is regionally priced in Ontario, Canada and Mexico and semi-regulated by the provincial and federal governments, respectively. The regulation of electricity prices reduces the risk of price fluctuation and the Company therefore does not contemplate entering into contracts to hedge against such risk.

16.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and long-term debt, net of cash and cash equivalents as follows:

At December 31	2009	2008

Equity	$15,493.2	$14,959.1
Current and long-term debt	735.7	5.3

	16,228.9	14,964.4
Less: cash and cash equivalents	(874.6)	(262.3)

	$15,354.3	$14,702.1

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a rigorous planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan

GOLDCORP     |     129

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

At December 31, 2009, the Company expects its capital resources which includes anticipated project financing for Pueblo Viejo (note 15(b)) and projected free cash flows from continuing operations to support its normal operating requirements and planned development and exploration of its mineral properties. At December 31, 2009, there was no externally imposed capital requirement, to which the Company is subject, which the Company has not complied with.

17.	NON-CONTROLLING INTERESTS

	Silver
	Wheaton (a)	Terrane (b)	Total

At January 1, 2008	$403.3	$46.3	$449.6
Increase in non-controlling interests	—	4.5	4.5
Share of net earnings	7.3	0.4	7.7
Disposition of Silver Wheaton shares (note 4(d))	(410.6)	—	(410.6)

At December 31, 2008	$—	$51.2	$51.2

Increase in non-controlling interests	—	1.9	1.9
Share of net loss	—	(2.0)	(2.0)

At December 31, 2009	$—	$51.1	$51.1

(a)	Silver Wheaton

As a result of the acquisition of Wheaton River Minerals Ltd. (“Wheaton”) on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. Following various share issuances by Silver Wheaton, Goldcorp’s interest in Silver Wheaton declined to 49% at January 1, 2007.

Additional share issuances by Silver Wheaton during 2007 from the exercise of stock options and warrants outstanding decreased Goldcorp’s interest from 49% to 48% at December 31, 2007 and resulted in a dilution gain of $1.1 million recognized in earnings during the year ended December 31, 2007. The Company continued to consolidate Silver Wheaton in 2007 as it maintained control of Silver Wheaton due to the influence it exerted on the board of directors.

In the first quarter of 2008, prior to the disposition of Silver Wheaton shares on February 14, 2008 (note 4(d)), stock options, warrants and RSU’s held by non-controlling interests were exercised and resulted in a 0.1% dilution in Goldcorp’s interest and a dilution gain of $1.8 million. The non-controlling interests’ share of Silver Wheaton’s net earnings for 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, amounted to $7.3 million (year ended December 31, 2007 - $47.0 million).

Related party transactions:

In the first quarter of 2008, prior to Goldcorp’s disposition of its Silver Wheaton shares, Silver Wheaton purchased approximately 841,000 ounces (year ended December 31, 2007 - 6.9 million ounces) of silver from a Goldcorp subsidiary at a price of $3.95 per ounce for total consideration of approximately $3.3 million (year ended December 31, 2007 - $27.0 million). Silver Wheaton also had an agreement with Goldcorp whereby the Company provided certain management and administrative services at cost. During the year ended December 31, 2008, total management fees paid to the Company were $0.1 million (2007 - $0.2 million). This agreement was cancelled during the third quarter of 2008.

130     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Terrane Metals Corp.

On July 24, 2006, the Company disposed of its interest in the Mt Milligan and certain other Canadian exploration interests to Terrane. In consideration for the exploration interests, the Company received 240 million convertible Series A preferred shares at a price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. Upon acquisition, on an as-converted basis, Goldcorp would own an 81% equity interest in Terrane’s issued and outstanding shares. The preferred shares are not entitled to dividends, are non-transferable without the prior written consent of Terrane, are non-redeemable, non-retractable, non-voting and if not previously converted will be automatically converted into common shares on the 20th anniversary of their issuance.

Following the issuance of common shares and common share purchase warrants in a private placement on November 3, 2006, Goldcorp’s interest in Terrane declined to 77% at January 1, 2007.

On June 21, 2007, Terrane closed a C$25 million public offering of 30.8 million common shares at a price of C$0.65 per share and 6.25 million flow-through shares at a price of C$0.80 per share. On July 23, 2007, Terrane closed a private placement of 5.6 million common shares at a price of C$0.65 per share for gross proceeds of C$3.6 million. These transactions resulted in a decrease in Goldcorp’s interest in Terrane from 77% to 68%. This dilution of the Company’s interest gave rise to an increase in non-controlling interests of $20.1 million and a dilution gain of $8.9 million.

During the third quarter of 2008, Terrane closed a private placement of 10.0 million flow through common shares at a price of C$0.55 per share for gross proceeds of C$5.5 million. The private placement in addition to issuances of common shares from exercises of stock options outstanding resulted in a decrease in Goldcorp’s interest in Terrane from 68% to 66%. This dilution of the Company’s interest, in addition to the renouncement of the income tax benefits relating to the flow through shares issued by Terrane in 2007, gave rise to an increase in non-controlling interests of $4.5 million and a net dilution gain of $0.4 million.

During the first quarter of 2009, Terrane renounced the income tax benefits relating to the C$5.5 million flow through shares issued in the third quarter of 2008. The amount renounced is reduced from Terrane’s share capital as share issue costs which resulted in a reversal of previously recorded dilution gains of $0.7 million. During the fourth quarter of 2009, Terrane issued 4.8 million common shares resulting from exercises of stock options and common share purchase warrants outstanding. This resulted in a decrease in Goldcorp’s interest in Terrane from 66% to 65% and gave rise to an increase in non-controlling interests of $1.9 million and a dilution gain of $0.4 million. The non-controlling interests’ share of Terrane’s net loss during the year ended December 31, 2009 was $2.0 million (2008 – share of net earnings of $0.4 million; 2007 – share of net loss of $0.9 million).
18.	SHAREHOLDERS’ EQUITY

At December 31, 2009, the Company had unlimited authorized common shares and 733.6 million common shares outstanding (2008 – 729.6 million). Refer to the Consolidated Statements of Shareholders’ Equity for movement in common shares.
(a)	Share purchase warrants

At December 31, 2009 and 2008, the Company had a total of 9.2 million warrants outstanding. Of the 9.2 million warrants outstanding, 8.4 million which were issued in 2006, entitle the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share and expire on June 9, 2011. These warrants are trading on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange. The remaining 0.8 million warrants which were issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 (note 4(c)), entitle holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 and expire on June 26, 2011.

There were no warrants exercised during the years ended December 31, 2009 and 2008. Warrants exercised during the year ended December 31, 2007 were nominal.

GOLDCORP     |     131

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(b)	Stock options and Restricted share units

Stock options:

The Company has a 2005 Stock Option Plan which allows for up to 32.5 million stock options (2008 - 32.5 million; 2007 - 12.5 million) with a maximum exercise period of five years (2008 – 5 years; 2007 – 10 years) to be granted to employees and officers. Of the 14.1 million stock options outstanding at December 31, 2009, 12.7 million relate to options granted under the 2005 Stock Option Plan.

The Company granted 5.0 million stock options during the year ended December 31, 2009 which vest over three years, are exercisable at C$35.62 to C$39.36 per option, expire in 2014 and have a total fair value of $49.9 million at the date of grant. The Company granted 4.5 million stock options during the year ended December 31, 2008, which vest over a period of three years, are exercisable at C$39.77 per option, expire in 2013 and have a total fair value of $49.4 million at the date of grant. The Company granted 3.9 million stock options during the year ended December 31, 2007 which vest over a period of two years, are exercisable at prices ranging from C$24.40 to C$25.71 per option, expire in 2017 and have a total fair value of $22.7 million at the date of grant.

The fair value of the stock options granted is calculated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Years ended December 31	2009	2008	2007

Expected life (years)	2.7	3.6	3.0
Expected volatility	52%	35%	30%
Expected dividend yield	<1%	<1%	<1%
Risk-free interest rate	2.0%	2.9%	4.4%

Stock options granted (millions)	5.0	4.5	3.9
Weighted average fair value per option	$9.97	$11.42	$5.77

The expected volatility assumptions are based on the historical and implied volatility of Goldcorp’s C$ common share price on the TSX. The risk-free interest rate assumptions are based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The fair value of the stock options is expensed over the periods in which the stock options vest. Options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

A summary of changes in outstanding stock options is as follows:

	Options	Weighted Average
	Outstanding	Exercise Price
	(000’s)	(C$/option)

At January 1, 2007	15,199	$19.16
Granted	3,939	25.65
Exercised	(4,645)	15.17
Cancelled	(468)	24.44

At December 31, 2007	14,025	$22.12

Granted	4,520	39.77
Issued on acquisition of Gold Eagle (note 4(c))	569	27.65
Exercised	(5,392)	20.25
Cancelled	(451)	31.78

At December 31, 2008	13,271	$28.85

Granted	5,003	35.73
Exercised	(3,664)	24.20
Cancelled	(541)	37.70

At December 31, 2009	14,069	$32.16

132     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
The following table summarizes information about the Company’s stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted			Weighted
		Weighted	Average	Options	Weighted	Average
		Average	Remaining	Outstanding	Average	Remaining
	Options	Exercise	Contractual	and	Exercise	Contractual
	Outstanding	Price	Life	Exercisable	Price	Life
Exercise Price (C$/option)	(000’s)	(C$/option)	(years)	(000’s)	(C$/option)	(years)

$3.25	5	$3.25	0.2	5	$3.25	0.2
$8.06 - $10.45	152	10.45	0.4	152	10.45	0.4
$12.52 - $14.94	180	12.67	1.2	180	12.67	1.2
$16.87 - $19.23	1,973	18.73	5.0	1,973	18.73	5.0
$23.80 - $26.76	1,807	25.65	6.0	1,807	25.65	6.0
$28.84 - $31.93	1,045	30.95	6.4	1,045	30.95	6.4
$33.60 - $37.82	5,075	35.59	4.5	226	33.86	6.6
$39.36 - $39.77	3,832	39.76	3.4	1,156	39.77	1.3

	14,069	$32.16	4.5	6,544	$26.46	4.7

Restricted share units:

The Company has an RSU Plan which allows for up to 4.2 million RSUs to be granted to employees and directors. Each RSU is exercisable into one common share for no additional consideration.

The Company issued 369,000 RSUs during the year ended December 31, 2009 with a total fair value of $11.4 million at the date of issuance, a portion of which vested immediately and the remaining portion vests over three years. The Company issued 406,500 RSUs during the year ended December 31, 2008 (2007 - 346,500) with a total fair value of $16.3 million at the date of issuance (2007 - $8.2 million). These instruments vest over a period of up to three years from the date of issuance.

At December 31, 2009, the Company had 0.4 million RSUs outstanding (2008 - 0.4 million; 2007 - 0.2 million).

Stock options and Restricted share units:

Total stock options and RSUs vested during the year ended December 31, 2009 and credited to shareholders’ equity was $48.1 million (2008 - $40.4 million; 2007 - $34.6). Of this amount, $3.0 million (2008 and 2007 - $nil) relates to the development of Peñasquito and is capitalized and included in the carrying amount of the mining property (note 9(c)). The remaining $45.1 million (2008 - $40.4 million; 2007 - $34.6 million) is recorded as stock based compensation expense and included in corporate administration. Total stock based compensation expense recognized during the years ended December 31, 2008 and 2007 of $42.6 million and $41.2 million, respectively, included $1.1 million and $2.8 million for Silver Wheaton, respectively, and $1.1 million and $3.8 million for Terrane, respectively.

(c)	Employee share purchase plan

In July 2007, the Company introduced an Employee Share Purchase Plan which allows Goldcorp employees in Canada to purchase the Company’s common shares through payroll deductions. Employees may contribute up to 6% of their eligible earnings and the Company matches 50% of these contributions. Compensation expense, representing the Company’s contributions measured based on the market price of the underlying common shares at the date of contribution, was $2.7 million during the year ended December 31, 2009 (2008 - $2.5 million; 2007 - $1.1 million).

GOLDCORP     |     133

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
(d)	Diluted net earnings per share

Diluted net earnings per share is calculated based on the following weighted-average number of shares outstanding for the years ended December 31:

(in thousands)	2009	2008	2007

Basic weighted-average number of shares outstanding	731,306	711,862	704,868
Effect of dilutive securities:
Stock options	2,747	3,164	3,614
Restricted share units	406	370	238
Share purchase warrants	105	38	—

Diluted weighted-average number of shares outstanding	734,564	715,434	708,720

The following lists the securities excluded from the computation of diluted net earnings per share because the underlying exercise prices exceeded the average market value of the common shares of C$39.97 for the year ended December 31, 2009 (2008 - C$36.46; 2007 - C$29.19):

(in thousands)	2009	2008	2007

Stock options	—	4,351	2,958
Share purchase warrants	8,439	8,439	8,439

The effect of outstanding convertible senior notes issued on June 5, 2009 (note 11(b)) was anti-dilutive for the year ended December 31, 2009 and therefore excluded from the computation of diluted net earnings per share. In the event that the notes were dilutive, the computation of diluted net earnings per share for the year ended December 31, 2009 would have included the following:

2009

Effect of convertible senior notes on diluted net earnings:
Interest expensed during the period, net of tax	22.3
Effect of convertible senior notes on diluted weighted average number of shares outstanding (in thousands)	10,342

19.	ACCUMULATED OTHER COMPREHENSIVE INCOME

At December 31	2009	2008

Accumulated other comprehensive income
Unrealized foreign exchange translation adjustment	$101.9	$101.9
Mark-to-market gains (losses) on available-for-sale marketable securities and investments, net of tax of $17.3 million (2008 - $0.7 million) (note 15(a))	136.9	(5.0)

	$238.8	$96.9

Prior to April 1, 2005, the Canadian dollar (“C$”) was determined to be the measurement currency of the Company’s Canadian operations and these operations were translated into US dollars until this date using the current rate method. Under this method, all assets and liabilities were translated into US dollars at the exchange rate prevailing at the balance sheet date, all revenue and expense items were translated at the average rate of exchange for the period and the resulting translation adjustment was recorded as a foreign exchange translation adjustment (“FETA”), a separate component of AOCI. The FETA balance at December 31, 2009 represents the cumulative translation adjustment to April 1, 2005 and will remain in AOCI until the related foreign operation is disposed of.

134     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
20.	INTERESTS IN JOINT VENTURES

The Company conducts a portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenues, operating expenses and other income (expenses) of the joint ventures. At January 1, 2007, the Company had interests in five joint ventures. On December 21, 2007, the Company disposed of its interest in La Coipa and acquired full ownership interests in Porcupine and Musselwhite (note 4(e)), which reduced the number of its interests in joint ventures to two, Marigold and Alumbrera, as at December 21, 2007. There were no additions or changes to the number of joint ventures in which the Company had interests during the years ended December 31, 2008 and 2009.

The following condensed statements of earnings and cash flows for the years ended December 31 and balance sheets at December 31 detail the amounts relating to Goldcorp’s interests in joint ventures that have been proportionately consolidated:

Years ended December 31	2009	2008	2007 (1)(2)

Proportionate Statements of Joint Venture Earnings
Revenues	$594.5	$572.1	$866.3
Operating expenses	(325.9)	(336.9)	(474.3)
Depreciation and depletion	(84.9)	(85.7)	(128.6)
Exploration expense	(2.7)	(2.1)	(4.1)
Other income (expenses)	(7.6)	8.0	12.3
Income and mining taxes	(47.9)	(40.5)	(69.6)

Net earnings	$125.5	$114.9	$202.0

Proportionate Statements of Joint Venture Cash Flows
Operating activities	$214.8	$125.4	$193.6
Investing activities	(41.9)	(35.7)	(85.5)
Financing activities	(154.2)	(101.0)	(295.4)

Increase (decrease) in cash and cash equivalents	$18.7	$(11.3)	$(187.3)

At December 31	2009	2008

Proportionate Joint Venture Balance Sheets
Current assets	$267.3	$186.6
Mining interests	730.7	772.5
Other assets	64.3	69.1

	$1,062.3	$1,028.2

Current liabilities	$115.1	$40.8
Long-term liabilities	60.7	60.7
Future income and mining taxes	147.9	173.9
Reclamation and closure cost obligations	38.6	35.8
Goldcorp’s investment carrying value	700.0	717.0

	$1,062.3	$1,028.2

(1)	Includes the Company’s proportionate share of Porcupine and Musselwhite’s net earnings and cash flows to December 21, 2007.

(2)	Excludes La Coipa, which has been reclassified as a discontinued operation (note 6).

(3)	Included in total capital commitments at December 31, 2009 (note 15(b)) are $0.9 million relating to Alumbrera.

GOLDCORP     |     135

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
21.	SUPPLEMENTAL CASH FLOW INFORMATION

Years ended December 31	Note		2009	2008	2007

Change in non-cash operating working capital
Accounts receivable			$(53.3)	$(52.8)	$(71.0)
Income and mining taxes receivable			(33.2)	0.2	(1.6)
Inventories and stockpiled ore			(80.3)	(36.5)	(34.4)
Accounts payable and accrued liabilities			116.5	15.5	43.5
Income and mining taxes payable			141.3	10.3	(151.9)
Other			(1.0)	(3.9)	1.4

			$90.0	$(67.2)	$(214.0)

Acquisitions, net of cash acquired
Gold Eagle	4	(c)	$—	$(553.0)	$—
Porcupine and Musselwhite	4	(e)	—	—	(204.9)

			$—	$(553.0)	$(204.9)

Non-cash investing and financing activities
Shares received on disposition of mining interests	4(a) & (g)		$6.1	$—	$2.0
Shares received on conversion of warrants			13.2	7.5	—
Addition to mining interests under capital lease			8.5	—	—
Shares, options and warrants issued on acquisition of Gold Eagle	4	(c)	—	550.6	—
Disposition of original Gold Eagle shares owned prior to the acquisition of Gold Eagle	4	(c)	—	26.7	—
Assumption of reclamation and closure cost obligations by purchaser on disposition of mining interests	4(b) & 13		—	2.6	—
Disposition of interest in La Coipa as partial consideration for acquisition of full ownership interest in Porcupine and Musselwhite	4	(e)	—	—	100.0
Shares received on disposition of Amapari and Peak mines	4	(f)	—	—	100.0
Donation of marketable securities			—	—	6.4

Operating activities included the following cash payments:
Income and mining taxes paid			$93.1	$152.3	$286.4
Interest paid			2.5	7.8	54.4

Cash and cash equivalents at December 31 is comprised of:
Cash			$136.1	$130.7	$116.9
Short-term money market investments			738.5	131.6	393.9

			$874.6	$262.3	$510.8

136     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
22.	SEGMENTED INFORMATION

Significant information relating to the Company’s mining properties considered as reportable operating segments is summarized in the tables below.

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets

					At December
	Year ended December 31, 2009				31, 2009

Red Lake	$624.8	$101.1	$329.2	$109.8	$3,209.4
Porcupine (1)	310.2	69.9	88.7	37.6	468.3
Musselwhite (1)	225.5	30.4	52.1	78.9	411.9
Éléonore	—	—	—	66.6	904.4
Terrane	—	—	(5.0)	7.9	200.3
San Dimas	128.6	6.1	61.0	22.1	137.7
Los Filos	236.2	45.7	72.9	72.8	936.2
El Sauzal	198.7	88.5	66.1	6.3	268.8
Peñasquito	—	—	—	521.8	10,517.9
Mexican exploration projects	—	—	—	—	167.3
Marlin	331.8	79.5	136.9	41.3	884.8
Alumbrera	495.5	70.1	158.9	12.6	780.6
Marigold	99.0	14.8	22.0	29.3	281.8
Wharf	70.9	7.6	12.2	1.6	68.4
Cerro Blanco	—	—	—	12.1	62.2
Pueblo Viejo	—	—	—	329.4	587.1
El Limón	—	—	(24.0)	0.3	56.8
Other (2)	2.4	12.5	(155.0)	6.0	1,004.8

Total	$2,723.6	$526.2	$816.0	$1,356.4	$20,948.7

					At December
	Year ended December 31, 2008				31, 2008

Red Lake	$535.8	$95.4	$231.5	$99.6	$3,202.2
Porcupine (1)	255.6	63.9	(34.2)	46.2	479.6
Musselwhite (1)	184.6	25.8	21.2	31.2	349.2
Éléonore	—	—	(2.3)	99.0	844.6
Terrane	—	—	(6.5)	18.0	194.2
San Dimas	92.6	5.8	30.0	32.2	94.0
Los Filos	189.2	42.2	58.3	49.5	896.2
El Sauzal	239.3	100.4	96.1	8.4	316.9
Peñasquito	—	—	—	751.9	9,911.4
Mexican exploration projects	—	—	—	—	167.3
Marlin	258.1	61.6	100.0	35.3	863.7
Alumbrera	490.7	75.3	135.3	22.6	778.5
Marigold	81.4	10.4	12.1	14.6	249.7
Wharf	57.2	3.6	19.7	10.3	65.5
Cerro Blanco	—	—	—	10.5	49.6
Pueblo Viejo	—	—	—	120.4	262.1
El Limón	—	—	—	—	89.8
Silver Wheaton (3)	27.6	2.0	17.4	—	—
Other (2)	7.5	12.7	(172.6)	22.3	187.0

Total	$2,419.6	$499.1	$506.0	$1,372.0	$19,001.5

GOLDCORP     |     137

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)

				Expenditures
				for mining
			Earnings	interests
		Depreciation	(loss) from	(including
	Revenues	and depletion	operations	deposits)	Total assets

					At December
	Year ended December 31, 2007				31, 2007

Red Lake	$503.4	$89.2	$213.1	$101.2	$1,617.4
Porcupine (1)	111.4	28.7	4.3	29.5	555.4
Musselwhite (1)	107.4	18.6	10.8	26.0	351.5
Éléonore	—	—	—	42.6	749.6
Terrane	—	—	(7.4)	15.0	192.1
San Dimas	116.2	36.9	4.5	62.5	682.8
Los Filos	19.1	1.8	7.8	83.4	739.1
El Sauzal	217.8	102.2	73.6	3.9	373.9
Peñasquito	—	—	—	403.0	10,060.8
Mexican exploration projects	—	—	—	—	166.8
Marlin	203.7	56.4	72.8	26.7	852.5
Alumbrera	598.3	76.6	238.7	12.8	835.9
Marigold	68.8	9.0	1.2	10.5	232.6
Wharf	42.7	4.5	14.2	6.0	40.4
Cerro Blanco	—	—	—	1.0	32.2
Pueblo Viejo	—	—	—	34.8	133.7
El Limón	—	—	—	—	89.8
Silver Wheaton (3)	175.4	29.4	84.8	—	776.8
Amapari (5)	18.3	0.4	2.8	1.1	—
Peak (5)	18.9	0.1	7.7	9.2	—
Other (2)(4)	5.4	11.3	(116.6)	2.2	468.9

Total	$2,206.8	$465.1	$612.3	$871.4	$18,952.2

(1)	On December 21, 2007, the Company acquired the remaining 49% and 32% interest in Porcupine and Musselwhite, respectively (note 4(e)), and as a result, the figures above reflect Goldcorp’s 100% ownership subsequent to December 21, 2007.

(2)	Includes corporate activities and the results of San Martin which commenced reclamation activities in October 2007.

(3)	In February 2008, the Company disposed of its remaining 48% interest in Silver Wheaton (note 4(d)).

(4)	Includes the assets and results of the La Coipa discontinued operation (note 6).

(5)	In April 2007, the Company disposed of its Amapari and Peak mines (note 4(f)).

(6)	Intersegment sales and transfers are eliminated in the above financial information reported to the Company’s chief operating decision maker.
23.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

138     |     GOLDCORP

Notes to the Consolidated Financial Statements
(in United States dollars and tabular amounts in millions, except where noted)
24.	SUBSEQUENT EVENTS
(a)	Acquisition of Canplats Resources Corporation

On November 16, 2009, Goldcorp entered into an agreement as amended on December 23, 2009 and December 29, 2009 with Canplats to acquire all of the issued and outstanding common shares of Canplats for consideration of C$4.60 per common share outstanding at the closing date. This transaction completed on February 4, 2010 for total consideration paid by the Company of C$295.6 million ($275.4 million) in cash. As a result of this transaction, Goldcorp now holds a 100% interest in the Camino Rojo gold/silver project in Mexico. This project is located approximately 50 kilometers southeast of Goldcorp’s Peñasquito project in Mexico. This transaction will be accounted for as a business combination in accordance with Section 1582 (note 3). Management is in the process of determining the fair values of identifiable assets and liabilities acquired. The resulting goodwill, if any, will be allocated to the Peñasquito reporting unit. Total estimated transaction costs that will be expensed in 2010 relating to the acquisition amount to $3.6 million.

(b)	Acquisition of subsidiary of New Gold Inc.

On January 7, 2010, a subsidiary of New Gold exercised the right of first refusal pursuant to the El Morro Shareholders Agreement. The right of first refusal came into effect on October 12, 2009 when Barrick Gold Corporation (“Barrick”) entered into an agreement with Xstrata to acquire Xstrata’s 70% interest in Sociedad Contratual Minera El Morro, the owner of the El Morro project. Also on January 7, 2010, Goldcorp entered into an agreement with New Gold whereby Goldcorp agreed to loan $463.0 million to New Gold to fund the acquisition of Xstrata’s 70% interest. Goldcorp also loaned $50.0 million to a New Gold subsidiary which was paid to a different New Gold subsidiary in consideration of the internal assignment of the acquisition agreement with Xstrata. The acquisition of Xstrata’s 70% interest by the New Gold subsidiary was completed on February 16, 2010. Following this transaction, Goldcorp acquired the New Gold subsidiary. As a result of these transactions, Goldcorp now holds a 70% interest in the El Morro project with the remaining 30% held by New Gold.

Goldcorp, as the project operator, has agreed to fund, through interest bearing loans, New Gold’s share of development and construction costs until intended operating levels are achieved. The amounts outstanding will be repaid to the Company during the production period of the El Morro project. The acquisition of the New Gold subsidiary will be accounted for as a business combination in accordance with Section 1582 (note 3). Management is in the process of determining the fair values of identifiable assets and liabilities acquired. The El Morro project is considered a separate reporting unit for the purpose of allocating goodwill. Total estimated transaction costs that will be expensed in 2010 relating to the acquisition amount to $4.7 million.

On January 13, 2010, Goldcorp received a statement of claim filed by Barrick against Goldcorp, New Gold and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal by a New Gold subsidiary in respect of the El Morro project. The Company’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and intends to defend Goldcorp against Barrick’s claim.

(c)	Disposition of interest in the Morelos gold project

On February 10, 2010, Goldcorp entered into an agreement with Gleichen for the sale of Goldcorp’s 21.2% interest in the Morelos gold project in Mexico (“El Limón) in exchange for C$52.0 million in cash. This transaction was completed on February 24, 2010. As a result of this transaction, the Company recognized a $17.3 million after tax ($24.0 million before tax) write-down of its investment in El Limón during the fourth quarter of 2009 (note 9(f)).

GOLDCORP     |     139

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Corporate Information
HEAD OFFICE
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696 3000
Fax: (604) 696 3001
www.goldcorp.com
TORONTO OFFICE
Suite 3201 – 130 Adelaide Street West
Toronto, ON M5H 3P5 Canada
Tel: (416) 865 0326
Fax: (416) 359 9787
RENO OFFICE
Suite 310 – 5190 Neil Road
Reno, NV 89502 United States
Tel: (775) 827 4600
Fax: (775) 827 5044
MEXICO OFFICE
Paseo de las Palmas 425-15
Lomas de Chapultepec
11000 Mexico, D. F.
Tel: 52 (55) 5201 9600
STOCK EXCHANGE LISTING
Toronto Stock Exchange: G
New York Stock Exchange: GG
TRANSFER AGENT
CIBC Mellon Trust Company
Suite 1600 – 1066 West Hastings Street Vancouver, BC V6E 3X1 Canada
Toll free in Canada and the US:
     (800) 387 0825
Outside of Canada and the US:
     (416) 643 5500 inquiries@cibcmellon.com
www.cibcmellon.com
INVESTOR RELATIONS
Jeff Wilhoit
Vice President, Investor Relations

Toll free: (800) 567 6223
info@goldcorp.com
REGULATORY FILINGS
The Company’s filings with the
Ontario Securities Commission can be
accessed on SEDAR at www.sedar.com.
The Company’s filings with the US
Securities and Exchange Commission
can be accessed on EDGAR at www.sec.gov.
AUDITORS
Deloitte & Touche LLP
Vancouver, BC
ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders
will be held on Wednesday, May 19, 2010
at 10:00am (ET) in the Grand Banking
Hall, One King Street West,
Toronto, Ontario.

ABOUT GOLDCORP
Headquartered in Vancouver, British Columbia, Goldcorp employs approximately 14,000 people worldwide at operations and development projects in countries throughout the Americas.
As one of the world’s largest gold producers, Goldcorp has made a commitment to grow in an efficient, sustainable and responsible manner.
The Company’s aim is to deliver value to shareholders by providing them the best possible returns for their investment. This is achieved through many valued partnerships with employees, shareholders, customers and local communities. They are all instrumental to our success.
Concept and Design: THE WORKS www.worksdesign.com

THE BEST-POSITIONED SENIOR GOLD PRODUCER
Growth Leader
Low-Cost Producer
Outstanding Balance Sheet
Low Political Risk
Goldcorp Inc.
Park Place, Suite 3400 – 666 Burrard Street
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696 3000
Fax: (604) 696 3001
www.goldcorp.com